W. R. BERKLEY CORPORATION

2005 ANNUAL REPORT




EVERYTHING COUNTS
EVERYONE MATTERS™


PROCESSED
APR 2 6 2006
THOMSON
FINANCIAL

FIVE BUSINESS SEGMENTS

Specialty

The Specialty units underwrite complex and sophisticated risks, including general, professional and product liability coverages as well as commercial transportation business, on both an excess and surplus lines and admitted basis.
2005 RESULTS: Total revenues increased 22% to $1.8 billion. Pre-tax income rose 25% to $346 million.

Regional

The Regional units, which are leaders in their local markets, write commercial lines coverages for small and mid-sized business firms and governmental entities. This segment also writes surety coverages.
2005 RESULTS: Total revenues advanced 11% to $1.2 billion. Pre-tax income increased 18% to $216 million.

Alternative Markets

The Alternative Markets units develop and administer self-insurance programs and other alternative risk transfer mechanisms. Workers' compensation is the predominant line of business in this segment.
2005 RESULTS: Total revenues advanced 11% to $857 million. Pre-tax income was $238 million, up 79%.

Reinsurance

The Reinsurance units write reinsurance on both a facultative and treaty basis. In addition, the Company participates in business written through Lloyd's and in several specialty niches.
2005 RESULTS: Total revenues were $849 million and pre-tax income was $64 million.

International

The Company's International business operates in selected regions throughout the world, including Europe, South America and Asia.
2005 RESULTS: Total revenues increased 24% to $209 million. Pre-tax income rose 11% to $21 million.

W. R. Berkley Corporation's business segments had an excellent year, each producing strong earnings growth.

COMPOUND ANNUAL GROWTH RATE

	1 YEAR	5 YEARS	10 YEARS	20 YEARS
Book Value Per Share	20.6%	20.7%	11.2%	15.7%
Stock Price	51.4%	27.8%	16.2%	14.8%

OUR EXCELLENT RESULTS

26%

Return on stockholders' equity was 26% for the second year in a row.

$4.08

Net income reached a new high of $4.08 per share, advancing 24% over 2004.

$4.6 billion

Net premiums written increased 8% to $4.6 billion.

$1.7 billion

Cash flow from operations advanced 6% to $1.7 billion.

Contents

AT A GLANCE

NET PREMIUMS WRITTEN
[Dollars in billions]



1.9
2.7
3.7
4.3
4.6
2001 2002 2003 2004 2005

INVESTMENTS
[Market value – Dollars in billions]



3.6
4.7
6.5
8.3
10.4
2001 2002 2003 2004 2005

RESERVE FOR LOSSES AND LOSS EXPENSE
[Dollars in billions]



2.8
3.2
4.2
5.4
6.7
2001 2002 2003 2004 2005

STOCKHOLDERS' EQUITY
[Dollars in billions]



0.9
1.3
1.7
2.1
2.6
2001 2002 2003 2004 2005

W. R. Berkley Corporation, founded in 1967, is one of the nation's premier commercial lines property casualty insurance providers. Each of the operating units in the Berkley group participates in a niche market requiring specialized knowledge about a territory or product. Our competitive advantage lies in our long-term strategy of decentralized operations, allowing each of our units to identify and respond quickly and effectively to changing market conditions and local customer needs. This decentralized structure provides financial accountability and incentives to local management and enables us to attract and retain the highest caliber professionals. We have the expertise and resources to utilize our strengths in the present environment, and the flexibility to anticipate, innovate and respond to whatever opportunities and challenges the future may hold.

How we are different: **Accountability** The business is operated with an ownership perspective and a clear sense of fiduciary responsibility to shareholders. **People-oriented strategy** New businesses are started when opportunities are identified and, most importantly, when the right talent is found to lead a business. Of the Company's 31 units, 23 were developed internally and eight were acquired. **Responsible financial practices** Risk exposures are managed proactively. A strong balance sheet, including a high-quality investment portfolio, ensures ample resources to grow the business profitably whenever there are opportunities to do so. **Risk-adjusted returns** Management company-wide is focused on obtaining the best potential returns with a real understanding of the amount of risk being assumed. Superior risk-adjusted returns are generated over the insurance cycle. **Transparency** Consistent and objective standards are used to measure performance – and, the same standards are used regardless of the environment.

RELATIVE STOCK PRICE PERFORMANCE
W. R. Berkley vs. S&P 500 over the past 20 years


W. R. Berkley Corporation
Growth: +3,591%
3000%
2000%
1000%
656%
S&P 500
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

FINANCIAL HIGHLIGHTS
[Dollars in thousands, except per share data]

YEARS ENDED DECEMBER 31	2005	2004	2003	2002	2001
Total revenues	$4,996,839	$4,512,235	$3,630,108	$2,566,084	$1,941,797
Net premiums written	4,604,574	4,266,361	3,670,515	2,710,490	1,858,096
Net investment income	403,962	291,295	210,056	187,875	195,021
Service fees	110,697	109,344	101,715	86,095	75,771
Net income (loss)	544,892	438,105	337,220	175,045	(91,546)
Net income (loss) per common share:					
Basic	4.29	3.48	2.71	1.53	(0.93)
Diluted	4.08	3.31	2.58	1.47	(0.93)
Return on common stockholders' equity	25.8%	26.0%	25.3%	18.4%	(11.20%)
AT YEAR END					
Total assets	$13,896,287	$11,451,033	$9,334,685	$7,031,323	$5,633,509
Total investments	10,378,250	8,341,944	6,480,713	4,663,100	3,607,586
Reserve for losses and loss expense	6,711,760	5,449,611	4,192,091	3,167,925	2,763,850
Stockholders' equity	2,567,077	2,109,702	1,682,562	1,335,199	931,595
Common shares outstanding (in thousands)	127,510	126,409	125,307	124,253	112,188
Common stockholders' equity per share	20.13	16.69	13.43	10.75	8.30



WILLIAM R. BERKLEY
CHAIRMAN OF THE BOARD
AND CHIEF EXECUTIVE OFFICER

The results of our Company in 2005 are a reflection of our long-term strategy implemented by a dedicated group of employees. For the third straight year, W. R. Berkley Corporation's after-tax return on equity exceeded 25%. This result was especially extraordinary given the industry's unsatisfactory 2005 results. The insurance business, with all its complexity of implementation, requires dedicated people who recognize that every detail of the insurance transaction is important. These people are fully cognizant that the handling of every claim, whether large or small, requires care and attention. To implement our business strategy

The insurance business, like every other enterprise, is only of value when we deliver an economic solution to our customer's problem.

with this level of diligence and consistency, every person in the organization is important; every task they accomplish makes a difference in our results. Our business requires sweating the little stuff as well as the big stuff, and demands attention of people at every level of the organization. This is what makes our Company different.

The Company's core strategy remains unchanged: to optimize our risk-adjusted return while investing appropriately to ensure a future that will continue to create long-term value for our shareholders. The actions that are required to

In 2005 we had record earnings. We had an outstanding return on capital and we strengthened our balance sheet; all the while, investing in our future. We had a plan.

achieve this goal create a constant tension between long and short-term objectives. It is easy to start down various tracks which will generate short-term benefits but which do not enhance the long-term values our owners seek. We are always opportunistic but only when the opportunity enhances the intrinsic value of the enterprise and inures to the benefit of our shareholders.

In 1999 when we evaluated our strategic focus, we made a series of decisions. First, we exited the personal lines business. The property exposure of personal lines created volatility while it delivered unsatisfactory returns. The private passenger auto side required the processing efficiency of large scale operations, something we did not possess in this line of business. Our analysis of returns available on personal lines was such that we did not believe we could achieve satisfactory returns, nor did we think we could become a leader in the marketplace. We also realized the politicized nature of the personal lines business might create challenges to profitable operations. At the same time, we realized that once out of the personal lines business, we needed operating units with more scale and greater technical skill. Thus, we consolidated our regional businesses. These decisions have proved exceptionally rewarding as our regional business has grown from strength to strength, delivering better and better returns as they focused on niche areas of the commercial lines marketplace in their respective locales.

Our specialty business continues to grow and expand as we find new areas of specialization. The focus of our units, to serve a particular marketplace with their own unique products, resulted in an extraordinary combination of growth and outstanding returns. Our specialty units are managed in a way that allows them to optimize their own area of expertise and decisions are made at each unit with that in mind. When new areas of specialization appear, we do not necessarily give the opportunity to an existing enterprise. Rather, we may find a team with that specialization and build a new unit around those individuals. This was particularly evident at the end of 2005 with the addition of several new start-ups.

The performance of our specialty business was, by every measure, excellent. Premium volume grew by 22% and overall profitability grew by 25% to a new high of almost $350 million. This segment of our business took advantage of the tight insurance marketplace and was able to grow in policy count and to increase prices. This segment truly delivered outstanding returns.

The regional business continues to gain market share as it builds its position as a commercial lines insurer. We insure property and casualty exposures of businesses in the 38 states in which we are currently operating. We do not do a significant amount of business in urban markets and our typical customer is an owner-managed enterprise. Service and claims handling are critical elements that our customer, along with his independent agent, focus upon during the selection process. While no insurance company has a perfect record, our goal is to provide service that meets or exceeds the expectations of our customer in fulfilling the terms and conditions of his insurance policy. We have chosen to do business through independent agents and brokers because we

We had the vision to position our Company well, but the outcome is truly a reflection of the focus given to every detail every day by all of our people. They are the story of our Company's results.

believe they provide to our ultimate customer – the consumer – the expertise necessary to select the appropriate insurance carrier and coverages.

The regional business thrives for several reasons. First, each of our companies knows its territory. Each company is a part of the community it serves and has long-term relationships with its agents. The products we offer are geared to their specific territory. We sell agricultural related products in the Midwest and products designed for the lumber industry in the Northeast. We do not believe that one size fits all. And finally, the decisions are made by local management at each company. They are responsible for their strategies and their implementation and they are accountable for their results. Thus, we can deliver the benefits of a local company with the financial strength of a global enterprise.

Our alternative markets business grew modestly in 2005 with premium volume increasing by approximately 5%. However, underwriting profit increased by almost 200% and operating income grew by nearly 80%. This segment of our business, which focuses on workers' compensation with an emphasis on self-insureds, benefited greatly by its recent expansion into the California workers' compensation market. The results of this business were substantially impacted in a positive way as a result of the release of prior years' reserve development at Preferred Employers, our California company. But this aside, the entire segment had growth and exceptional profitability. Because of recent rate decreases, the premium volume in California actually declined although we had record profitability.

Our reinsurance business is focused on a defined segment of the market and because of our strategic decisions, it did not suffer extraordinary losses from the recent hurricane season. The premium volume of our reinsurance segment declined by approximately $100 million from 2004 to 2005. This decline derived primarily from two parts of the business. Fac Re's volume declined by approximately $50 million due to the elimination of one major business relationship and, our quota share business at Lloyd's declined by approximately $50 million in accordance with our prior plans. These declines were somewhat offset by growth at B F Re and various other niche opportunities. Primarily due to storm associated losses at our various Lloyd's related underwriting units, the profitability of our reinsurance business declined.

Overall, we are quite pleased with our reinsurance business in spite of the lower volume and decline in profitability. We believe that both our facultative and treaty operations, as well as our participation in Lloyd's, are well positioned; so much so that we will be able to continue building on this unique and specialty focused reinsurance enterprise. With approximately one half of our business coming from the facultative side and our treaty business having a specialty casualty focus, we expect to continue into the future, patiently building in an opportunistic way.

Our international business grew by approximately 10%. Profitability grew at a similar pace. As we reorganized this segment of our business, we began to appreciate the quality of the enterprise. For the past ten years we have slowly built this business. The management teams are outstanding and, in each of the markets in which we operate, we are a well-respected leader. Although the global business has been more erratic than we anticipated, its unpredictable nature was not a result of the day to day business activities but rather a reflection of local political and social change. Over this period of time, we have learned a great deal about doing business in other countries. We believe this experience will allow us to be more effective in expanding our global presence. In the last quarter of 2005, we committed to begin business in Hong Kong, Brazil and Spain. We expect to continue investing resources throughout the globe where opportunities exist for satisfactory risk-adjusted returns.

The insurance business, like every other enterprise, is only of value when we deliver an economic solution to our customer's problem. In the case of business insurance, our solution is to help our customers ameliorate unforeseen or random events which have a negative impact on their business. The price the customer pays is related to the economic value being delivered. The need for insurance is derived from the economic value of this protection. A price can be calculated for each risk based on the probability of the event and the expected severity of the average loss. However, this price is derived from the global universe of all such events. The business of insurance starts with ensuring that there is integrity of the information being used to make the decision – one needs the right numbers. Then, one needs to select the correct individual risk that will be better, or at least no worse, than the average, i.e. underwriting; and finally, in the event of a loss, one must effectively mitigate exposures in order to have the lowest possible claim's settlement cost. Even when all these things are done, the frictional cost of the process of obtaining the business and delivering the service must be managed. Each of our companies is a specialist by product, by territory, or by distribution channel. It is that knowledge and expertise – and the people who possess it – that give us our competitive advantage.

Ultimately, in a business like insurance, the results of an enterprise will be a reflection of its strategy and its people. Our year is a reflection of the efforts of our almost 5000 people who work in the operating units throughout the United States and around the world. While our Company, as many companies in our industry, has a strategy that appears thoughtful, the success of that strategy rests squarely on the backs of every person in the organization. In 2005 we had record earnings. We had an outstanding return on capital and we strengthened our balance sheet; all the while, investing in our future. We had a plan. We had the vision to position our Company well, but the outcome is truly a reflection of the focus given to every detail every day by all of our people. They are the story of our Company's results. They understand that everything they do counts and each of them matters.

Sincerely,

William R. Berkley

William R. Berkley
Chairman of the Board and Chief Executive Officer
March 20, 2006



EVERYTHING COUNTS, EVERYONE MATTERS™



JAMES G. SHIEL
SENIOR VICE PRESIDENT
INVESTMENTS



PAUL J. HANCOCK
SENIOR VICE PRESIDENT
CHIEF CORPORATE ACTUARY



ROBERT W. GOSSELINK
SENIOR VICE PRESIDENT
INSURANCE RISK MANAGEMENT

Although the overall portfolio is primarily fixed income, we also maintain a portfolio of various alternative investments which offers opportunities for more favorable returns while diversifying risk.

Depending on one's perspective, the investment water glass could have been regarded as half-full or half-empty during 2005. For those expecting the much anticipated increase in interest rates, one only had to look to the Federal Reserve, which tightened monetary policy an unprecedented eight times during the year, bringing the Federal Funds rate to 4.25%. As recently as June 2004, the comparable rate was 1%. As is typical of such a move, short-dated Treasuries followed suit with the two-year note moving up in yield by over 130 basis points. By contrast, for those expecting the multi-year trend of global deflationary forces and massive foreign buying of Treasuries to keep interest rates near historical lows, one only had to look at the ten-year Treasury, which finished the year at just below 4.40%. This falls right at the prior year's close and is actually lower than it was before the Federal Reserve began tightening monetary policy. The benchmark ten-year has now remained in an extraordinarily tight trading band for three full years, bringing measures of volatility – read opportunity – to generational lows. Thus, with a virtually flat yield curve and little volatility, investment opportunities were hard to find.

We feel our investment portfolio was, and remains, well-positioned for this period of seemingly conflicting reactions. Our fixed income portfolio continues a significant allocation to short-term investments which, as a result of the Federal Reserve's actions, continue to reprice to higher yields, thereby benefiting investment income. We have balanced this defensive position with a significant, and growing, allocation to intermediate municipal bonds. Intermediate municipals have performed very well due to their attractive after-tax yields, as well as their favorable position on the yield curve. This "barbell" combination has given us the best of both worlds and should continue to perform well while the yield curve remains generally flat, or possibly slightly inverted.

As the Federal Reserve's tightening cycle winds down, this balancing act between relatively high short-term yields and historically low longer-term yields will be challenging as the markets begin to anticipate the potential first ease and the eventual resteepening of the yield curve. We will then be facing a less robust and more uncertain economy with new investment challenges. One of these challenges







IRA S. LEDERMAN
SENIOR VICE PRESIDENT
GENERAL COUNSEL
AND SECRETARY

EUGENE G. BALLARD
SENIOR VICE PRESIDENT
CHIEF FINANCIAL OFFICER
AND TREASURER

may well be the repricing of investment risk. Over the last several years, risk premiums on a wide range of markets have declined dramatically. Corporate and mortgage-backed securities, two areas we have depended on in the past for favorable returns, remain by almost any measure richly priced relative to risk-free alternatives. Some market participants believe that this is a secular trend reflecting, among other things, more effective monetary policy and improved hedging techniques that permit the greater use of financial leverage without commensurate risk. We believe that fundamentally nothing has changed and that this period of serene financial markets is purely a cyclical phenomenon warranting caution and patience. Other challenges exist as well. Despite record levels of investment income, the underlying book yield of the portfolio remains under pressure as current investment rates, while clearly improving over the last few years, are still significantly below where they were throughout recent history. As a result of the improved climate recently, we have extended our duration modestly to 3.8 years from 3.2 years last year, but it remains well below the levels of several years ago. At year end, the fixed income portfolio was invested 21% in U.S. Government securities (including cash and cash equivalents), 51% in municipal securities, 16% in mortgage-backed securities, 9% in corporate bonds, and 3% in foreign bonds.

Although the overall portfolio is primarily fixed income, we also maintain a portfolio of various alternative investments which offers opportunities for more favorable returns while diversifying risk. These investments account for approximately 13% of the total investment portfolio and are concentrated in merger arbitrage and real estate. Merger arbitrage profits once again improved during 2005, as both takeover activity and short rates, the primary drivers of profit, continued to increase. While merger arbitrage profits may not return to their 1990s profile of low double digit returns with minimal volatility, we believe that, with discipline, we will again generate its historical average of two times the risk-free rate of return. Our real estate allocation is a combination of publicly traded REITs, opportunistic real estate funds focused on both equity and mezzanine investments, and directly owned real estate, primarily in the office building sector.



EVERYTHING COUNTS, EVERYONE MATTERS™



EVERYTHING COUNTS, EVERYONE MATTERS™

Depending on one's perspective, the investment water glass could have been regarded as half-full or half-empty during 2005. We feel our investment portfolio was, and remains, well-positioned for this period of seemingly conflicting reactions.

FIXED INCOME PORTFOLIO DISTRIBUTION


51% State and Municipal
16% Mortgage-backed Securities
14% U.S. Government and Government Agency
9% Corporate Bonds
7% Cash and Cash Equivalents
3% Foreign Bonds

Echoing the last several years, our real estate returns continued to add significantly to both investment income and book value during 2005. While some of this is not currently reflected on our balance sheet, as properties are sold the returns will be visible.

Outlook

While pleased with the current portfolio, our outlook is in a constant state of evolution, based on our perception of economic and market trends. Our willingness to assume risk when the right opportunity presents itself should provide us the chance to deliver excellent returns in the coming year.





W. ROBERT BERKLEY, JR.
EXECUTIVE VICE PRESIDENT

Each of our five business segments – Specialty, Regional, Alternative Markets, Reinsurance, International – is comprised of individual operating units that serve a market defined by geography, products, services, or types of customers. Our growth is based on meeting the needs of customers, maintaining a high-quality balance sheet, and allocating capital to our best opportunities.

2005 REVENUES VS. PROFITS

2005 REVENUES
[Dollars in millions]


Specialty
Regional
Alternative
Reinsurance
International
$1,816
$1,231
$857
$849
$209

2005 PROFITS
[Dollars in millions]


Specialty
Regional
Alternative
Reinsurance
International
$242
$148
$165
$53
$14

2005 PROFITS
[By percentage]


39% Specialty
24% Regional
26% Alternative
9% Reinsurance
2% International

2005 REVENUES
[By percentage]


37% Specialty
25% Regional
17% Alternative
17% Reinsurance
4% International

SPECIALTY SEGMENT





ROBERT C. HEWITT
SENIOR VICE PRESIDENT
EXCESS AND SURPLUS LINES

PETER L. KAMFORD
SENIOR VICE PRESIDENT
ADMITTED SPECIALTY LINES

Our Specialty business is made up of 966 people in nine operating units who serve clients nationwide – and, who evaluate each risk individually.

GROSS WRITTEN PREMIUMS BY LINE
[By percentage]



44% Premises Operation
15% Automobile
14% Products Liability
10% Professional Liability
9% Property
8% Other

SEGMENT DATA 2005 VS. 2004
[Dollars in millions]

	2005	2004
Total assets	$4,731	$3,776
Total revenues	$1,816	$1,491
Pre-tax income	$ 346	$ 276
GAAP combined ratio	88%	87%
Return on equity	21%	22%

2005 was the most profitable year to date for our Specialty operations. The year ended with over $1.9 billion in gross written premiums and $346 million in pre-tax income, representing an increase of 25% over the previous year. Return on equity was 21% and the segment-wide combined ratio was 88%.

Segment Overview

The Specialty lines focus on those risks that typically fall outside the underwriting guidelines of the standard insurance market. These are the highly sophisticated and complex risks that are unique in nature, and that do not exist as large classes of homogenous business. They require the knowledge to understand the new or uncommon risk, the experience to properly price that risk as well as tailor the terms and conditions to that particular exposure, and the skill to handle each claim appropriately. We know this business is built on excellence of execution at every step of that process, as risk is defined, understood, and balanced against the benefit. And, we know that each step in that process ultimately affects the outcome. Our Specialty



EVERYTHING COUNTS, EVERYONE MATTERS™



JAMES S. CAREY
ADMIRAL INSURANCE COMPANY



STEVEN S. ZEITMAN
BERKLEY SPECIALTY UNDERWRITING MANAGERS LLC



THOMAS M. KUZMA
NAUTILUS INSURANCE COMPANY



RICHARD P. SHEMITIS
VELA INSURANCE SERVICES, INC.



JOHN S. DIEM
BERKLEY UNDERWRITING PARTNERS, LLC

units have combined this expertise with their strong relationships with their distribution systems to become providers of choice within their market segments.

Operating Units

In 2005, our Specialty operations continued to be a major growth business for the Company. To better refine the focus of its two distinct areas of operation, this year we divided our existing eight operating units and our newly formed Berkley Aviation, LLC into two divisions of our Specialty segment.

Our **Excess and Surplus Lines** companies, whose products are distributed through the wholesale distribution network, now form one division of our operations. These companies are Admiral Insurance Company, Berkley Specialty Underwriting Managers LLC, Nautilus Insurance Company, and Vela Insurance Services, Inc. Robert C. Hewitt has moved from our Alternative Markets operations to head this division. The Excess and Surplus Lines operations will continue to focus on expanding our product offerings through the wholesale distribution network. Whether it is the large risk written by Admiral, or the smaller one written by Nautilus, whether it is a company that specializes in a particular niche, such as Vela in construction, or Berkley Specialty Underwriting Managers in entertainment and sports, the cornerstone of this group's success continues to be the intellectual acumen of its people, combined with their strong relationships with their wholesale brokerage systems.

Our **Admitted Specialty Lines** companies, which form the second division, offer a breadth of products that require multiple distribution systems comprised of retail agents or brokers, wholesale brokers, and managing general underwriters or agents. In this group are Berkley Underwriting Partners, LLC, Carolina Casualty Insurance Company, Clermont Specialty Managers, Ltd., Monitor Liability Managers, Inc., and now Berkley Aviation, LLC. Peter L. Kamford has joined us to lead this group.

The Admitted Specialty Lines products will continue to be distributed through wholesale and retail brokers, and through local agents who have specialized expertise in the classes of business underwritten by each of these operating units. At Carolina, it is the commercial, long-haul trucking industry; at Clermont, it is the upscale New York City residential real estate and restaurant business; at Monitor








WILLIAM F. MURRAY
CAROLINA CASUALTY INSURANCE COMPANY

ALFRED SCHONBERGER
CLERMONT SPECIALTY MANAGERS, LTD.

DOUGLAS J. POWERS
MONITOR LIABILITY MANAGERS, INC.

Liability, it is professional liability; and at Berkley Underwriting Partners, it is specialized expertise in common blocks of business. Our newest Specialty unit, Berkley Aviation, was formed to write business and commercial aviation and airport operations.

Whatever the focus, each represents what Berkley Specialty is all about – specialized underwriting and claims expertise.

Excess and Surplus Lines

Admiral Insurance Company, now one of the nation's major surplus lines companies, has built much of its long-term success in the wholesale brokerage sector on the extremely high quality of its people, and its ability to successfully underwrite the most unique exposures. Since its purchase by W. R. Berkley Corporation in 1979, it has remained a market leader with an outstanding reputation for highly skilled underwriting, effective and efficient claims handling, and extraordinary customer service and flexibility. Its lines of business include commercial casualty, professional liability, commercial property, and commercial excess and umbrella liability. While pricing has undoubtedly softened, Admiral has continued to find opportunities for growth in all of its lines of business, with gross written premiums reaching $537 million in 2005.

Berkley Specialty Underwriting Managers LLC, which joined Berkley in July 2004, consists of two underwriting divisions. Its Specialty Casualty division offers commercial general liability, including products liability for manufacturers, exclusively through the wholesale market. Its Entertainment and Sports division provides a full portfolio of insurance coverage to customers in those industries, on both an admitted and non-admitted basis. Both units have in place seasoned underwriters who have the product line and marketplace skills to meet the business needs of each customer base. In its first 18 months of operation, Berkley Specialty Underwriting Managers has positioned itself well for future growth in the specialty insurance market. The Specialty Casualty line grew significantly in its first full year, and its Entertainment and Sports division established itself in the market this year by successfully writing all but one of its targeted major sports accounts. In 2005, gross written premiums were $166 million.

Nautilus Insurance Company writes commercial excess and surplus lines business for small to medium-sized risks in all states. Admitted business is also written in a limited number of states through Nautilus' wholly-owned subsidiary, Great Divide Insurance Company. Nautilus is a respected industry leader with a reputation for strong underwriting. Over its twenty year history, it has developed stable and long-standing relationships with general agents who are chosen on a selective basis and who share the company's core values. Its business model requires excellence of execution, and Nautilus invests time and effort in ongoing innovation and improvement of that process. Its management style of open communication, shared goals, and ongoing education and development of its employees contributes to its high quality of service and efficient business transactions with its customers. Nautilus finished 2005 with $330 million in gross written premiums.

We know this business is built on excellence of execution at every step of that process, as risk is defined, understood, and balanced against the benefit. And, we know that each step in that process ultimately affects the outcome.

Vela Insurance Services, Inc. specializes in excess and surplus lines casualty business with a primary focus on contractor and product liability coverages. With offices in Chicago, Illinois and Solvang, California, it writes a variety of classes nationwide exclusively through a network of excess and surplus lines brokers. Since its start-up in 1996, it has come to be highly regarded in its niche construction market for innovative, flexible, and disciplined underwriting, and for efficient service to its wholesale brokers. Ongoing improvements and innovations in technology, systems and processes begun in 2005 and continuing in 2006 are resulting in more efficient and seamless service to its customers. A new program launched by Vela in late 2004 has expanded the company's traditional business model and broadened its product offering by providing wrap-up policies for large residential projects. Vela finished 2005 with $273 million in gross written premiums.

Admitted Specialty Lines

Berkley Underwriting Partners, LLC, which began operations in November 2000, moved into the Specialty segment from the Reinsurance operations this year. Now, in 2005, it has come into its own as a leading program management company offering both admitted and non-admitted insurance support for commercial casualty program administrators with specialized insurance expertise. Berkley Underwriting Partners' strategy is to evaluate underwriting expertise around a particular industry and incorporate that specialty into its portfolio, underwriting blocks of business rather than individual insureds. Over the course of its five year history, it has developed strong partnerships with underwriters who have experience in particular areas of business, mainly in programs in the $5 million to $25 million premium range. Berkley Underwriting Partners finished the year with a strong underwriting profit and gross written premiums of $152 million.

Carolina Casualty Insurance Company is a leader in the commercial transportation insurance industry, focusing on intermediate and long-haul trucking, public auto, and various classes of commercial auto. It specializes in liability, physical damage and motor truck cargo insurance for the nation's trucking industry as well as commercial auto. Over the years, Carolina Casualty has differentiated itself in the marketplace through fast and efficient claims handling, aggressive loss prevention programs, and service after the sale that builds long-term customer relationships. In 2006, Carolina Casualty continues to improve its overall execution and its proactive safety and loss control services to its insureds, and anticipates an expanding appetite in business auto, as well as other alternative risk situations. It finished the year with gross written premiums of $263 million.

Clermont Specialty Managers, Ltd. is a leading underwriter of insurance for high-rise cooperative, condominium and quality rental buildings and upscale restaurants in the New York City metropolitan area. Now in its 20th year of operation, Clermont has developed the underwriting experience and specialized expertise in its niche market that have allowed it to become a leader in its core New York City marketplace. Over time, Clermont's long-term employees have evolved a unique ability to understand

Our Specialty units have combined this expertise with their strong relationships with their distribution systems to become providers of choice within their market segments.

their particular client base, and to serve its needs responsively. In 2005, Clermont had another year of steady underwriting profit and anticipates growth in 2006. Gross written premiums in 2005 were $55 million.

Monitor Liability Managers, Inc. underwrites professional liability insurance on behalf of W. R. Berkley Corporation subsidiaries. Its product lines include directors' and officers' liability for the public, private and nonprofit sectors; employment practices liability; and lawyers' professional liability. Despite a softening market and increased competition among producers in these lines, Monitor continued to deliver profitable results, with gross written premiums of $155 million in 2005. This year Monitor introduced new products in its employment practices and management liability product lines for smaller businesses, expanding its reach beyond its traditional small public company and large private company focus. Monitor continues to be well positioned to serve the small to middle-market client base, where its high level of service and focus on detailed execution add particular value in this highly competitive market.

Outlook

2006 should continue to present the Specialty segment with a favorable operating environment. We fully anticipate our premium growth, driven by recent product additions, and bottom line financial performance to remain strong for the upcoming year.



EVERYTHING COUNTS, EVERYONE MATTERS™

REGIONAL SEGMENT



ROBERT P. COLE
SENIOR VICE PRESIDENT
REGIONAL OPERATIONS

Our Regional group is made up of 1,465 people in five autonomous units who serve customers in 38 states – and, who treat each one as an individual.

GROSS WRITTEN PREMIUMS BY LINE
[By percentage]



36% Commercial Multiple Peril

25% Automobile

18% Workers' Compensation

13% Other

8% Assigned Risk Plans

SEGMENT DATA 2005 VS. 2004
[Dollars in millions]

	2005	2004
Total assets	$ 2,653	$2,360
Total revenues	$ 1,231	$ 1,113
Pre-tax income	$ 216	$ 184
GAAP combined ratio	86%	87%
Return on equity	28%	28%

The Berkley Regional companies were outstanding performers in 2005, with gross written premiums of $1.4 billion. Return on equity was 28% for a third consecutive year and the segment-wide combined ratio was 86%.

Segment Overview

Our Regional companies are market leaders in providing products and services that meet the unique needs of each regionally differentiated customer base. Whether it is timber in Maine, grain elevators in Iowa, or ranching in Texas, our Regional businesses are grounded in their local communities. These are not the standard solutions provided by national carriers, but highly specialized, tailored products and services for specific regions and markets. They are unique in design, in delivery and, most importantly, in the level of personal service afforded through each and every agent to our insureds.

In each of our regional markets, it is product focus combined with delivery that sets us apart. Over the years, we have built a solid foundation of strong distribution systems that are based on long-term relationships.



EVERYTHING COUNTS, EVERYONE MATTERS™



BILL THORNTON
ACADIA INSURANCE COMPANY



KEVIN W. NATTRASS
BERKLEY MID-ATLANTIC GROUP



BRADLEY S. KUSTER
CONTINENTAL WESTERN GROUP



CRAIG W. SPARKS
UNION STANDARD INSURANCE GROUP



ROGER J. BASSI
MONITOR SURETY MANAGERS, INC.

Our agents and our insureds are our neighbors in the communities we serve – and, they understand the value of doing business with a Berkley company. This long-term presence in our regional markets has allowed us to develop an expertise that is unique in the industry. Our decentralized structure enables us to respond to customer needs in a more timely and knowledgeable way, and to innovate when standard solutions are not available. Moreover, our Berkley Regional companies have been – and will continue to be – a stable presence in the markets they serve, regardless of the cycles in the property casualty insurance market.

Throughout every transaction in the insurance process, we are known for our highly personalized, efficient service. Every day, at every Berkley Regional company, committed individuals add value to our customers through responsive assistance to our agents and insureds. From the underwriter who selects and prices the risk to insure, to the loss control person who adds value by reducing loss costs and ensuring safety, through the claims person who ultimately fulfills our promise, Berkley companies are made up of people who understand that we are not just in the business of selling policies, but of providing service that runs throughout the life of the policy.

Nowhere was this more vividly demonstrated than in the aftermath of Hurricanes Katrina and Rita, which struck our customers in the territory of Union Standard Insurance Group. Within hours, senior management personally delivered satellite phones to our agents in Mississippi and Texas, allowing them to communicate damage and needs for emergency response after visiting with their insureds. In the absence of internet access and cellular and land line service, our agents were able to set up operations in tents, in local parking lots, and take claims directly from policyholders, and then communicate that information to their offices, their respective carriers, and the rest of the 'outside' world. We told our agents to use these phones to help all of their insureds, no matter which insurance carrier they had. This was a moment that was not about business, but about doing what we do best – helping people solve the problems that affect their lives.

Operating Units

Since we started **Acadia Insurance Company** in 1992, it has differentiated itself by providing the type of personalized service to agents and insureds in New England and upstate New York that has come to characterize a W. R. Berkley company. Its business reflects the composition of its markets, with concentrations in construction, logging and wood products, and transportation. At Acadia, strategic planning begins at the branch office – the level closest to the customer. Underwriting, claims and loss control decisions are made locally by professionals who know their agents and insureds and understand their needs. In 2005, ongoing efforts were made to improve the quality of products, service and support to agents and insureds by focusing on savings through program efficiencies and claims cost reductions. Acadia's innovative 'Synergy' Program, which aims to reduce the frequency and severity of accidents and loss expenses for its insureds, is resulting in greater retention, profitability, and business relationships. By leveraging these strong competitive advantages, Acadia again produced excellent results, with gross written premiums of $355 million in 2005.

Whether it is timber in Maine, grain elevators in Iowa, or ranching in Texas, our Regional businesses are grounded in their local communities.

Berkley Mid-Atlantic Group provides an array of commercial products and services that responds to the needs of its customers in Pennsylvania, Delaware, Maryland, Virginia, North Carolina, South Carolina, and the District of Columbia. While taking a comprehensive approach to its market, Berkley Mid-Atlantic offers selective coverage enhancements to its standard market products, and continues to complement and support its standard writings with certain niche products where it has developed specialized expertise. Berkley Mid-Atlantic has built strong relationships with agents and policyholders through its commitment to exceptional service. Claim, underwriting and loss control services are organized into three full service regions, located close to the customer and policyholder to optimize response time and service. Through its customer-oriented but results-focused culture, Berkley Mid-Atlantic has created a distinct competitive advantage in the seven jurisdictions it serves. With gross written premiums of $203 million in 2005, Berkley Mid-Atlantic achieved record profits for the Regional segment.

Continental Western Group is a leading provider of commercial insurance services and expertise to a wide range of businesses throughout the Midwest and Pacific Northwest. It writes a full array of standard market property and casualty coverages, including specialty programs for fire departments, public entities, motor carriers, and agriculture-based businesses. Continental Western is well respected for its regional, market-based underwriting expertise and meaningful value-added services that have come to be recognized as fair, rational and responsive by the marketplace. At Continental Western, products, services and operations are continuously assessed to sharpen execution and focus on those things that add value to agents and policyholders. Employees build lasting relationships with agents through joint business planning and goal setting, as well as through the delivery of individualized marketing programs designed to support customized insurance solutions. On-site loss control assessment and workplace safety training sessions add value to our insureds while improving their business operations. Continental Western Group again produced outstanding results for the Regional group in 2005, with gross written premiums of $474 million.

Despite the unprecedented losses sustained industry-wide in the aftermath of Hurricanes Katrina and Rita in its territories, **Union Standard Insurance Group** ended 2005 with $211 million of gross written premiums, along with



EVERYTHING COUNTS, EVERYONE MATTERS™

Berkley companies are made up of people who understand that we are not just in the business of selling policies, but of providing service that runs throughout the life of the policy.

outstanding profits. Due to its proactive catastrophe loss mitigation strategies, which include sophisticated mapping techniques and diligent monitoring of aggregate exposures, Union Standard's 2005 storm losses were well within expectations for events of this magnitude. This effective exposure management, combined with its geographic and product line diversification, positioned Union Standard to absorb the losses associated with both storms and produce excellent results, without having to redefine its risk appetite. Consequently, it is able to remain a stable market for its customers. Union Standard has built its success on a long-term strategy of collaborative relationships and highly personalized service to the customers it serves in nine states – Alabama, Arizona, Arkansas, Kentucky, Mississippi, New Mexico, Oklahoma, Tennessee, and Texas. The preparedness and responsiveness that followed the hurricanes of 2005 would not have occurred without the dedication and commitment of Union Standard's 250 caring employees.

Monitor Surety Managers, which provides a complete line of surety products, enjoyed success in all areas of its operation in 2005. Its book of business improved in terms of consistency of standards and applications, overall risk quality and exposure management. Claims handling was greatly enhanced with additional staffing and improved systems. The company's market profile among professional surety producers showed marked improvement in several areas of operation, as it continued to build productive relationships with its surety agents. In 2005, Monitor Surety wrote $28 million in gross written premiums with the strongest profit in its history.

Outlook

For 2006 and beyond, our Regional companies are well positioned to meet any challenge we may face as our market provides greater demands for performance. Our customers know our abilities and can expect us to provide the superior service and product support they deserve. While we have enjoyed excellent results over the last few years, we would not have achieved these returns without the support of our agents, our policyholders, and our employees. Our accomplishments in 2005 and prior are significant, yet historical. We always will strive to be first in service, innovation, and in providing solutions. It is our customers who will decide if we have achieved these goals.



EVERYTHING COUNTS, EVERYONE MATTERS™



ALTERNATIVE MARKETS SEGMENT



ROBERT D. STONE
SENIOR VICE PRESIDENT
ALTERNATIVE MARKETS OPERATIONS

Our Alternative Markets business is made up of 1,289 people who partner with clients through seven operating units – and, who recognize that the insurance business is a service enterprise.

REVENUES BY UNIT
[By percentage]



36% Midwest Employers Casualty
25% Berkley Risk Administrators
18% Preferred Employers
15% Key Risk
6% Berkley Medical Excess

SEGMENT DATA 2005 VS. 2004
[Dollars in millions]

	2005	2004
Total assets	$2,375	$1,955
Total revenues	$ 857	$ 774
Pre-tax income	$ 238	$ 133
GAAP combined ratio	80%	92%
Return on equity	29%	23%

2005 was a record year in earnings for the Alternative Markets segment, with $857 million in revenues and $238 million in pre-tax income. Return on equity was 29% and the segment-wide combined ratio was 80%.

Segment Overview

In an industry that is inherently service-based, our Alternative Markets companies deliver a level of service and expertise that adds value and reduces costs. And, it is provided by people who care. This is the strategic advantage that has allowed us to compete effectively in this market over the long-term.

We began our Alternative Markets business over twenty years ago with a primary focus on clients that elect to retain a substantial part of their own insurance risk. Our initial line of business was workers' compensation. Over time, as we developed a specialized expertise in that market, we expanded these operations to include risk bearing services to our existing clients, as well as to new

EVERYTHING COUNTS, EVERYONE MATTERS™



J. MICHAEL FOLEY
BERKLEY MEDICAL EXCESS UNDERWRITERS, LLC



MARK C. TANSEY
BERKLEY RISK ADMINISTRATORS COMPANY, LLC



KENNETH R. HOPKINS
BERKLEY RISK ADMINISTRATORS COMPANY, LLC

markets. Today, we offer these services through five operating units that have each earned a reputation for personalized service that is efficient, accurate, and focused. Through two newly established units, we are extending our abilities to address opportunities in our markets.

We provide workers' compensation insurance on an excess basis for group and self-insureds and on a primary basis in selected states; we manage state workers' compensation residual market mechanisms; and we provide bundled and unbundled fee-based services to help corporate, government, not-for-profit and other entities develop and administer self-insurance programs and utilize other alternative means of financing or transferring risk. We write workers' compensation insurance for small, owner-managed businesses in California and, through Berkley Medical Excess Underwriters, newly added to the Alternative Markets group from our Specialty segment, we insure hospitals' excess liability. In 2006, Berkley Accident and Health and Berkley Net Underwriters will join our existing five units and broaden the scope and distribution of the Alternative Markets' product offerings.

More than any other line of business, the Alternative Markets operations are impacted by fluctuations in the American economy. Healthcare costs, which have historically increased at a rate higher than inflation, are a significant component of workers' compensation costs and have, in recent years, outpaced the indemnity portion. Another area of our business that has experienced considerable change recently is the California workers' compensation market, where legislative reform has resulted in lower claims costs and, correspondingly, dramatically reduced premium levels.

We continue to focus on these particularly attractive classes of business, and are confident in our ability to manage the uncertainties inherent in those markets. Our expertise in these areas, our structure and our long-term strategy give us the flexibility to manage risk and position ourselves to address our clients' future needs.

Operating Units

Berkley Medical Excess Underwriters, LLC is a leading provider of medical malpractice excess and reinsurance coverage and services to hospitals and integrated delivery systems. Since its start-up in 2002, it has filled a unique role in the industry by bringing added value to its brokers and clients through collaboration on risk management, claims, and financial issues, and through a comprehensive understanding of each client's particular situation and goals. Berkley Medical has developed innovative benchmarking techniques and effectively used data and metrics to promote aggressive risk management, and to allow clients to evaluate their own loss and exposure relative to industry standards. In its third full year of operations, Berkley Medical has continued to refine its execution and branding strategies as part of an ongoing process of understanding the buyer's needs more fully, and capitalizing on the opportunities the marketplace currently affords. In 2005, these efforts resulted in gross written premiums of $49 million.

Berkley Risk Administrators Company, LLC is a nationwide third-party administrator of property casualty insurance claims, policy and underwriting services for all lines of commercial coverage, including workers' compensation, liability, and property. Berkley Risk Administrators is also a provider of alternative strategies and methods that reduce





JOE W. SYKES
KEY RISK INSURANCE COMPANY



MELODEE J. SAUNDERS
MIDWEST EMPLOYERS CASUALTY COMPANY



LINDA R. SMITH
PREFERRED EMPLOYERS INSURANCE COMPANY

the cost of managing risk for businesses, governments, educational institutions, tribal nations, not-for-profit entities, and insurers. Its risk management and third-party administrative services are divided into three distinct areas of operation: individual accounts and group programs; workers' compensation assigned risk plan servicing carriers; and, through its affiliate, Riverport Insurance Company, it provides property, casualty, and automobile coverage to human service agencies and issuing carrier services for captive insurance companies in 29 jurisdictions. In a business that is highly transactional, Berkley Risk Administrators has distinguished itself with accurate and efficient claims management and underwriting, earning the highest rating by the National Council on Compensation Insurance. It continues to actively monitor and oversee processes to improve performance and service to its diverse client base. Despite a recent depopulation of assigned risk plans industry-wide, which resulted in lower fee income, Berkley Risk Administrators was able to continue to grow with total revenue reaching $150 million for the year.

Key Risk Insurance Company is a leading provider of workers' compensation services for employers in the Southeast and is currently licensed to do business in North Carolina, Virginia, Georgia, Tennessee, South Carolina and Florida. These services are provided on a fully insured basis through Key Risk Insurance Company or as a third-party administrator through Key Risk Management Services, Inc., and distributed by independent agents. As a focused, regional provider of workers' compensation services, Key Risk has an in-depth understanding of local legislative climates, applicable state statutes, economic and market conditions. This, in combination with its full offering of underwriting, claims, and loss control capabilities, allows it to provide a properly designed program that fits employers' needs while helping them effectively manage and mitigate the cost of their workers' compensation program. In 2005, Key Risk Insurance Company experienced continued growth in its healthcare and school niches, ending the year with gross written premiums of $121 million, an 18% increase from 2004. In 2006, the focus on larger accounts and certain niche classes will continue, along with an emphasis on increased growth in the Southeast. Key Risk Management Services, Inc. will continue to provide services to self-insureds, both group and individual, and will focus on services to hospitals, manufacturing and public entities.

Midwest Employers Casualty Company is a workers' compensation excess insurance carrier that helps its clients achieve best practice results through service innovations. Since its formation in 1986, it has provided self-insured



In an industry that is inherently service-based, our Alternative Markets companies deliver a level of service and expertise that adds value and reduces costs. And, it is provided by people who care.

excess, large deductible and reinsurance products to individual employers and groups across the country. Midwest Employers' innovative 'Total Cost of Risk' (TCOR) program, which bundles unique and powerful risk management services with broad coverage, has proven to be a major competitive advantage in its niche marketplace. Successful integration of these services into the client's current workers' compensation program improves their financial performance and reduces the frequency of life altering injuries, as well as Midwest Employers' own loss ratio. Its TCOR approach was originally utilized on selected accounts, but with the success of this initial program it was expanded in 2005 to all clients, both new and renewal. In 2005, gross written premiums grew to $324 million.

Preferred Employers Insurance Company has rapidly developed into a leading provider of workers' compensation coverage for small business owners in California. Since its start-up in 1998, Preferred has focused on customer service to the California small employer and is committed to the small business community. In its seven year history, it has distinguished itself with simple and timely solutions provided by accessible professional staff who have a thorough understanding of the state's diverse economic and industry base, as well as the rules and regulations that govern California workers' compensation insurance. Preferred's new Medical Provider Network, developed under the new reform legislation, has streamlined service for policyholders. While the impact of the 2003 and 2004 legislative reforms has yet to be fully determined, it became clear as 2005 progressed that they had significantly reduced the cost of claims. Due to these decreasing claims costs, Preferred was able to pass along significant savings to its 17,000 policyholders in the form of rate decreases throughout the year. In 2005, Preferred achieved gross written premiums of $164 million.

Outlook

The Alternative Markets segment expects to experience a continuation of the segment's strong operating performance in 2006. The inclusion of Berkley Medical Excess Underwriters and the addition of Berkley Accident and Health and Berkley Net Underwriters expand the product and service capabilities of the Alternative Markets segment's operations.





EVERYTHING COUNTS, EVERYONE MATTERS™

REINSURANCE SEGMENT



JAMES W. McCLEARY
SENIOR VICE PRESIDENT
REINSURANCE OPERATIONS

Our Reinsurance business is made up of 177 people in five operating units who form long-term relationships with clients who share our values of discipline and risk-adjusted returns.

GROSS WRITTEN PREMIUMS BY LINE
[By percentage]



42% Treaty

35% Facultative

22% Lloyd's

1% Berkley Risk Solutions

SEGMENT DATA 2005 VS. 2004
[Dollars in millions]

	2005	2004
Total assets	$4,507	$3,798
Total revenues	$ 849	$ 915
Pre-tax income	$ 64	$ 86
GAAP combined ratio	104%	99%
Return on equity	8%	11%

The Reinsurance operations ended 2005 with $771 million in gross written premiums and $64 million in pre-tax operating income. Return on equity was 8% and the segment-wide combined ratio was 104%.

Segment Overview

Reinsurance is the mechanism by which the insurance industry is able to spread risk. It is a valuable tool for primary insurance companies that wish to increase capacity, reduce exposure to large individual losses or catastrophic events, access underwriting assistance on complex or unusual risks, or achieve growth or expansion into new lines of business. In our Reinsurance operations, we have applied the same overall corporate strategy of writing as much good business as possible in a positive market environment, and exercising the discipline to refrain from growing when rates decrease. We selectively build strategic and long-term relationships with ceding companies whose business philosophies and operating standards align with our own.



EVERYTHING COUNTS, EVERYONE MATTERS™



DANIEL L. AVERY
B F RE UNDERWRITERS, LLC



JEFFREY E. VOSBURGH
BERKLEY RISK SOLUTIONS, INC.



JAMES H. CRUTCHLEY
FACULTATIVE RESOURCES, INC.



TOM N. KELLOGG
SIGNET STAR RE, LLC



CRAIG N. JOHNSON
SIGNET STAR RE, LLC

Since 1979, we have been a resource for insurance companies and self-insureds in managing their net risk. Like its primary operations, W. R. Berkley Corporation's Reinsurance operations focus on specialty lines of business. We offer reinsurance on an individual basis, through facultative reinsurance, and on a portfolio basis, through treaty reinsurance. Our facultative business is operated through Facultative ReSources, Inc., B F Re Underwriters, LLC, and our newly formed Watch Hill Fac Management, LLC. Our treaty business is conducted through Signet Star Re, LLC. Berkley Risk Solutions, Inc. provides insurance and reinsurance-based financial solutions to insurance companies and self-insureds. In addition, we participate in business written through Lloyd's.

The segment writes on behalf of Berkley Insurance Company (BIC), one of the strongest companies in the insurance and reinsurance markets. BIC ended 2005 with $1.8 billion in policyholder surplus and carries an A.M. Best Co. rating of "A (Excellent)" and a Standard & Poor's rating of "A+ (Superior)", exceptional ratings which have remained constant since 1984 and 1999, respectively. Unlike other reinsurers whose capacity has been strained by the recent catastrophe activity of 2005, BIC has maintained a record of sound financial strength, growth and stability. Our book of business is by strategy primarily casualty, rather than property, which does not expose us to the volatility other reinsurers might experience. That financial health helps negate the counterparty risk for insurers who do business with us. We make very limited use of retrocessions, which is the ceding of risk to others by our reinsurance units, and have extremely limited liabilities for asbestos and environmental exposures.

Our operating units have sustained their position of strength in the reinsurance market through disciplined underwriting, opportunistic growth, and by focusing on the most advantageous parts of the market.

Operating Units

B F Re Underwriters, LLC is a direct facultative casualty reinsurance underwriting manager that serves clients nationwide through a network of seven regional offices. It has brought together a team of experienced individuals with a breadth of knowledge that allows it to tailor practical solutions to reinsurance programs and specific product lines. B F Re also provides value-added services that can be applied to any of the casualty lines of insurance. In 2005, it continued to grow and produce excellent results, becoming a significant factor in the casualty reinsurance market by delivering expertise and service to the companies with which it has formed long-term, mutually beneficial relationships. This year, B F Re had $94 million in gross written premiums.

Berkley Risk Solutions, Inc. specializes in property casualty alternative risk transfer insurance and reinsurance transactions in the U.S., London, Bermuda and other markets. It also underwrites traditional treaty reinsurances of companies that write medical malpractice insurance for doctors and hospitals in the U.S. Berkley Risk Solutions conducts business primarily through insurance and reinsurance brokers. Its flexible underwriting guidelines and breadth of industry knowledge allow it to provide a wide range of products and services that satisfy client objectives, whether they are an insured or reinsured.

Our operating units have sustained their position of strength in the reinsurance market through disciplined underwriting, opportunistic growth, and by focusing on the most advantageous parts of the market.

Facultative ReSources, Inc. is a leading broker market facultative underwriter. Since 1985, it has provided reinsurance intermediaries and their ceding company clients with property casualty reinsurance products that are highlighted by a level of service recognized as unmatched in the industry. Facultative ReSources' seasoned underwriters average more than twenty years experience, and are well known to reinsurance intermediaries and ceding companies alike. Its casualty department finished 2005 with $162 million in gross written premiums, writing general liability, automobile, products, workers' compensation, excess and umbrella lines. Its property department is poised to take advantage of favorable market conditions with increasing submission activity and a hardening market for certain classes of business and in certain territories. Facultative ReSources' gross written premiums in 2005 were $178 million.

Signet Star Re, LLC is a broker market treaty reinsurance underwriter focusing on commercial casualty lines. Its market position continued to strengthen in 2005 with new treaties written and increased participation in a number of select accounts. While there was a modest shift in the composition of its portfolio, the company maintained underwriting and pricing discipline. The continuity and expertise of its underwriting resources are one of the reasons it continues to build relationships with brokers and ceding companies. During 2005, Signet Star Re further strengthened its claims capabilities, where it is known for its exceptional performance. Signet Star Re works closely with its intermediary sources and maintains a high level of interface with its insurance clients, leading to confident, long-term profitable relationships. 2005 ended with $325 million in gross written premiums.

Outlook

In managing enterprise risk, W. R. Berkley Corporation brings a high level of confidence in capacity, service and transparency to ceding insurers. Due to the composition of our assumed book, which is by design predominantly casualty, we do not face potentially disruptive issues as a result of the 2005 storm activity in the U.S. Nor will we be affected by the requirements for increased capital being imposed by rating agencies, or the recalibration of catastrophe models. With carriers' treaty capacity being curtailed, catastrophe covers increasing in price, and pressure to reduce net aggregate exposures, we look forward to further opportunities in 2006, while remaining mindful of our own risk accumulations.

INTERNATIONAL MARKETS



FERNANDO CORREA URQUIZA
PRESIDENT
BERKLEY INTERNATIONAL, LLC

Our International operations are made up of 780 people who serve customers through operating units in six countries – and, who treat each one with a local touch.

GROSS WRITTEN PREMIUMS BY UNIT
[By percentage]


57% Europe
39% Argentina
4% Philippines

SEGMENT DATA 2005 VS. 2004
[Dollars in millions]

	2005	2004
Total assets	$614	$513
Total revenues	$209	$168
Pre-tax income	$ 21	$ 19
GAAP combined ratio	96%	91%
Return on equity	14%	13%

In 2005, our International business had $218 million in gross written premiums and $21 million in pre-tax operating income. Return on equity was 14% and the segment had a combined ratio of 96%.

Segment Overview

Since we entered the global marketplace in 1995 with our operations in Argentina, we have built our success from the ground up – slowly and strategically. We have grown our International business in much the same way we have managed our domestic operations. When opportunities arise with an acceptable level of risk-adjusted return, we pursue them in a disciplined, strategic manner. We take the time to understand our markets and, most importantly, to assemble teams of local management whose roots are in the communities they serve, yet who share our entrepreneurial style and business values. As in all of our other Berkley operations, we know the markets in which we live and work, and we have the flexibility to respond to those needs.



EVERYTHING COUNTS, EVERYONE MATTERS™



STUART WRIGHT
W. R. BERKLEY INSURANCE (EUROPE), LIMITED



EDUARDO I. LLOBET
BERKLEY INTERNATIONAL ARGENTINA S.A.



ALAN M. RAFE
BERKLEY INTERNATIONAL PHILIPPINES, INC.

2005 was a year of significant activity in our global marketplace. We found conditions favorable to expand the operations of W. R. Berkley Insurance (Europe), Limited into Spain and those of Berkley International, LLC into Brazil. We are in the planning stages of opening Berkley Insurance Company's Hong Kong division to introduce our reinsurance lines into Asia. In 2005, we also acquired full ownership of our Argentine and Philippine operations, now retaining full focus and direction of those enterprises.

Operating Units

Since it began operations in 2003, **W. R. Berkley Insurance (Europe), Limited** has brought the values of professionalism, integrity and service to a new marketplace. Owned 80% by W. R. Berkley Corporation and 20% by Kiln plc, its main lines of business are professional indemnity, directors' and officers' liability, and general liability. W. R. Berkley Insurance (Europe) writes risks in both the London and Regional U.K. markets, as well as Australia, New Zealand, and parts of Europe. In 2005, it expanded its operations further into Europe with the launching of a new branch, **W. R. Berkley Insurance (Europe), Limited, Sucursal en España,** which has offices in Madrid and Barcelona. Its focus will be on the professional indemnity and medical malpractice lines of insurance. W. R. Berkley Insurance (Europe) wrote $123 million in gross written premiums in 2005. The outlook for 2006 is one of greater product diversification with the hiring of a personal accident underwriting team, and product penetration with the addition of an experienced individual in the non-invasive medical professional liability arena. These new product lines, along with the recent geographic expansion, should allow for continued growth in the upcoming year.

In Argentina, where we offer a wide variety of property casualty commercial and personal lines products and services, our companies enjoyed another year of solid performance. **Berkley International Argentina S.A.**, and its operating units **Berkley International Seguros and Berkley International ART**, achieved a growth rate of 13% and an increase in profits from operating income of 6%. Gross written premiums were $86 million. In 2005, we continued to expand our operations across the country into previously unexplored markets. Despite price competition



EVERYTHING COUNTS, EVERYONE MATTERS™

We take the time to understand our markets and, most importantly, to assemble teams of local management whose roots are in the communities they serve, yet who share our entrepeneurial style and business values.

in the Argentine market, we have maintained continued growth without compromising underwriting standards. One of the strengths of our Latin American business is that its structure is similar to that of our U.S. operating companies. Its autonomous regional operations maintain the flexibility to respond to local market needs, trends and opportunities, and have the specialized expertise to understand those needs.

In mid-2005, we initiated steps to enter the Brazilian market. In January 2006, **Berkley International do Brasil Seguros S.A.** was granted a license to operate in that country and we began writing business in the first quarter of 2006. We are initially offering surety products, but anticipate expanding into other commercial lines in the near future with our highly qualified and motivated team of local managers.

Now in our eighth year of operation, we are the leading provider of endowment policies to pre-fund educational expenses and retirement income in the **Philippines.** This year, we increased production over 2004, making our operation the fastest growing in terms of share of new business in that market in 2005. We believe this is due to our innovative distribution system, which markets directly to the customer. In 2005, our Philippine business also experienced an overall improvement in operational results. We opened a new branch outside the metropolitan Manila area and anticipate opening additional branches in 2006 and 2007.

In 2005, we also planned the expansion of Berkley Insurance Company, our reinsurance business, into Asia with the formation of **Berkley Insurance Company – Hong Kong Reinsurance Division.**

Outlook

As opportunities for expansion still remain to be tapped worldwide, we anticipate seeking potential acquisition candidates and additional opportunities for start-ups in 2006 and beyond. In every place we do business, every day and throughout every transaction, we remain committed to delivering to our customers worldwide the personalized service of a regional carrier.



NEW ENTERPRISES



DONATO J. GASPARRO
BERKLEY ACCIDENT AND HEALTH, LLC



JASON R. NIEMELA
BERKLEY AVIATION, LLC



VICTOR V. LEONG
BERKLEY INSURANCE COMPANY – HONG KONG REINSURANCE DIVISION



JOHN K. GOLDWATER
BERKLEY NET UNDERWRITERS, LLC

Our flat organizational structure and entrepreneurial management style have allowed us the flexibility to respond to favorable circumstances with speed, and with imagination.

2005 marked the start-up of five new enterprises in the W. R. Berkley group of companies, plus expansions of existing operations. The decision to expand into a particular area or line of business is one of utmost importance. Since our beginnings in 1967, we have always sought to grow when market conditions were attractive, and have not hesitated to contract or refrain from growing when market conditions have dictated otherwise. Capital has never been an impediment when opportunities have presented themselves. Given the right environment, our most important prerequisite is finding the right management to lead these efforts – people who are experienced, success-oriented, and who share our core values.

At times, when the pricing was rational, we have acquired available enterprises that met our qualifications of good management and sound financial health. More often, however, we have expanded our operations around a team of professionals when opportunities were found to fill an existing need not being met by the current market, or to offer better solutions than our competitors. Our flat organizational structure and entrepreneurial management style have allowed us the flexibility to respond to favorable circumstances with speed, and with imagination. Of our 31 current operating units, 23 of them were founded by W. R. Berkley Corporation.

The experienced staff of **Berkley Accident and Health, LLC** utilizes the Berkley entrepreneurial spirit and strong underwriting tradition to proactively develop an innovative portfolio of accident and health insurance products. Its goal is to offer a comprehensive approach to risk management to a broad range of clients including Fortune 500 companies, hospitals, medical professionals, managed care organizations, small to mid-sized employers, self-funded plan sponsors and government programs. It is an underwriter of insurance and reinsurance products which is segmented into two divisions. The healthcare division will offer medical stop loss, managed care excess, dental, vision, prescription drugs and niche medical coverages. The specialty accident division, which will





WALTER E. STRADLEY
BERKLEY REGIONAL SPECIALTY INSURANCE COMPANY

GERALD S. KING
WATCH HILL FAC MANAGEMENT, LLC

provide insurance to both employer and non-traditional groups, will offer a broad array of products including basic and voluntary accident insurance, business travel accident, occupational accident and accident medical coverage for specific activities or special events. Berkley Accident and Health is headquartered in Hamilton Square, New Jersey and will operate on a nationwide basis.

In December 2005, we entered a new market with the formation of **Berkley Aviation, LLC**, an underwriting manager which will provide coverage for aviation risks worldwide. It will focus on niche areas within the aviation insurance market that have a history of providing strong returns, such as corporate non-owned aircraft liability, small to medium-sized airplanes, selected helicopter operations, and municipal airports. Berkley Aviation brings the flexibility of the Berkley management style to a new marketplace, and will seek growth opportunities by identifying niches within the aviation industry that are overlooked by our competitors. It operates out of Santa Barbara, California with a small and highly skilled team of experienced aviation professionals that can react quickly to developing market opportunities.

The dynamic economies of the Asian countries have been followed by W. R. Berkley Corporation for a long period of time. Projected continuing growth, coupled with liberalizing investment policies for foreign investors in the region, have led us to believe that now is the opportune time for expansion into Southeast Asia with **Berkley Insurance Company – Hong Kong Reinsurance Division**. Its primary focus will initially be on property facultative reinsurance, but profitable opportunities in treaty and casualty business will be considered. Berkley Insurance Company – Hong Kong's distribution network will consist of professional reinsurance intermediaries, direct ceding companies and retail brokers. Targeted classes of property business will be real estate and industrial developments, light and heavy manufacturing, energy risks, and engineered and highly protected risks.

Berkley Net Underwriters, LLC will utilize a web-based system to allow its producers to quote and bind insurance on behalf of W. R. Berkley Corporation insurance company subsidiaries. Its initial focus will be workers' compensation, with future expansion into other lines of business anticipated. Berkley Net brings together a talented and



EVERYTHING COUNTS, EVERYONE MATTERS™

Given the right environment, our most important prerequisite is finding the right management to lead these efforts – people who are experienced, success-oriented, and who share our core values.

experienced team of insurance and technology professionals, and will distinguish itself from its competitors by providing state-of-the-art technology and unprecedented service to its customers. It is headquartered in Northern Virginia with offices in Princeton, New Jersey.

In 2005, we formed **Berkley Regional Specialty Insurance Company** to provide direct access to the excess and surplus lines marketplace to independent agents in our regional territories. Working in complement with the companies in our Regional group, Berkley Regional Specialty simplifies the risk placement equation for contracted producers with difficult to place business. This streamlined process enhances the value that we can provide our ultimate customer, the insured, and strengthens our relationships with our distribution channels. Agents and insureds alike realize time and cost savings while the flow of business is effectively and efficiently directed within the W. R. Berkley Corporation group of companies.

Watch Hill Fac Management, LLC was formed in November 2005 as a lead market underwriter of profitable U.S. facultative casualty reinsurance for the intermediary production channel. Its portfolio is underwritten on behalf of Berkley Regional Insurance Company. Additionally, Watch Hill anticipates writing facultative casualty business on behalf of limited non-affiliated reinsurer participants. This added capacity enhances W. R. Berkley Corporation's leading position in the U.S. broker facultative market. Watch Hill's experienced and service-oriented principals have established long-term and profitable relationships with their customers and brokers, and look forward to positive results in 2006.

In 2005, **W. R. Berkley Insurance (Europe), Limited** expanded its casualty, specialty and professional liability lines further into Europe with the opening of its branch **W. R. Berkley Insurance (Europe), Limited, Sucursal in España,** based in Madrid with an additional office in Barcelona. **Berkley International Argentina S.A.** entered Brazil through its subsidiary, **Berkley International do Brasil Seguros S.A.**, to underwrite surety lines, bringing its localized, autonomous management style to a new market.

EVERYTHING COUNTS, EVERYONE MATTERS™


EVERYTHING COUNTS
EVERYONE MATTERS™



2005 Financial Data

Financial Table of Contents

FINANCIAL DATA

[amounts in thousands, except per share data]

YEARS ENDED DECEMBER 31,	2005	2004	2003	2002	2001
Net premiums written	$ 4,604,574	$4,266,361	$ 3,670,515	$2,710,490	$ 1,858,096
Net premiums earned	4,460,935	4,061,092	3,234,610	2,252,527	1,680,469
Net investment income	403,962	291,295	210,056	187,875	195,021
Service fees	110,697	109,344	101,715	86,095	75,771
Realized investment gains (losses)	17,209	48,268	81,692	37,070	(11,494)
Total revenues	4,996,839	4,512,235	3,630,108	2,566,084	1,941,797
Interest expense	85,926	66,423	54,733	45,475	45,719
Income (loss) before income taxes	770,537	638,513	489,304	259,433	(151,394)
Income tax (expense) benefit	(222,521)	(196,235)	(150,626)	(84,139)	56,661
Minority interest	(3,124)	(3,446)	(1,458)	(249)	3,187
Income (loss) before change in accounting	544,892	438,832	337,220	175,045	(91,546)
Cumulative effect of change in accounting	—	(727)	—	—	—
Net income (loss)	544,892	438,105	337,220	175,045	(91,546)
Data per common share:					
Income (loss) per basic share	4.29	3.48	2.71	1.53	(0.93)
Income (loss) per diluted share	4.08	3.31	2.58	1.47	(0.93)
Stockholders' equity	20.13	16.69	13.43	10.75	8.30
Cash dividends declared	.20	.20	.19	.16	.16
Weighted average shares outstanding:					
Basic	127,022	125,941	124,686	114,492	98,343
Diluted	133,617	132,272	130,595	119,078	103,125
Investments[1]	$10,378,250	$8,341,944	$6,480,713	$4,663,100	$3,607,586
Total assets	13,896,287	11,451,033	9,334,685	7,031,323	5,633,509
Reserves for losses and loss expenses	6,711,760	5,449,611	4,192,091	3,167,925	2,763,850
Junior subordinated debentures	450,634	208,286	193,336	198,251	198,210
Senior notes and other debt	967,818	808,264	659,208	362,985	370,554
Stockholders' equity	2,567,077	2,109,702	1,682,562	1,335,199	931,595

(1) Including cash and cash equivalents, trading account receivable from brokers and clearing organizations, trading account securities sold but not yet purchased and unsettled purchases.

PAST PRICES OF COMMON STOCK

The common stock of the Company is traded on the New York Stock Exchange under the symbol "BER". All amounts have been adjusted to reflect the 3-for-2 common stock split effected on April 8, 2005.

PRICE RANGE:		HIGH	LOW	COMMON DIVIDENDS PAID PER SHARE
2005	Fourth Quarter	$ 48.18	$ 38.50	$ .05
	Third Quarter	39.67	34.77	.05
	Second Quarter	36.75	31.46	.05
	First Quarter	35.87	30.87	.05
2004	Fourth Quarter	$31.60	$25.93	$ .05
	Third Quarter	29.43	25.93	.05
	Second Quarter	29.20	25.50	.05
	First Quarter	28.59	23.30	.05

Overview

W. R. Berkley Corporation is an insurance holding company that is among the largest commercial lines writers in the United States and operates in five business segments: specialty insurance, regional property casualty insurance, alternative markets, reinsurance and international. The Company's primary sources of revenues and earnings are insurance and investments.

The profitability of the Company's insurance business is affected primarily by the adequacy of premium rates. The ultimate adequacy of premium rates is not known with certainty at the time a property casualty insurance policy is issued because premiums are determined before claims are reported. The ultimate adequacy of premium rates is affected mainly by the severity and frequency of claims, which are influenced by many factors, including natural and other disasters, regulatory measures and court decisions that define and change the extent of coverage and the effects of economic inflation on the amount of compensation due for injuries or losses. General insurance prices are also influenced by available insurance capacity, i.e., the level of policyholders' surplus employed in the industry and the industry's willingness to deploy that capital.

An insurer's profitability is also affected by its investment income. The Company's invested assets, which are derived from its own capital and cash flow from its insurance business, are invested principally in fixed income securities. The return on fixed income securities is affected primarily by general interest rates and the credit quality and duration of the securities. The Company also invests in equity securities, including equity securities related to merger arbitrage and convertible arbitrage strategies. Investment returns are impacted by government policies and overall economic activity.

Critical Accounting Estimates

The following presents a discussion of accounting policies and estimates relating to reserves for losses and loss expenses and assumed premiums. Management believes these policies and estimates are the most critical to its operations and require the most difficult, subjective and complex judgments.

Reserves for Losses and Loss Expenses. To recognize liabilities for unpaid losses, either known or unknown, insurers establish reserves, which is a balance sheet account representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Estimates and assumptions relating to reserves for losses and loss expenses are based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting and actuarial measurements. Such estimates are also susceptible to change as significant periods of time may elapse between the occurrence of an insured loss, the report of the loss to the insurer, the ultimate determination of the cost of the loss and the insurer's payment of that loss.

In general, when a claim is reported, claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. The estimate represents an informed judgment based on general reserving practices and reflects the experience and knowledge of the claims personnel regarding the nature and value of the specific type of claim. Reserves are also established on an aggregate basis to provide for losses incurred but not yet reported to the insurer, potential inadequacy of case reserves and the estimated expenses of settling claims, including legal and other fees and general expenses of administrating the claims adjustment process. Reserves are established based upon the then current legal interpretation of coverage provided.

In examining reserve adequacy, several factors are considered in addition to the economic value of losses. These factors include historical data, legal developments, changes in social attitudes and economic conditions, including the effects of inflation. The actuarial process relies on the basic assumption that past experience, adjusted judgmentally for the effects of current developments and anticipated trends, is an appropriate basis for predicting future outcomes. Reserve amounts are necessarily based on management's informed estimates and judgments using currently available data. As additional experience and other data become available and are reviewed, these estimates and judgments may be revised. This may result in reserve increases or decreases that would be reflected in our results in periods in which such estimates and assumptions are changed.

Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what management expects the ultimate settlement and claim administration will cost. While the methods for establishing the reserves are well tested over time, some of the major assumptions about anticipated loss emergence patterns are subject to unanticipated fluctuation. These estimates, which generally involve actuarial projections, are based on management's assessment of facts and circumstances then known, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors, including the actions of third parties which are beyond the Company's control. These variables are affected by internal and external events, such as inflation and economic volatility, judicial and litigation trends, reinsurance coverage and legislative changes, which make it more difficult to accurately predict claim costs. The inherent uncertainties of estimating reserves are greater for certain types of liabilities where long periods of time elapse before a definitive determination of liability is made. Because setting reserves is inherently uncertain, the Company cannot assure that its current reserves will prove adequate in light of subsequent events.

Loss reserves included in the Company's financial statements represent management's best estimates and are based upon an actuarially derived point estimate. The Company uses a variety of actuarial techniques and methods to derive the actuarial point estimate. These methods include paid loss development, incurred loss development, paid and incurred Bornhuetter-Ferguson methods and frequency and severity methods. In circumstances where one actuarial method is considered more credible than the others, that method is used to set the point estimate. Otherwise, the actuarial point estimate is based on a judgmental weighting of estimates produced from each of the methods considered. Industry loss experience is used to supplement the Company's own data in selecting "tail factors" and in areas where the Company's own data is limited. The actuarial data is analyzed by line of business, coverage and accident or policy year, as appropriate, for each operating unit.

The establishment of the actuarially derived loss reserve point estimate also includes consideration of qualitative factors that may affect the ultimate losses. These qualitative considerations include, among others, the impact of re-underwriting initiatives, changes in the mix of business, changes in distribution sources and changes in policy terms and conditions. Examples of changes in terms and conditions that can have a significant impact on reserve levels are the use of aggregate policy limits, the expansion of coverage exclusions, whether or not defense costs are within policy limits, and changes in deductibles and attachment points.

The key assumptions used to arrive at the best estimate of loss reserves are the expected loss ratios, rate of loss cost inflation, and reported and paid loss emergence patterns. Expected loss ratios represent management's expectation of losses at the time the business is written, before any actual claims experience has emerged. The expectation is a significant determinant of ultimate losses and reserves for recently written business where there is little paid or incurred loss data to consider. Expected loss ratios are generally derived from historical loss ratios adjusted for the impact of rate increases, loss cost trends and known changes in the type of risks underwritten. Expected loss ratios are estimated for each key line of business within each operating unit. Expected loss cost inflation is particularly important for the long-tail lines, such as excess casualty, and claims with a high medical component, such as workers' compensation. Reported and paid loss emergence patterns are used to project current reported or paid loss amounts to their ultimate settlement value. Loss development factors are based on the historical emergence patterns of paid and incurred losses, and are derived from the Company's own experience and industry data. The paid loss emergence pattern is also significant to excess and assumed workers' compensation reserves because those reserves are discounted to their estimated present value based upon such estimated payout patterns. Management believes the estimates and assumptions it makes in the reserving process provide the best estimate of the ultimate cost of settling claims and related expenses with respect to insured events which have occurred.

While management has used its best judgment in establishing its estimate of required reserves, different assumptions and variables could lead to significantly different reserve estimates. Two key measures of loss activity are loss frequency, which is a measure of the number of claims per unit of insured exposure, and loss severity, which is a measure of the average size of claims. Factors affecting loss frequency include the effectiveness of loss controls and safety programs and changes in economic activity or weather patterns. Factors affecting loss severity include changes in policy limits, retentions, rate of inflation and judicial interpretations. If the actual level of loss frequency and severity is higher or lower than expected, the ultimate reserves will be different than management's estimate. For example, if loss frequency and severity for a given year are each 1% higher than expected for all lines of business, ultimate loss costs for that year would be 2.01% higher than expected. The effect of higher and lower levels of loss frequency and severity levels on our ultimate costs for claims occurring in 2005 would be as follows (dollars in thousands):

CHANGE IN BOTH LOSS FREQUENCY AND SEVERITY FOR ALL LINES OF BUSINESS	ULTIMATE COSTS OF CLAIMS OCCURRING IN 2005	CHANGE IN COST OF CLAIMS OCCURRING IN 2005
3% higher	$2,687,403	$155,748
2% higher	2,634,450	102,795
1% higher	2,582,541	50,886
Base scenario	2,531,655	—
1% lower	2,480,769	(50,886)
2% lower	2,428,860	(102,795)
3% lower	2,375,907	(155,748)

Our net reserves for losses and loss expenses of $5.9 billion as of December 31, 2005 relate to multiple accident years. Therefore, a change in frequency or severity for more than one accident year would be higher or lower than the amounts reflected above.

Approximately $1.5 billion, or 26%, of the Company's net loss reserves relate to assumed reinsurance business. There is a higher degree of uncertainty and greater variability regarding estimates of assumed loss reserves because those estimates are based, in part, upon information received from ceding companies. If information received from ceding companies is not timely or correct, the Company's estimate of ultimate losses may not be accurate. Furthermore, due to delayed reporting of claim information by ceding companies, the claim settlement tail for assumed reinsurance is extended. Management considers the impact of delayed reporting in its selection of assumed loss development factors.

Information received from ceding companies is used to set initial expected loss ratios, to establish case reserves and to estimate reserves for incurred but not reported losses. This information, which is generally provided through reinsurance intermediaries, is gathered through the underwriting process and from periodic claim reports and other correspondence with ceding companies. The Company performs underwriting and claim audits of selected ceding companies to determine the accuracy and completeness of information provided to the Company. The information received from the ceding companies is supplemented by the Company's own loss development experience with similar lines of business as well as industry loss trends and loss development benchmarks.

Following is a summary of the Company's reserves for losses and loss expenses by business segment as of December 31, 2005 and 2004 (dollars in thousands):

	2005	2004
Specialty	$ 2,103,542	$ 1,585,732
Regional	913,768	760,440
Alternative Markets	1,198,389	973,837
Reinsurance	1,496,455	1,308,559
International	155,136	94,274
Net reserves for losses and loss expenses	5,867,290	4,722,842
Ceded reserves for losses and loss expenses	844,470	726,769
Gross reserves for losses and loss expenses	$6,711,760	$5,449,611

Following is a summary of the Company's net reserves for losses and loss expenses by major line of business as of December 31, 2005 and 2004 (dollars in thousands):

	REPORTED CASE RESERVES	INCURRED BUT NOT REPORTED	TOTAL
DECEMBER 31, 2005			
General liability	$ 644,278	$1,410,008	$2,054,286
Workers' compensation	602,855	808,207	1,411,062
Automobile	326,827	175,320	502,147
International	52,144	102,992	155,136
Other	104,803	143,401	248,204
Total primary	1,730,907	2,639,928	4,370,835
Reinsurance	686,551	809,904	1,496,455
Total	$ 2,417,458	$ 3,449,832	$5,867,290
DECEMBER 31, 2004			
General liability	$ 533,841	$ 994,704	$ 1,528,545
Workers' compensation	556,250	605,906	1,162,156
Automobile	235,735	150,848	386,583
International	27,555	66,719	94,274
Other	95,468	147,257	242,725
Total primary	1,448,849	1,965,434	3,414,283
Reinsurance	564,111	744,448	1,308,559
Total	$2,012,960	$2,709,882	$4,722,842

For the year ended December 31, 2005, the Company reported losses and loss expenses of $2.8 billion, of which $187 million represented an increase in estimates for claims occurring in prior years. The increases in estimates for claims occurring in prior years were $106 million for primary business and $81 million for assumed reinsurance. On an accident year basis, the change in prior year reserves is comprised of an increase in estimates for claims occurring in accident years prior to 2003 that was partially offset by a decrease in estimates for claims occurring in accident years 2003 and 2004.

Case reserves for primary business increased 19% to $1.7 billion as a result of a 1% increase in the number of outstanding claims and an 18% increase in the average case reserve per claim. Reserves for incurred but not reported losses for primary business increased 34% to $2.6 billion at December 31, 2005 from $2.0 billion at December 31, 2004. Prior year reserves increases of $91 million for specialty, $17 million for regional and $7 million for international were partially offset by a prior year reserve decrease of $9 million for the alternative markets segment. By line of business, prior year reserve increases of $65 million for general liability, $63 million for commercial automobile and $2 million for workers' compensation were partially offset by a prior year decrease of $24 million for property. The increases in prior year reserves reflects upward adjustments in prior year loss ratios to recognize that claim costs for certain classes of business are emerging over a longer period of time and at a higher level than expected. The increases also reflect higher than expected legal expenses for certain classes of business as well as higher than expected medical costs, including prescription drugs and rehabilitation expenses, for workers' compensation claims.

Case reserves for reinsurance business increased 22% to $687 million at December 31, 2005 from $564 million at December 31, 2004. Reserves for incurred but not reported losses for reinsurance business increased 9% to $810 million at December 31, 2005 from $744 million at December 31, 2004. The increase in prior year reserves for reinsurance business was primarily a result of higher than expected claims reported by ceding companies. The Company sets its initial loss estimates based principally upon information obtained during the underwriting process and adjusts these estimates as additional information becomes available. As certain reinsurance contracts have matured, the Company has adjusted its estimates of ultimate losses to reflect a higher level of known losses as well as a pattern of delayed loss reporting by some ceding companies. Most of the increase in prior year reserves for reinsurance relates to business written from 1998 through 2001.

Premium Estimates. The Company estimates the amount of assumed reinsurance premiums that it will receive under treaty reinsurance agreements at the inception of the contracts. These premium estimates are revised as the actual amount of assumed premiums is reported to the Company by the ceding companies. As estimates of assumed premiums are made or revised, the related amount of earned premium, commissions and incurred losses associated with those premiums are recorded. Estimated assumed premiums receivable were approximately $90 million and $136 million at December 31, 2005 and 2004, respectively. The assumed premium estimates are based upon terms set forth in the reinsurance agreement, information received from ceding companies during the underwriting and negotiation of the agreement, reports received from ceding companies and discussions and correspondence with reinsurance intermediaries. The Company also considers its own view of market conditions, economic trends and experience with similar lines of business. These premium estimates represent management's best estimate of the ultimate premiums to be received under its assumed reinsurance agreements.

The Company's policy is to recognize earned but unbilled audit premiums when they are reliably determinable. As of December 31, 2005, the Company reported an accrual for earned but unbilled audit premiums of $57 million. In prior periods, audit premiums were not considered to be reliably determinable until such audits were completed and billed. In 2005, the Company developed sufficient information to begin recognizing unbilled audit premiums as such premiums are earned. The estimate of audit premiums represents management's best estimate of ultimate audit premiums and is based on historical audit premium development patterns and collection trends.

Business Segment Results

Following is a summary of gross and net premiums written, premiums earned, loss ratios (losses and loss expenses incurred expressed as a percentage of premiums earned), expense ratios (underwriting expenses expressed as a percentage of premiums earned) and combined ratios (sum of loss ratio and expense ratio) for each of our business segments for the years ended December 31, 2005, 2004 and 2003. The combined ratio represents a measure of underwriting profitability, excluding investment income. A combined ratio in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit.

(DOLLARS IN THOUSANDS)		2005	2004	2003
Specialty	Gross premiums written	$ 1,932,821	$ 1,607,974	$ 1,411,848
	Net premiums written	1,827,865	1,497,567	1,258,273
	Premiums earned	1,682,193	1,391,652	1,136,519
	Loss ratio	62.4%	61.7%	63.3%
	Expense ratio	25.1%	25.6%	25.1%
	Combined ratio	87.5%	87.3%	88.4%
Regional	Gross premiums written	$ 1,384,574	$ 1,295,659	$ 1,154,772
	Net premiums written	1,196,487	1,128,800	963,988
	Premiums earned	1,173,174	1,068,552	880,597
	Loss ratio	55.8%	55.7%	56.3%
	Expense ratio	30.6%	31.2%	31.2%
	Combined ratio	86.4%	86.9%	87.5%
Alternative Markets	Gross premiums written	$ 781,411	$ 756,349	$ 605,667
	Net premiums written	669,774	640,491	505,830
	Premiums earned	663,478	605,996	428,120
	Loss ratio	59.4%	70.6%	68.7%
	Expense ratio	20.1%	21.2%	24.2%
	Combined ratio	79.5%	91.8%	92.9%
Reinsurance	Gross premiums written	$ 770,781	$ 868,208	$ 949,404
	Net premiums written	719,540	823,772	832,634
	Premiums earned	754,097	841,451	713,154
	Loss ratio	74.1%	69.5%	69.6%
	Expense ratio	30.1%	29.1%	29.4%
	Combined ratio	104.2%	98.6%	99.0%
International	Gross premiums written	$ 218,396	$ 195,938	$ 121,724
	Net premiums written	190,908	175,731	109,790
	Premiums earned	187,993	153,441	76,220
	Loss ratio	66.5%	61.0%	58.7%
	Expense ratio	29.6%	30.0%	38.8%
	Combined ratio	96.1%	91.0%	97.5%
Consolidated	Gross premiums written	$5,087,983	$4,724,128	$4,243,415
	Net premiums written	4,604,574	4,266,361	3,670,515
	Premiums earned	4,460,935	4,061,092	3,234,610
	Loss ratio	62.4%	63.0%	63.4%
	Expense ratio	26.9%	27.4%	28.0%
	Combined ratio	89.3%	90.4%	91.4%

During 2005, the Company changed the segment designation for the following companies: Berkley Underwriting Partners, LLC from reinsurance to specialty; W. R. Berkley Insurance (Europe), Limited from specialty to international; and Berkley Medical Excess Underwriters, LLC from specialty to alternative markets. Segment information for the prior periods has been restated to reflect these changes.

Results of Operations for the Years Ended December 31, 2005 and 2004

The following table presents the Company's net income and net income per share for the years ended December 31, 2005 and 2004 (amounts in thousands, except per share data):

	2005	2004
Net income	$ 544,892	$ 438,105
Weighted average diluted shares	133,617	132,272
Net income per diluted share	$ 4.08	$ 3.31

The increase in net income in 2005 compared with 2004 reflects higher investment income and higher profits from underwriting activity. The increase in investment income was primarily the result of a 28% increase in average invested assets arising from cash flow provided by operating and financing activity. The improvement in underwriting results is attributable to a 10% increase in earned premiums, a 0.6 percentage point decrease in the loss ratio (losses and loss expenses incurred expressed as percentage of earned premiums), and a 0.5 percentage point decrease in the expense ratio (underwriting expenses experienced as a percentage of premiums earned). Weather-related losses were $99 million in 2005 and $60 million in 2004, and included hurricane losses of $74 million and $34 million, respectively.

Gross Premiums Written. Gross premiums written were $5.1 billion in 2005, up 8% from 2004. While prices increased significantly in 2002 and 2003, the Company experienced an increased level of price competition beginning in 2004. This trend became more pronounced in 2005 with price levels for renewal business declining approximately 1%, as compared with the prior year period.

As of December 31, 2005, the Company reported an accrual for earned but unbilled audit premiums. The Company's policy is to recognize audit premiums when they are reliably determinable. In prior periods, audit premiums were not considered to be reliably determinable until such audits were completed and billed. In 2005, the Company developed sufficient information to begin recognizing unbilled audit premiums as such premiums are earned. The accrual for earned but unbilled audit premiums increased premiums written and earned by $57 million and income before income taxes by $11 million in 2005.

Gross premiums for the regional and alternative markets segments include premiums written on behalf of assigned risk plans managed by the Company. The assigned risk premiums are fully reinsured by the respective state-sponsored assigned risk plans. A summary of gross premiums written in 2005 compared with 2004 by business segment follows:

- Specialty gross premiums increased by 20% to $1.9 billion in 2005 from $1.6 billion in 2004. Gross premiums for Berkley Specialty Underwriting Managers LLC, which began operations in July 2004, were $166 million in 2005 compared to $52 million in 2004. The number of specialty policies issued in 2005 increased 13%, and the average premium per policy increased 7%. Average prices for renewal policies, adjusted for changes in exposure, decreased 2%. Gross premiums written increased 31% for premises operations, 18% for products liability, 15% for property lines and 6% for automobile. Gross premiums written decreased 8% for professional liability lines.

- Regional gross premiums increased by 7% to $1.4 billion in 2005 from $1.3 billion in 2004. The number of policies issued in 2005 decreased 5%, and the average premium per policy increased 12%. Average prices for renewal policies, adjusted for changes in exposure, decreased 1%. Gross premiums written increased by 10% for workers' compensation, 4% for commercial multiple peril and 4% for commercial automobile. Gross premiums include assigned risk premiums of $114 million in 2005 and $95 million in 2004.

- Alternative markets gross premiums increased by 3% to $781 million in 2005 from $756 million in 2004. The number of policies issued in 2005 decreased 1%, and the average premium per policy increased 4%. Average prices for renewal policies, adjusted for changes in exposure, decreased 2%. Gross premiums written increased by 15% for excess workers' compensation and decreased 1% for primary workers' compensation. Gross premiums include assigned risk premiums of $65 million in 2005 and $73 million in 2004.

- Reinsurance gross premiums decreased by 11% to $771 million in 2005 from $868 million in 2004. The decrease in business written includes a planned decline of $93 million in reinsurance written through Lloyd's and a decrease of $56 million as a result of the discontinuance of a facultative relationship with a particular ceding company. Casualty gross premiums written decreased 9% to $626 million, and property gross premiums written decreased 19% to $145 million.

- International gross premiums increased by 12% to $218 million in 2005 from $196 million in 2004.

Net Premiums Earned. Net premiums earned increased 10% to $4.5 billion from $4.1 billion in 2004. Insurance premiums are earned ratably over the policy term, and therefore premiums earned in 2005 are related to premiums written during both 2005 and 2004. The 10% growth rate for 2005 earned premiums reflects the underlying growth in net premiums written of 8% in 2005 and 16% in 2004. The increase in earned premiums in 2005 also reflects the accrual for earned but unbilled audit premiums of $57 million referred to above.

Net Investment Income. Following is a summary of net investment income for the years ended December 31, 2005 and 2004 (dollars in thousands):

	AMOUNT		AVERAGE YIELD	
	2005	2004	2005	2004
Fixed maturity securities, including cash	$ 336,126	$242,270	4.2%	3.9%
Equity securities available for sale	25,529	21,005	6.3%	5.8%
Arbitrage trading account	28,095	13,743	6.2%	3.7%
Investments in partnerships and affiliates	18,545	16,906	6.8%	9.1%
Other expense	(1,360)	(58)		
Gross investment income	406,935	293,866	4.4%	4.1%
Investment expenses and interest on funds held	(2,973)	(2,571)		
Total	$403,962	$291,295		

Net investment income increased 39% to $404 million in 2005 from $291 million in 2004. Average invested assets (including cash and cash equivalents) increased 28% to $9.2 billion in 2005 compared with $7.2 billion in 2004. The increase was a result of cash flow from operations and the net proceeds from borrowings during 2004 and 2005. The average annualized gross yield on investments increased to 4.4% in 2005 from 4.1% in 2004 due primarily to higher short-term interest rates and higher returns on the arbitrage trading account.

Service Fees. The alternative markets segment offers fee-based services to help clients develop and administer self-insurance programs, primarily for workers' compensation coverage. Service fees were $111 million in 2005 and $109 million in 2004.

Realized Investment Gains. Realized investment gains result primarily from sales of securities, as well as from provisions for other than temporary impairment in securities. Realized investment gains of $17 million in 2005 and $48 million in 2004 were attributable to the sale of fixed maturity and equity securities. The Company buys and sells securities on a regular basis in order to maximize the total return on investments. Decisions to sell securities are based on management's view of the underlying fundamentals of specific securities as well as management's expectations regarding interest rates, credit spreads, currency values and general economic conditions.

Losses and Loss Expenses. Losses and loss expenses increased 9% to $2.8 billion in 2005 from $2.6 billion in 2004 as a result of increased premium volume. The consolidated loss ratio decreased to 62.4% in 2005 from 63.0% in 2004 primarily as a result of a decrease in additions to prior year loss reserves ($187 million in 2005 compared with $295 million in 2004). Weather-related losses, including losses attributable to Hurricanes Katrina, Rita and Wilma, were $99 million in 2005 compared with $60 million in 2004. A summary of loss ratios in 2005 compared with 2004 by business segment follows:

- Specialty's loss ratio was 62.4% in 2005 compared with 61.7% in 2004 principally due to an increase in estimated losses for the commercial transportation business.

- The regional loss ratio was 55.8% in 2005 compared with 55.7% in 2004. Weather-related losses were $35 million in 2005 compared with $28 million in 2004.

- Alternative market's loss ratio decreased to 59.4% from 70.6% primarily as a result of the Company's reassessment of the favorable impact of workers' compensation reforms in California.

- The reinsurance loss ratio was 74.1% in 2005 compared with 69.5% in 2004 primarily as a result of higher weather-related losses ($49 million in 2005 compared with $27 million in 2004).

- The international loss ratio was 66.5% in 2005 compared with 61.0% in 2004 primarily as a result of an increase in estimated losses for business written in Argentina and Europe.

Other Operating Costs and Expenses. Following is a summary of other operating costs and expenses for the years ended December 31, 2005 and 2004 (dollars in thousands):

	2005	2004
Underwriting expenses	$1,202,043	$ 1,114,750
Service company expenses	91,134	84,404
Other costs and expenses	65,397	48,835
Total	$ 1,358,574	$1,247,989

Underwriting expenses increased 8% in 2005 compared with 2004 primarily as a result of higher premium volume. Underwriting expenses are primarily comprised of commissions paid to agents and brokers, premium taxes and other assessments and internal underwriting costs. The consolidated expense ratio (underwriting expenses expressed as a percentage of premiums earned) was 26.9% in 2005 and 27.4% in 2004.

Service company expenses, which represent the costs associated with the alternative market's fee-based business, increased 8% to $91 million primarily as a result of an increase in costs associated with servicing assigned risk plan business as well as higher compensation costs.

Other costs and expenses, which represent primarily general and administrative expenses for the parent company, increased 34% to $65 million primarily as a result of higher compensation costs.

Interest Expense. Interest expense increased 29% to $86 million as a result of the issuance of $150 million of 6.15% senior notes in August 2004, $200 million of 5.6% senior notes in May 2005 and $250 million of 6.75% junior subordinated debentures in July 2005, which were partially offset by repayment of $40 million 6.375% senior notes in April 2005.

Income Taxes. The effective income tax rate was 29% in 2005 and 31% in 2004. The effective tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income.

Results of Operations for the Years Ended December 31, 2004 and 2003

The following table presents the Company's net income and net income per share for the years ended December 31, 2004 and 2003 (amounts in thousands, except per share data).

	2004	2003
Net income	$438,105	$337,220
Weighted average diluted shares	132,272	130,595
Net income per diluted share	$ 3.31	$ 2.58

The increase in net income in 2004 compared with 2003 reflects higher profits from underwriting activity and investment income. The improvement in underwriting results is attributable to a 26% increase in earned premiums, a 0.4 percentage point decrease in the loss ratio and a 0.6 percentage point decrease in the expense ratio. The increase in investment income is the result of a 35% increase in average invested assets arising primarily from cash flow provided by operating and financing activity.

Gross Premiums Written. Gross premiums written were $4.7 billion in 2004, up 11% from 2003. The increase in gross premiums written in 2004 was a result of higher prices as well as new business. Although prices generally increased during 2004, the Company experienced an increased level of price competition. A summary of gross premiums written in 2004 compared with 2003 by business segment follows:

- Specialty gross premiums increased by 14% to $1.6 billion in 2004 from $1.4 billion in 2003 due to higher prices and new business. The number of policies issued in 2004 decreased 10%, and the average premium per policy increased by 27%. The estimated price increase for renewal policies, adjusted for changes in coverage, was 5% in 2004. The increases in specialty gross premiums by major business line were 13% for premises operations, 13% for automobile, 7% for property and 75% for products liability. The increase in products liability included approximately $52 million related to a renewal rights transaction completed in July 2004. Specialty gross premiums decreased by 2% for professional liability.

- Regional gross premiums increased by 12% to $1.3 billion in 2004 from $1.2 billion in 2003. The increase generally reflects higher prices and new business. The number of policies issued in 2004 increased 2%, and the average premium per policy increased by 12%. The estimated price increase for renewal policies, adjusted for changes in coverage, was 4% in 2004. The increases in regional gross premiums by major business line were 12% for commercial multiple peril, 13% for automobile and 10% for workers' compensation. Gross premiums from assigned risk plans decreased by 5%.

- Alternative markets gross premiums increased by 25% to $756 million in 2004 from $606 million in 2003 due to higher prices and new business. The number of policies issued in 2004 increased 10%, and the average premium per policy increased by 8%. The estimated price increase for renewal policies, adjusted for changes in coverage, was 14% in 2004. The increases in alternative markets gross premiums by major business line were 22% for excess workers' compensation, 24% for primary workers' compensation and 109% for assigned risk plans. Assigned risk premiums are written on behalf of assigned risk plans managed by the Company and are 100% reinsured by the respective state-sponsored assigned risk pools.

- Reinsurance gross premiums decreased by 9% to $868 million in 2004 from $949 million in 2003. Reinsurance written through Lloyd's decreased 14% to $212 million due to a planned reduction in that business. Reinsurance business written in the U.S. decreased 7% to $657 million. The decrease in business written in the U.S includes a decline of $59 million as a result of the discontinuance of a facultative reinsurance relationship with a particular ceding company.

- International gross premiums increased by 61% to $196 million in 2004 from $122 million in 2003 due to an increase of $64 million from the Company's London based unit, W. R. Berkley Insurance (Europe), Limited.

Net Premiums Earned. Net premiums earned increased 26% to $4.1 billion from $3.2 billion in 2003. Insurance premiums are earned ratably over the policy term, and therefore premiums earned in 2004 are related to premiums written during both 2003 and 2004. The 26% growth rate for 2004 earned premiums reflects the underlying growth in net premiums written of 35% in 2003 and 16% in 2004.

Net Investment Income. Following is a summary of net investment income for the years ended December 31, 2004 and 2003 (dollars in thousands):

	AMOUNT		AVERAGE YIELD	
	2004	2003	2004	2003
Fixed maturity securities, including cash	$242,270	$209,479	3.9%	4.5%
Equity securities available for sale	21,005	18,906	5.8%	6.9%
Arbitrage trading account	13,743	8,110	3.7%	2.7%
Investments in partnerships and affiliates	16,906	7,025	9.1%	7.7%
Other expense	(58)	827		
Gross investment income	293,866	244,347	4.1%	4.6%
Investment expenses and interest on funds held	(2,571)	(34,291)		
Total	$ 291,295	$ 210,056		

Net investment income increased 39% to $291 million in 2004 from $210 million in 2003. Average invested assets (including cash and cash equivalents) increased 35% to $7.2 billion in 2004 compared with $5.3 billion in 2003. The increase was a result of cash flow from operations and the proceeds from senior notes issued during 2004 and 2003. The average annualized gross yield on investments was 4.1% in 2004 compared with 4.6% in 2003. The lower yield on fixed maturity securities 2004 reflects the decrease in general interest rate levels, an increase in the portion of the portfolio invested in tax-exempt securities and a planned reduction in the portfolio duration. Interest on funds held under reinsurance treaties decreased by $32 million due to the termination of an aggregate reinsurance agreement on December 31, 2003.

Service Fees. The alternative markets segment offers fee-based services to help clients develop and administer self-insurance programs, primarily for workers' compensation coverages. Service fees increased 8% in 2004 compared with 2003 primarily as a result of an increase in service fees for managing assigned risk plans in twelve states.

Realized Investment Gains. Realized investment gains result from sales of securities and from provisions for other than temporary impairment in securities. Realized investment gains of $48 million in 2004 and $82 million in 2003 resulted primarily from the sale of fixed income and equity securities. Charges for the permanent impairment of investments were $2.8 million and $0.4 million in 2004 and 2003, respectively.

Losses and Loss Expenses. Losses and loss expenses increased 25% to $2.6 billion in 2004 from $2.1 billion in 2003 primarily as a result of the increased premium volume. The consolidated loss ratio decreased to 63.0% in 2004 from 63.4% in 2003 primarily as a result of the impact of increased pricing as well as improved terms and conditions. The underwriting improvements were partially offset by an increase in weather-related losses ($60 million in 2004 compared with $38 million in 2003) and by an increase in additions to prior year loss reserves ($295 million in 2004 compared with $245 million in 2003). Weather-related losses in 2004 included losses of approximately $34 million from four hurricanes during the third quarter. A summary of loss ratios in 2004 compared with 2003 by business segment follows:

- Specialty's loss ratio was 61.7% in 2004 compared with 63.3% in 2003 principally due to increased pricing levels, lower reinsurance costs and a decrease of $7 million in additions to prior year reserves.

- The regional loss ratio decreased to 55.7% in 2004 from 56.3% in 2003 primarily as a result of increased pricing levels, lower reinsurance costs and lower weather-related losses ($28 million in 2004 compared with $38 million in 2003).

- Alternative market's loss ratio was 70.6% in 2004 compared with 68.7% in 2003. The higher loss ratio in 2004 reflects an increase of $28 million in additions to prior year reserves and an increase of $10 million in loss reserve discount amortization.

- The reinsurance loss ratio was 69.5% in 2004 compared with 69.6% in 2003. The decrease reflects increased pricing levels for both treaty and facultative risks, partially offset by hurricane losses of $27 million and by a $31 million increase in additions to prior year reserves.

- The international loss ratio was 61.0% in 2004 compared with 58.7% in 2003.

Other Operating Costs and Expenses. Following is a summary of other operating costs and expenses for the years ended December 31, 2004 and 2003 (dollars in thousands):

	2004	2003
Underwriting expenses	$ 1,114,750	$ 905,349
Service company expenses	84,404	82,821
Other costs and expenses	48,835	47,724
Total	$1,247,989	$1,035,894

Underwriting expenses increased 23% in 2004 compared with 2003 primarily as a result of higher premium volume. Underwriting expenses are primarily comprised of commissions paid to agents and brokers, premium taxes and other assessments and internal underwriting costs. Commissions and assessments generally increased at rates commensurate with the increase in premiums, while internal underwriting costs generally increased at rates lower than the increase in earned premiums. As a result, the consolidated expense ratio decreased to 27.4% in 2004 from 28.0% in 2003.

Service company expenses, which represent the costs associated with the alternative market's fee-based business, increased 2% to $84 million. Other costs and expenses, which represent primarily general and administrative expenses for the parent company, increased 2% to $49 million.

Interest Expense. Interest expense increased 21% to $66 million as a result of the issuance of $200 million of 5.875% senior notes in February 2003, $150 million of 5.125% senior notes in September 2003 and $150 million of 6.15% senior notes in August 2004.

Income Taxes. The effective income tax rate was 31% in 2004 and 2003. The effective tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income.

Investments

As part of its investment strategy, the Company establishes a level of cash and highly liquid short-term and intermediate-term securities that, combined with expected cash flow, it believes adequate to meet payment obligations. The Company also attempts to maintain an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations.

The carrying value of the Company's investment portfolio and investment-related assets as of December 31, 2005 and 2004 were as follows (dollars in thousands):

	2005	2004
Fixed maturity securities	$ 8,485,104	$6,369,421
Equity securities available for sale	435,699	413,263
Equity securities trading account	567,760	280,340
Investments in partnerships and affiliates	321,662	240,865
Total investments	9,810,225	7,303,889
Cash and cash equivalents	672,941	932,079
Trading account receivable from brokers and clearing organization	98,229	186,479
Trading account securities sold but not yet purchased	(198,426)	(70,667)
Unsettled purchases	(4,719)	(9,836)
Total	$10,378,250	$8,341,944

Fixed Maturities. The Company's investment policy with respect to fixed maturity securities is generally to purchase instruments with the expectation of holding them to their maturity. However, active management of the available for sale portfolio is considered necessary to maintain an approximate matching of assets and liabilities as well as to adjust the portfolio as a result of changes in financial market conditions and tax considerations. At December 31, 2005 (as compared to December 31, 2004), the fixed maturities portfolio mix was as follows: U.S. Government securities were 15% (15% in 2004); state and municipal securities were 55% (54% in 2004); corporate securities were 9% (10% in 2004); mortgage-backed securities were 18% (18% in 2004); and foreign bonds were 3% (3% in 2004).

The Company's philosophy related to holding or selling fixed maturity securities is based on its objective of maximizing total return. The key factors that management considers in its investment decisions as to whether to hold or sell fixed maturity securities are its expectations regarding interest rates, credit spreads and currency values. In a period in which management expects interest rates to rise, the Company may sell longer duration securities in order to mitigate the impact of an interest rate rise on the market value of the portfolio. Similarly, in a period in which management expects credit spreads to widen, the Company may sell lower quality securities, and in a period in which management expects certain foreign currencies to decline in value, the Company may sell securities denominated in those foreign currencies. The sale of fixed maturity securities in order to achieve the objective of maximizing total return may result in realized gains; however, there is no reason to expect these gains to continue in future periods.

Equity Securities Available for Sale. Equity securities available for sale primarily represent investments in common and preferred stocks of publicly traded real estate investment trusts, banks and utilities.

Equity Securities Trading Account. The trading account is comprised of direct investments in arbitrage securities and investments in arbitrage-related limited partnerships that specialize in merger arbitrage and convertible arbitrage strategies. Merger arbitrage is the business of investing in the securities of publicly held companies that are the targets in announced tender offers and mergers. Convertible arbitrage is the business of investing in convertible securities with the goal of capitalizing on price differentials between these securities and their underlying equities.

Investments in Partnerships and Affiliates. At December 31, 2005 (as compared to December 31, 2004), investments in partnerships and affiliates were as follows: equity in Kiln plc was $74 million ($51 million in 2004); real estate funds were $160 million ($133 million in 2004); fixed income relative value funds were $52 million ($40 million in 2004); and other investments were $36 million ($17 million in 2004).

Securities in an Unrealized Loss Position. The following table summarizes of all securities in an unrealized loss position at December 31, 2005 and 2004 by the length of time those securities have been continuously in an unrealized loss position:

(DOLLARS IN THOUSANDS)	NUMBER OF SECURITIES	AGGREGATE FAIR VALUE	GROSS UNREALIZED LOSS
DECEMBER 31, 2005			
Fixed maturities:			
0– 6 months	237	$ 2,921,830	$ 29,928
7- 12 months	65	878,549	12,124
Over 12 months	96	847,400	17,410
Total	398	$4,647,779	$ 59,462
Equity securities available for sale:			
0– 6 months	38	$ 45,443	$ 1,221
7- 12 months	15	106,979	2,571
Over 12 months	4	11,364	609
Total	57	$ 163,786	$ 4,401
DECEMBER 31, 2004			
Fixed maturities:			
0– 6 months	109	$ 1,005,675	$ 4,932
7- 12 months	101	798,721	9,190
Over 12 months	65	189,239	4,245
Total	275	$ 1,993,635	$ 18,367
Equity securities available for sale:			
0– 6 months	4	$ 1,448	$ 82
7- 12 months	2	26,319	667
Over 12 months	4	1,746	12
Total	10	$ 29,513	$ 761

At December 31, 2005, gross unrealized gains were $143 million, or 1% of total investments, and gross unrealized losses were $64 million, or 0.6% of total investments. There were 180 securities that have been continuously in an unrealized loss position for more than six months. Those securities had an aggregate fair value of $1.8 billion and an aggregate unrealized loss of $33 million. The decline in market value for these securities is primarily due to an increase in market interest rates. Management regularly reviews its investment portfolio to determine whether a decline in value as a result of deterioration in the financial position or future prospects of the issuer is considered to be other than temporary. A decline is value is considered to be other than temporary where there has been a sustained reduction in market value and there are no mitigating circumstances. If a decline in value is considered other than temporary, the Company reduces the carrying value of the security and reports a realized loss on its statement of income. Provisions for other than temporary impairments were $1.6 million, $2.8 million, and $0.4 million in 2005, 2004 and 2003, respectively.

Market Risk. The Company's market risk generally represents the risk of gain or loss that may result from the potential change in the fair value of the Company's investment portfolio as a result of fluctuations in credit quality and interest rates. The Company uses various models and stress test scenarios to monitor and manage interest rate risk. In addition, the Company's international businesses and securities are subject to currency exchange rate risk. As discussed above, the Company attempts to manage its interest rate risk by maintaining an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations. In response to interest rate changes and management's expectations regarding future interest rates, the Company shortened the duration of the fixed income portfolio from 4.1 years to 3.2 years during 2004 and lengthened the duration for the fixed income portfolio from 3.2 years to 3.8 years during 2005.

The following table outlines the groups of fixed maturity securities and the components of the interest rate risk at December 31, 2005:

	MARKET YIELD	EFFECTIVE DURATION	FAIR VALUE (000S)
Cash and cash equivalents	3.87%	0.03	$ 672,941
U. S. Government securities	3.94%	2.35	1,249,661
State and municipal	3.79%	5.29	4,643,138
Corporate	3.90%	3.04	814,331
Foreign	6.17%	2.54	298,143
Mortgage-backed securities	5.28%	2.31	1,496,310
Total	4.15%	3.84	$9,174,524

Duration is a common gauge of the price sensitivity of a fixed income portfolio to a change in interest rates. The Company determines the estimated change in fair value of the fixed maturity securities, assuming immediate parallel shifts in the treasury yield curve while keeping spreads between individual securities and treasury securities static. The fair value at specified levels at December 31, 2005 would be as follows:

CHANGE IN INTEREST RATES	ESTIMATED FAIR VALUE OF FIXED MATURITY SECURITIES (000S)	ESTIMATED CHANGE IN FAIR VALUE (000S)
300 basis point rise	$ 8,117,619	$(1,056,905)
200 basis point rise	8,469,921	(704,603)
100 basis point rise	8,822,222	(352,302)
Base scenario	9,174,524	—
100 basis point decline	9,519,486	344,962
200 basis point decline	9,864,448	689,924
300 basis point decline	10,209,410	1,034,886

Arbitrage investing differs from other types of investments in that its focus is on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general stock market conditions. Potential changes in market conditions are also mitigated by the implementation of hedging strategies, including short sales. Additionally, the arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. The Company's merger arbitrage securities are primarily exposed to the risk of completion of announced deals, which are subject to regulatory as well as transactional and other risks.

Liquidity and Capital Resources

Cash Flow. Cash flow provided from operating activities was $1.7 billion in 2005, $1.6 billion in 2004 and $1.4 billion in 2003. The levels of cash flow provided by operating activities over these years, which are high by historical measures in relation to both earned premiums and net income, are a result of strong growth in premiums and investment income and relatively low paid losses. The increase in operating cash flow in 2005 compared with 2004 was primarily due to higher investment income. Cash flow provided by operating activities in 2005 and 2004 is net of transfers to the arbitrage trading account of $80 million and $73 million, respectively.

As a holding company, the Company derives cash from its subsidiaries in the form of dividends, tax payments and management fees. Maximum amounts of dividends that can be paid without regulatory approval are prescribed by statute. During 2006, the maximum amount of dividends which can be paid without regulatory approval is approximately $311 million. The ability of the holding company to service its debt obligations is limited by the ability of the insurance subsidiaries to pay dividends. In the event dividends, tax payments and management fees available to the holding company were inadequate to service its debt obligations, the Company would need to raise capital, sell assets or restructure its debt obligations.

The Company's subsidiaries are highly liquid, receiving substantial cash from premiums, investment income, service fees and proceeds from sales and maturities of portfolio investments. The principal outflows of cash are payments of claims, taxes, operating expenses and dividends. As of December 31, 2005, the insurance subsidiaries' undiscounted reserves for loss and loss expenses were $7.4 billion. The Company estimates that approximately $1.6 billion of those reserves will be paid in 2006 and that approximately $3.5 billion will be paid from 2007 through 2010. The Company expects its insurance subsidiaries to fund the payment of losses with cash received from premiums, investment income and fees. In addition, the insurance subsidiaries have cash and investments of $10.4 billion as of December 31, 2005 that are available to pay claims and other obligations as they become due. The investment portfolio is highly liquid, with approximately 88% invested in marketable fixed maturity securities and cash and cash equivalents with an average duration of 3.8 years.

Financing Activity. The Company issued $150 million of 6.15% senior notes in August 2004 and $200 million of 5.6% senior notes in May 2005. The Company repaid $40 million of 6.375% senior notes in April 2005 and $100 million of 6.25% senior notes in January 2006.

At December 31, 2005, the Company had senior notes, junior subordinated debentures and other debt outstanding with a carrying value of $1,418 million and a face amount of $1,437 million. The maturities of the outstanding debt are $100 million in 2006, $89 million in 2008, $150 million in 2010, $200 million in 2013, $200 million in 2015, $150 million in 2019, $76 million in 2022, $12 million in 2023 and $460 million in 2045 (of which $210 million is prepayable in 2006 and $250 million is prepayable in 2010).

As of December 31, 2005, the Company has repurchased preferred securities of the W. R. Berkley Capital Trust with an aggregate principal amount of $82 million and a carrying value of $83 million. The preferred securities, which are secured by the Company's junior subordinated debentures, are reported as investments in fixed income securities on the accompanying balance sheet and have not been deducted from the outstanding debt amounts referred to in the preceding paragraph.

At December 31, 2005, stockholders' equity was $2,567 million and total capitalization (stockholders' equity, senior notes and other debt and junior subordinated debentures) was $3,986 million. The percentage of the Company's capital attributable to senior notes and other debt and junior subordinated debentures was 36% at December 31, 2005, compared with 33% at December 31, 2004.

Federal and Foreign Income Taxes

The Company files a consolidated income tax return in the U. S. and foreign tax returns in each of the countries in which it has overseas operations. At December 31, 2005, the Company had a deferred tax asset, net of valuation allowance, of $345 million (which primarily relates to loss and loss expense reserves and unearned premium reserves) and a deferred tax liability of $213 million (which primarily relates to deferred policy acquisition costs, unrealized investment gains and intangible assets). The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

Reinsurance

The Company follows customary industry practice of reinsuring a portion of its exposures, paying reinsurers a part of the premiums received on the policies it writes. Reinsurance is purchased by the Company principally to reduce its net liability on individual risks and to protect it against catastrophic losses. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. The Company monitors the financial condition of its reinsurers and attempts to place its coverages only with substantial and financially sound carriers.

After giving effect to treaty and facultative reinsurance in place as of January 1, 2006, the largest initial amount retained by the Company on any one risk is generally $5 million, except for workers' compensation risks and risks underwritten by Berkley Medical Excess Underwriters, LLC. Workers' compensation risks are only limited by statutory limits. For risks underwritten by Berkley Medical Excess Underwriters, LLC, the Company retains up to $10 million. For catastrophe losses in the U.S., the Company's property reinsurance provides protection for 79% of the net loss above $7.5 million up to $60 million, and its casualty contingency agreement provides protection for 100% of the net loss in excess of $2 million up to $25 million. For business written through Lloyd's, the Company has separate catastrophe excess of loss and quota share agreements secured through its Lloyd's general agents.

Contractual Obligations

Following is a summary of the Company's contractual obligations as of December 31, 2005 (amounts in thousands):

ESTIMATED PAYMENTS BY PERIODS	2006	2007	2008	2009	2010	THEREAFTER
Gross reserves for losses	$ 1,559,884	$ 1,222,765	$ 966,730	$ 739,002	$ 616,565	$ 2,260,913
Policyholders account balances	24,721	16,511	12,786	10,352	8,643	10,880
Operating lease obligations	15,956	15,308	13,213	11,374	8,514	12,903
Purchase obligation	3,707	20,728	19,615	435	435	260
Junior subordinated debentures	—	—	—	—	—	460,000
Senior notes	100,000	—	88,800	—	150,000	638,250
Other long-term liabilities	33,422	12,923	7,832	2,418	4,128	4,821
Total	$ 1,737,690	$ 1,288,235	$ 1,108,976	$ 763,581	$ 788,285	$ 3,388,027

The estimated payments for reserves for losses and loss expenses in the above table represent the projected payments for gross loss and loss expense reserves related to losses incurred as of December 31, 2005. The estimated payments in the above table do not consider payments for losses to be incurred in futures periods. These amounts include reserves for reported losses and reserves for incurred but not reported losses. Estimated amounts recoverable from reinsurers are not reflected. The estimated payments by year are based on historical loss payment patterns. The actual payments may differ from the estimated amounts due to changes in ultimate loss reserves and in the timing of the settlement of those reserves.

The Company utilizes letters of credit to back certain reinsurance payments and obligations. Outstanding letters of credit were $48 million as of December 31, 2005. The Company has made certain guarantees to state regulators that the statutory capital of certain subsidiaries will be maintained above certain minimum levels. In addition, the Company has commitments to invest up to $285 million in certain investment funds.

Off-Balance Sheet Arrangements

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company, or that engages in leasing, hedging or research and development arrangements with the Company. The Company has no arrangements of these types that management believes may have a material current or future effect on our financial condition, liquidity or results of operations.

Report of Management on Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2005.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

The Board of Directors and Stockholders
W. R. Berkley Corporation:

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that W. R. Berkley Corporation (the Company) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005, and our report dated March 10, 2006 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP
New York, New York
March 10, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
W. R. Berkley Corporation:

We have audited the accompanying consolidated balance sheets of W. R. Berkley Corporation and subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of income, stockholders' equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 10, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP
New York, New York
March 10, 2006

Consolidated Statements of Income

[Dollars in thousands, except per share data]

YEARS ENDED DECEMBER 31,	2005	2004	2003
REVENUES:			
Net premiums written	$4,604,574	$4,266,361	$3,670,515
Change in net unearned premiums	(143,639)	(205,269)	(435,905)
Premiums earned	4,460,935	4,061,092	3,234,610
Net investment income	403,962	291,295	210,056
Service fees	110,697	109,344	101,715
Realized investment gains	17,209	48,268	81,692
Other income	4,036	2,236	2,035
Total revenues	4,996,839	4,512,235	3,630,108
OPERATING COSTS AND EXPENSES:			
Losses and loss expenses	2,781,802	2,559,310	2,050,177
Other operating costs and expenses	1,358,574	1,247,989	1,035,894
Interest expense	85,926	66,423	54,733
Total expenses	4,226,302	3,873,722	3,140,804
Income before income taxes and minority interest	770,537	638,513	489,304
Income tax expense	(222,521)	(196,235)	(150,626)
Minority interest	(3,124)	(3,446)	(1,458)
Income before change in accounting principle	544,892	438,832	337,220
Cumulative effect of change in accounting principle, net of taxes	—	(727)	—
Net income	$ 544,892	$ 438,105	$ 337,220
EARNINGS PER SHARE:			
Basic:			
Income before change in accounting principle	$ 4.29	$ 3.49	$ 2.71
Cumulative effect of change in accounting principle, net of taxes	—	(.01)	—
Net Income	$ 4.29	$ 3.48	$ 2.71
Diluted:			
Income before change in accounting principle	$ 4.08	$ 3.32	$ 2.58
Cumulative effect of change in accounting principle, net of taxes	—	(.01)	—
Net Income	$ 4.08	$ 3.31	$ 2.58

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

[Dollars in thousands, except per share data]

YEARS ENDED DECEMBER 31,	2005	2004
ASSETS		
Investments:		
Fixed maturity securities	$ 8,485,104	$ 6,369,421
Equity securities available for sale	435,699	413,263
Equity securities trading account	567,760	280,340
Investments in partnerships and affiliates	321,662	240,865
Total Investments	9,810,225	7,303,889
Cash and cash equivalents	672,941	932,079
Premiums and fees receivable	1,106,677	1,032,624
Due from reinsurers	954,066	851,019
Accrued investment income	101,751	69,575
Prepaid reinsurance premiums	178,621	191,381
Deferred policy acquisition costs	459,773	442,484
Real estate, furniture and equipment	169,472	162,941
Deferred Federal and foreign income taxes	132,059	90,810
Goodwill	65,759	59,021
Trading account receivable from brokers and clearing organizations	98,229	186,479
Other assets	146,714	128,731
Total Assets	$13,896,287	$11,451,033
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Reserves for losses and loss expenses	$ 6,711,760	$ 5,449,611
Unearned premiums	2,189,001	2,064,519
Due to reinsurers	87,652	119,901
Trading account securities sold but not yet purchased	198,426	70,667
Policyholders' account balances	83,893	65,982
Other liabilities	618,712	507,950
Junior subordinated debentures	450,634	208,286
Senior notes and other debt	967,818	808,264
Total Liabilities	11,307,896	9,295,180
Minority interest	21,314	46,151
Stockholders' Equity:		
Preferred stock, par value $.10 per share:		
Authorized 5,000,000 shares, issued and outstanding – none	—	—
Common stock, par value $.20 per share:		
Authorized 300,000,000 shares, issued and outstanding, net of treasury shares, 127,509,564 and 126,409,313 shares	31,351	31,351
Additional paid-in capital	836,723	820,913
Retained earnings	1,873,953	1,354,489
Accumulated other comprehensive income	24,903	112,055
Treasury stock, at cost, 29,238,704 and 30,344,077 shares	(199,853)	(209,106)
Total Stockholders' Equity	2,567,077	2,109,702
Total Liabilities and Stockholders' Equity	$13,896,287	$11,451,033

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

[Dollars in thousands, except per share data]

YEARS ENDED DECEMBER 31,		2005	2004	2003
COMMON STOCK:	Beginning of period	$ 31,351	$ 31,351	$ 31,351
	Stock issued	—	—	—
	End of period	$ 31,351	$ 31,351	$ 31,351
ADDITIONAL PAID IN CAPITAL:	Beginning of period	$ 820,913	$ 809,938	$ 805,773
	Stock options exercised, including tax benefits	7,038	5,656	2,015
	Restricted stock units expensed	8,413	5,152	1,927
	Stock options expensed	134	122	75
	Stock issued	225	45	148
	End of period	$ 836,723	$ 820,913	$ 809,938
RETAINED EARNINGS:	Beginning of period	$1,354,489	$ 939,911	$ 623,651
	Net income	544,892	438,105	337,220
	Eliminations of international reporting lag	—	—	1,776
	Dividends	(25,428)	(23,527)	(22,736)
	End of period	$1,873,953	$1,354,489	$ 939,911
ACCUMULATED OTHER COMPREHENSIVE INCOME:	Unrealized investment gains:			
	Beginning of period	$ 109,699	$ 120,807	$ 114,664
	Net change in period	(68,953)	(11,108)	6,143
	End of period	40,746	109,699	120,807
	Currency translation adjustments:			
	Beginning of period	2,356	(830)	(10,061)
	Net change in period	(18,199)	3,186	9,231
	End of period	(15,843)	2,356	(830)
Total accumulated other comprehensive income		$ 24,903	$ 112,055	$ 119,977
TREASURY STOCK:	Beginning of period	$ (209,106)	$ (218,615)	$ (230,179)
	Stock options exercised	9,343	9,823	11,386
	Stock issued to directors	80	23	178
	Stock purchased	(170)	(337)	—
	End of period	$ (199,853)	$ (209,106)	$ (218,615)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Dollars in thousands]

YEARS ENDED DECEMBER 31,	2005	2004	2003
Net income	$544,892	$438,105	$337,220
Unrealized holding gains (losses) on investment securities arising during the period, net of income taxes	(57,950)	20,198	59,477
Reclassification adjustment for realized gains included in net income, net of income taxes	(11,003)	(31,306)	(53,334)
Change in unrealized foreign exchange gains (losses)	(18,199)	3,186	9,231
Other comprehensive income (loss)	(87,152)	(7,922)	15,374
Comprehensive income	$457,740	$430,183	$352,594

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

[Dollars in thousands]

YEARS ENDED DECEMBER 31,	2005	2004	2003
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:			
Net income	$ 544,892	$ 438,105	$ 337,220
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Cumulative effect of change in accounting principle	—	727	—
Realized investment gains	(17,209)	(48,268)	(81,692)
Depreciation and amortization	63,854	55,034	20,324
Minority interest	3,124	3,446	1,458
Equity in undistributed earnings of affiliates	(13,288)	(14,951)	(6,508)
Stock incentive plans	8,852	5,342	2,328
Change in: Fixed and equity securities trading account	(307,390)	44,873	(166,326)
Premiums and fees receivable	(74,053)	(82,073)	(128,491)
Trading account receivable from brokers and clearing organizations	88,250	(84,222)	75,052
Trading account securities sold but not yet purchased	127,759	(48,433)	82,985
Due from reinsurers	(103,047)	(46,057)	(70,275)
Accrued investment income	(32,176)	(15,262)	(7,979)
Prepaid reinsurance premiums	12,760	2,312	(29,409)
Deferred policy acquisition costs	(17,289)	(37,160)	(97,124)
Deferred income taxes	(91)	(48,059)	(38,769)
Other assets	(18,583)	(44,508)	(41,804)
Reserves for losses and loss expenses	1,262,149	1,257,520	1,024,166
Unearned premiums	124,482	206,624	467,649
Due to reinsurers	(32,249)	(3,325)	(61,686)
Policyholders' account balances	3,221	(1,020)	1,785
Other liabilities	95,783	79,044	117,064
Net cash flows provided by operating activities	1,719,751	1,619,689	1,399,968
CASH FLOWS USED IN INVESTING ACTIVITIES:			
Proceeds from sales, excluding trading account: Fixed maturity securities	1,171,953	1,181,719	1,084,957
Equity securities	196,196	108,241	117,006
Investments in partnerships and affiliates	15,307	20,212	—
Proceeds from maturities and prepayments of fixed maturity securities	1,303,342	560,652	696,176
Cost of purchases, excluding trading account: Fixed maturity securities	(4,674,879)	(3,807,609)	(2,495,088)
Equity securities	(241,879)	(193,183)	(195,857)
Investments in partnerships and affiliates	(88,436)	(116,914)	(69,138)
Net additions to real estate, furniture and equipment	(32,276)	(41,871)	(28,315)
Other, net	(5,119)	6,144	(96)
Net cash used in investing activities	(2,355,791)	(2,282,609)	(890,355)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:			
Net proceeds from issuance of junior subordinated debenture	241,655	—	—
Net proceeds from issuance of senior notes	198,142	147,864	356,181
Receipts credited to policyholders' account balances	15,490	14,043	16,899
Return of policyholders' account balances	(800)	(446)	(7,986)
Bank deposits received	9,577	11,352	12,051
Advances from federal home loan bank	6,875	1,265	14,650
Net proceeds from stock options exercised	11,250	11,129	13,401
Purchase of junior subordinated debentures	—	—	(5,000)
Repayment of senior notes	(40,000)	—	(60,750)
Cash dividends to common stockholders	(19,055)	(23,527)	(27,681)
Purchase of common treasury shares	(636)	(337)	—
Proceeds from (purchase of) minority shareholders	(30,520)	(1,004)	15,337
Other, net	(15,076)	3,194	568
Net cash provided by financing activities	376,902	163,533	327,670
Net increase (decrease) in cash and cash equivalents	(259,138)	(499,387)	837,283
Cash and cash equivalents at beginning of year	932,079	1,431,466	594,183
Cash and cash equivalents at end of year	$ 672,941	$ 932,079	$ 1,431,466
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Interest paid on debt	$ 78,363	$ 61,260	$ 47,714
Federal income taxes paid	$ 201,703	$ 254,640	$ 170,418

See accompanying notes to consolidated financial statements.

[1] Summary of Significant Accounting Policies

[A] Principles of consolidation and basis of presentation. The consolidated financial statements, which include the accounts of W. R. Berkley Corporation and its subsidiaries (the "Company"), have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany transactions and balances have been eliminated. Reclassifications have been made in the 2004 and 2003 financial statements to conform them to the presentation of the 2005 financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

[B] Revenue recognition. Premiums written are recorded at the inception of the policy. Reinsurance premiums written are estimated based upon information received from ceding companies and subsequent differences arising on such estimates are recorded in the period they are determined. Insurance premiums are earned ratably over the policy term. Fees for services are earned over the period that services are provided.

As of December 31, 2005, the Company reported an accrual for earned but unbilled audit premiums. The Company's policy is to recognize audit premiums when they are reliably determinable. In prior periods, audit premiums were not considered to be reliably determinable until such audits were completed and billed. In 2005, the Company developed sufficient information to begin recognizing unbilled audit premiums as such premiums are earned. The accrual for earned but unbilled audit premiums increased net premiums written and premiums earned by $57 million and income before income taxes by $11 million in 2005.

For investment contracts, premiums collected from policyholders are not reported as revenues but are included in the liability for policyholders' account balances. Policy charges for policy administration, cost of insurance and surrender charges are assessed against policyholders' account balances and are recognized as premium income in the period in which services are provided.

[C] Cash and cash equivalents. Cash equivalents consist of funds invested in money market accounts and investments with an effective maturity of three months or less when purchased.

[D] Investments. The Company classifies its investments into four categories. Securities that the Company has the positive intent and ability to hold to maturity are classified as "held to maturity" and reported at amortized cost. Securities that the Company purchased with the intent to sell in the near-term are classified as "trading" and are reported at estimated fair value, with unrealized gains and losses reflected in net investment income on the statement of income. Investments in partnerships and affiliates are carried under the "equity method of accounting", whereby the Company reports its share of the income or loss from such investments as net investment income. The Company's share of the earnings of affiliates is generally reported on a one-quarter lag in order to facilitate the timely completion of the Company's financial statements. The remaining securities are classified as "available for sale" and carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a component of comprehensive income and a separate component of stockholders' equity. Fair value is generally determined based on either quoted market prices or values obtained from independent pricing services.

Realized gains or losses represent the difference between the cost of securities sold and the proceeds realized upon sale. The cost of securities is adjusted where appropriate to include a provision for significant decline in value which is considered to be other than temporary. An other than temporary decline is considered to occur in investments where there has been a sustained reduction in market value and there are no mitigating circumstances. The Company uses the specific identification method where possible, and the first-in, first-out method in other instances, to determine the cost of securities sold. Realized gains or losses, including any provision for decline in value, are included in the statement of income.

[E] Trading account. Assets and liabilities related to direct investments in arbitrage securities and investments in arbitrage-related limited partnerships are classified as trading account securities. Long portfolio positions and partnership interests are presented in the balance sheet as equity securities trading account. Short sales and short call options are presented as trading securities sold but not yet purchased. Unsettled trades and the net margin balances held by the clearing broker are presented as trading account receivable from brokers and clearing organizations. The Company's trading account portfolio is recorded at fair value. Realized and unrealized gains and losses from trading activity are reported as net investment income.

[F] Per share data. The Company presents both basic and diluted earnings per share (EPS) amounts. Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding during the year. Diluted EPS is based upon the weighted average number of common and common equivalent shares outstanding during the year and is calculated using the treasury stock method for stock incentive plans. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect. Stock options for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculation. All share data has been retroactively adjusted to reflect the three-for-two common stock split that was effected on April 8, 2005. On March 7, 2006, The Company's Board of Directors approved a 3-for-2 common stock split to holders of record on March 20, 2006, with the additional shares expected to be issued on April 4, 2006. That stock split has not been reflected in the share data presented in these financial statements.

[G] Deferred policy acquisition costs. Acquisition costs (primarily commissions and premium taxes) incurred in writing insurance and reinsurance business are deferred and amortized ratably over the terms of the related contracts. Deferred policy acquisition costs are limited to the amounts estimated to be recoverable from the applicable unearned premiums and the related anticipated investment income after giving effect to anticipated losses, loss adjustment expenses and expenses necessary to maintain the contracts in force.

[H] Reserves for losses and loss expenses. Reserves for losses and loss expenses are an accumulation of amounts determined on the basis of (1) evaluation of claims for business written directly by the Company; (2) estimates received from other companies for reinsurance assumed by the Company; and (3) estimates for losses incurred but not reported (based on Company and industry experience). These estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the statement of income in the period in which they are determined. The Company discounts its reserves for excess and assumed workers' compensation claims using a risk-free or statutory rate. (See Note 8 of Notes to Consolidated Financial Statements.)

[I] Reinsurance ceded. The unearned portion of premiums ceded to reinsurers is reported as prepaid reinsurance premiums. The estimated amounts of reinsurance recoverable on unpaid losses are reported as due from reinsurers. To the extent any reinsurer does not meet its obligations under reinsurance agreements, the Company must discharge its liability. Amounts due from reinsurers are reflected net of funds held where the right of offset is present. The Company has provided reserves for estimated uncollectible reinsurance.

[J] Deposit Accounting. Contracts that do not meet the risk transfer provisions of FAS 113, "Accounting and Reporting for Reinsurance of Short Duration and Long Duration Contracts", are accounted for using the deposit accounting method. Under this method, an asset or liability is recognized at the inception of the contract based on consideration paid or received. The amount of the deposit asset or liability is adjusted at subsequent reporting dates using the interest method with a corresponding credit or charge to interest income or expense.

[K] Federal and foreign income taxes. The Company files a consolidated income tax return in the U.S. and foreign tax returns in each of the countries in which it has its overseas operations. The Company's method of accounting for income taxes is the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are measured using tax rates currently in effect or expected to apply in the years in which those temporary differences are expected to reverse.

[L] Foreign currency. Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in the statement of income. Unrealized gains or losses resulting from translating the results of non-U.S. dollar denominated operations are reported as accumulated other comprehensive income. Revenues and expenses denominated in currencies other than U.S. dollars are translated at the weighted average exchange rate during the year. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.

[M] Real estate, furniture and equipment. Real estate, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the estimated useful lives of the respective assets. Depreciation expense was $26,346,000, $22,722,000 and $20,160,000 for 2005, 2004 and 2003, respectively.

[N] Comprehensive income. Comprehensive income encompasses all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income, net unrealized holding gains or losses on available-for-sale securities and unrealized foreign currency translation adjustments.

[O] **Goodwill and other intangible assets.** Goodwill and other intangibles assets are tested for impairment on an annual basis. The Company's impairment test as of December 31, 2005 indicated that there were no impairment losses related to goodwill and other intangible assets.

In June 2005, the Company purchased all the minority interest in its subsidiary, Berkley International, LLC. The purchase price was $28,000,000, of which approximately $6,738,000 represents goodwill.

[P] **Stock options.** Effective January 1, 2003, the Company adopted the fair value recognition provisions of FAS 123, "Accounting for Stock-Based Compensation". The fair value provisions of FAS 123 were applied prospectively to all employee awards granted, modified, or settled on or after January 1, 2003. The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards in each period (dollars in thousands, except per share data).

		2005	2004	2003
Net income as reported		$544,892	$438,105	$ 337,220
Add: Stock-based employee compensation expense included in reported net income, net of tax		87	80	48
Deduct: Total stock-based employee compensation expense under fair value based method for all awards, net of tax		(1,994)	(2,902)	(4,803)
Pro forma net income		$542,985	$435,283	$ 332,465
Earnings per share:	Basic–as reported	$ 4.29	$ 3.48	$ 2.71
	Basic–pro forma	4.27	3.46	2.67
	Diluted–as reported	4.08	3.31	2.58
	Diluted–pro forma	4.06	3.29	2.55

The fair value of the options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2004 and 2003 respectively. (No options were granted in 2005):

	2004	2003
Average risk free interest rate	4.6%	3.9%
Expected years until exercise	6	6
Expected stock volatility	23%	23%
Dividend yield	0.6%	1.0%

In December 2004, the FASB issued FAS 123R, "Share-Based Payment", which replaces FAS 123 and is effective on January 1, 2006. FAS 123R requires that the cost resulting from all share-based payment transactions with employees, including those awarded prior to January 1, 2003, be recognized in the financial statements using a fair-value-based measurement method. The Company estimates that the after-tax stock-based employee compensation expense for options outstanding at December 31, 2005, including the expense resulting from the adoption of FAS 123R on January 1, 2006, will not have a material impact on the Company's financial condition or results of operations.

[Q] **Change in Accounting.** In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which was replaced in December 2003 by FIN 46R. FIN 46R addresses consolidation issues surrounding special purpose entities and certain other entities, collectively termed variable interest entities ("VIE"). A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46R requires VIEs to be consolidated by their primary beneficiaries. As a result of adopting the consolidated provisions of FIN 46R, the Company de-consolidated the W. R. Berkley Capital Trust, effective January 1, 2004 (See Note 11 of these notes to Consolidated Financial Statements).

[R] International Operations. From its inception in 1995 and through the fourth quarter of 2002, the international segment's results were reported on a one-quarter lag to facilitate the timely completion of the consolidated financial statements. Improvements in reporting procedures have since allowed this segment to be reported without a one-quarter lag. Beginning in the first quarter of 2003, the international segment's results were reported in the consolidated statement of income without a one-quarter lag. In order to eliminate the one-quarter lag, net income of the international segment for the fourth quarter of 2002 was reported as a direct credit to consolidated retained earnings in 2003.

[S] Recent Accounting Pronouncements. In May 2005, the FASB issued Statement No. FAS 154, "Accounting Changes and Error Corrections ," which provides guidance on the accounting for and reporting of accounting changes and error corrections and is effective for years beginning after December 31, 2005. The Company does not expect the adoption of the statement to have any impact on the Company's financial condition or results of operations.

In November 2005, the FASB issued Staff Position FAS 115-1/124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," which is effective for years beginning after December 15, 2005. The Staff Position addresses the determination of when an investment is considered impaired, whether the impairment is other than temporary and the measurement of an impairment loss. The Company does not expect the adoption of the statement to have a material impact on the Company's financial condition or results of operations.

[2] Investments in Fixed Maturity Securities

At December 31, 2005 and 2004, investments in fixed maturity securities were as follows:

TYPE OF INVESTMENT (DOLLARS IN THOUSANDS)	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE	CARRYING VALUE
DECEMBER 31, 2005					
HELD TO MATURITY:					
State and municipal	$ 89,044	$ 1,932	—	$ 90,976	$ 89,044
Mortgage-backed securities	74,335	4,518	(86)	78,767	74,335
Corporate	84,943	10,175	(60)	95,058	84,943
Total held to maturity	248,322	16,625	(146)	264,801	248,322
AVAILABLE FOR SALE:					
United States Government and government agency	1,253,203	8,238	(11,780)	1,249,661	1,249,661
State and municipal	4,530,766	45,065	(23,669)	4,552,162	4,552,162
Corporate	716,437	9,199	(6,363)	719,273	719,273
Mortgage-backed securities	1,426,515	6,178	(15,150)	1,417,543	1,417,543
Foreign	276,118	24,379	(2,354)	298,143	298,143
Total available for sale	8,203,039	93,059	(59,316)	8,236,782	8,236,782
Total investment in fixed maturity securities	$8,451,361	$109,684	$ (59,462)	$ 8,501,583	$8,485,104
DECEMBER 31, 2004					
HELD TO MATURITY:					
State and municipal	$ 83,108	$ 9,581	$ (70)	$ 92,619	$ 83,108
Corporate	20,147	721	—	20,868	20,147
Mortgage-backed securities	87,826	7,501	(83)	95,244	87,826
Total held to maturity	191,081	17,803	(153)	208,731	191,081
AVAILABLE FOR SALE:					
United States Government and government agency	933,608	20,311	(4,173)	949,746	949,746
State and municipal	3,256,662	72,112	(4,580)	3,324,194	3,324,194
Corporate	657,512	15,000	(1,990)	670,522	670,522
Mortgage-backed securities	1,044,585	12,823	(5,193)	1,052,215	1,052,215
Foreign	161,145	22,796	(2,278)	181,663	181,663
Total available for sale	6,053, 512	143,042	(18,214)	6,178,340	6,178,340
Total investment in fixed maturity securities	$6,244,593	$ 160,845	$ (18,367)	$6,387,071	$6,369,421

The amortized cost and fair value of fixed maturity securities at December 31, 2005, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations:

	2005	
(DOLLARS IN THOUSANDS)	AMORTIZED COST	FAIR VALUE
Due in one year or less	$ 900,715	$ 897,451
Due after one year through five years	1,103,342	1,111,273
Due after five years through ten years	2,252,094	2,263,100
Due after ten years	2,694,360	2,733,449
Mortgage-backed securities	1,500,850	1,496,310
Total	$ 8,451,361	$ 8,501,583

At December 31, 2005 and 2004, there were no investments, other than investments in United States government and government agency securities, which exceeded 10% of stockholders' equity. At December 31, 2005, investments with a carrying value of $217 million were on deposit with state insurance departments as required by state laws.

[3] Investments in Equity Securities Available for Sale

At December 31, 2005 and 2004, investments in equity securities were as follows:

TYPE OF INVESTMENT (DOLLARS IN THOUSANDS)	COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE	CARRYING VALUE
DECEMBER 31, 2005					
Common stocks	$ 112,654	$24,699	$ (560)	$ 136,793	$ 136,793
Preferred stocks	297,337	5,410	(3,841)	298,906	298,906
Total	$409,991	$ 30,109	$(4,401)	$ 435,699	$ 435,699
DECEMBER 31, 2004					
Common stocks	$169,800	$38,060	$ (566)	$207,294	$ 207,294
Preferred stocks	195,804	10,360	(195)	205,969	205,969
Total	$365,604	$48,420	$ (761)	$ 413,263	$ 413,263

[4] Trading Account

At December 31, 2005 and 2004, the arbitrage trading account was as follows:

TYPE OF INVESTMENT (DOLLARS IN THOUSANDS)	COST	FAIR VALUE	CARRYING VALUE
DECEMBER 31, 2005			
Direct equity securities	$ 424,093	$ 431,456	$ 431,456
Arbitrage-related partnerships	136,304	136,304	136,304
Total equity securities trading account	560,397	567,760	567,760
Receivables from brokers	98,229	98,229	98,229
Securities sold but not yet purchased	(194,765)	(198,426)	(198,426)
Total trading account	$ 463,861	$ 467,563	$ 467,563
DECEMBER 31, 2004			
Direct equity securities	$ 169,607	$ 175,441	$ 175,441
Arbitrage-related partnerships	104,899	104,899	104,899
Total equity securities trading account	274,506	280,340	280,340
Receivables from brokers	186,479	186,479	186,479
Securities sold but not yet purchased	(66,658)	(70,667)	(70,667)
Total trading account	$ 394,327	$ 396,152	$ 396,152

The primary focus of the trading account is merger and convertible arbitrage. Merger arbitrage is the business of investing in the securities of publicly held companies which are the targets in announced tender offers and mergers. Convertible arbitrage is the business of investing in convertible securities with the goal of capitalizing on price differences between these securities and their underlying equities. Arbitrage investing differs from other types of investing in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general financial market conditions.

Potential changes in market conditions are mitigated by the use of put options, call options and swap contracts, all of which are reported at fair value. As of December 31, 2005, the fair value of long option contracts outstanding was $398,000 (notional amount of $10,678,000) and the fair value of short option contracts outstanding was $812,000 (notional amount of $31,804,000). Other than with respect to the use of these trading account securities, the Company does not make use of derivatives.

[5] Investments in Partnerships and Affiliates

Investments in partnerships and affiliates include the following:

	CARRYING VALUE			EARNINGS (LOSS) IN AFFILIATES		
(DOLLARS IN THOUSANDS)	2005	2004	2003	2005	2004	2003
Kiln plc	$ 73,723	$ 51,137	$ 40,488	$ 3,853	$ 9,009	$ 4,565
Real estate funds	160,154	132,609	75,406	15,299	10,227	6,000
Fixed income relative value funds	51,506	40,374	—	1,132	371	—
Other	36,279	16,745	10,878	(1,739)	(2,701)	(3,540)
Total	$321,662	$ 240,865	$126,772	$18,545	$16,906	$ 7,025

The Company's investments in partnerships and affiliates are reported under the equity method of accounting. The Company's share of the earnings of affiliates is generally reported on a one-quarter lag in order to facilitate the timely completion of the Company's financial statements.

The Company's has a 20.1% interest in Kiln plc, which is based in the U.K. and conducts international insurance and reinsurance underwriting through Lloyd's. The Company also participates directly in Lloyd's business managed by Kiln plc. Net premiums of $41 million, $96 million and $122 million in 2005, 2004 and 2003, respectively, were written under agreements with Kiln plc.

[6] Investment Income

Investment income consists of the following:

(DOLLARS IN THOUSANDS)	2005	2004	2003
Investment income earned on:			
Fixed maturity securities	$ 305,739	$ 225,564	$ 197,963
Equity securities available for sale	25,529	21,005	18,906
Equity securities trading account[(a)]	28,095	13,743	8,110
Investment in partnerships and affiliates	18,545	16,906	7,025
Cash and cash equivalents	30,387	16,706	11,516
Other	(1,360)	(58)	827
Gross investment income	406,935	293,866	244,347
Interest on funds held under reinsurance treaties and investment expense	(2,973)	(2,571)	(34,291)
Net investment income	$403,962	$ 291,295	$ 210,056

(a) Investment income earned from net trading account activity includes unrealized trading gains of $3,816,000 in 2005, $1,790,000 in 2004 and $2,174,000 in 2003.

[7] Realized and Unrealized Investment Gains and Losses

Realized and unrealized investment gains and losses before applicable income taxes are as follows:

(DOLLARS IN THOUSANDS)	2005	2004	2003
Realized investment gains:			
Fixed maturity securities[a]	$ 10,565	$ 25,940	$ 72,161
Equity securities available for sale	8,414	25,129	10,506
Provision for other than temporary impairment:			
Fixed maturity securities	—	—	(430)
Equity securities available for sale	(1,645)	(2,777)	—
Other	(125)	(24)	(545)
Realized investment gains	17,209	48,268	81,692
Change in unrealized gains and losses of available for sale securities:			
Fixed maturity securities	(91,316)	(25,008)	(27,533)
Equity securities available for sale	(21,951)	11,691	33,984
Investment in partnerships and affiliates	(5,711)	8,893	1,042
Short-term	44	—	—
Total change in unrealized gains and losses	(118,934)	(4,424)	7,493
Income taxes	41,304	1,931	(1,801)
Minority interest	8,677	(8,615)	451
Change in unrealized gains and losses, net of taxes and minority interest	$(68,953)	$ (11,108)	$ 6,143

[a] During 2005, 2004 and 2003, gross gains of $13,591, $31,752 and, $76,019, respectively, and gross losses of $3,026, $5,812 and $3,858, respectively, were realized.

The following table summarizes, for all securities in an unrealized loss position at December 31, 2005 and 2004, the aggregate fair value and gross unrealized loss by length of time those securities have been continuously in an unrealized loss position:

	2005			2004		
(DOLLARS IN THOUSANDS)	NUMBER OF SECURITIES	FAIR VALUE	GROSS UNREALIZED LOSS	NUMBER OF SECURITIES	FAIR VALUE	GROSS UNREALIZED LOSS
Fixed maturities:						
0 – 6 months	237	$ 2,921,830	$ 29,928	109	$ 1,005,675	$ 4,932
7 – 12 months	65	878,549	12,124	101	798,721	9,190
Over 12 months	96	847,400	17,410	65	189,239	4,245
Total	398	$4,647,779	$59,462	275	$ 1,993,635	$ 18,367
Equities securities available for sale:						
0 – 6 months	38	$ 45,443	$ 1,221	4	$ 1,448	$ 82
7 – 12 months	15	106,979	2,571	2	26,319	667
Over 12 months	4	11,364	609	4	1,746	12
Total	57	$ 163,786	$ 4,401	10	$ 29,513	$ 761

At December 31, 2005, gross unrealized gains were $143 million, or 1% of total investments, and gross unrealized losses were $64 million, or 0.6% of total investments. There were 180 securities, with an aggregate fair value of $1.8 billion and an aggregate unrealized loss of $33 million that have been continuously in an unrealized loss position for more than six months. The decline in market value for these securities is primarily due to an increase in market interest rates. Management regularly reviews its investment portfolio to determine whether a decline in value as a result of deterioration in the financial position or future prospects of the issuer is considered to be other than temporary. A decline in value is considered to be other than temporary where there has been a sustained reduction in market value and there are no mitigating circumstances. If a decline in value is considered other than temporary, the Company reduces the carrying value of the security and reports a realized loss on its statement of income. Provisions for other than temporary impairments were $1,645,000, $2,777,000, and $430,000 in 2005, 2004 and 2003, respectively.

[8] Reserves for Losses and Loss Expenses

The table below provides a reconciliation of the beginning and ending reserve balances:

(DOLLARS IN THOUSANDS)	2005	2004	2003
Net reserves at beginning of year	$4,722,842	$ 3,505,295	$ 2,323,241
Net provision for losses and loss expenses[(a)]:			
Claims occurring during the current year[(b)]	2,531,655	2,236,860	1,780,905
Increase in estimates for claims occurring in prior years [(c)]	186,728	294,931	244,636
Decrease in discount for prior years	57,790	24,220	24,115
	2,776,173	2,556,011	2,049,656
Net payments for claims[(d)]:			
Current year	447,018	409,776	268,170
Prior years	1,184,707	928,688	599,432
	1,631,725	1,338,464	867,602
Net reserves at end of year	5,867,290	4,722,842	3,505,295
Ceded reserves at end of year	844,470	726,769	686,796
Gross reserves at end of year	$6,711,760	$5,449,611	$4,192,091

(a) Net provision for loss and loss expenses excludes $5,629, $3,299 and $521 in 2005, 2004 and 2003, respectively, relating to the policyholder benefits incurred on life insurance that are included in the statement of income.

(b) Claims occurring during the current year are net of discount of $103,558, $107,282 and $96,365 in 2005, 2004 and 2003, respectively.

(c) The increase in estimates for claims occurring in prior years is net of discount of $26,845, $26,658 and $28,214 in 2005, 2004 and 2003, respectively. The increase in estimates for claims occurring in prior years before discount is $213,573, $321,589 and $272,850 in 2005, 2004 and 2003, respectively.

(d) Net payments in 2003 are net of $331,000 of cash received upon the commutation of the aggregate reinsurance agreement (see Note 9 of Notes to Consolidated Financial Statements).

For the year ended December 31, 2005, the Company reported losses and loss expenses of $2.8 billion, of which $187 million represented an increase in estimates for claims occurring in prior years. The increases in estimates for claims occurring in prior years were $106 million for primary business and $81 million for assumed reinsurance. On an accident year basis, the change in prior year reserves is comprised of an increase in estimates for claims occurring in accident years prior to accident year 2003 that was partially offset by a decrease in estimates for claims occurring in accident years 2003 and 2004.

Case reserves for primary business increased 19% to $1.7 billion as a result of a 1% increase in the number of outstanding claims and an 18% increase in the average case reserve per claim. Reserves for incurred but not reported losses for primary business increased 34% to $2.6 billion at December 31, 2005 from $2.0 billion at December 31, 2004. Prior year reserves increases of $91 million for specialty, $17 million for regional and $7 million for international were partially offset by a prior year reserve decrease of $9 million for the alternative markets segment. By line of business, prior year reserve increases of $65 million for general liability, $63 million for commercial automobile and $2 million for worker's compensation were partially offset by a prior year decrease of $24 million for property. The increases in prior year reserves reflects upward adjustments in prior year loss ratios to recognize that claim costs for certain classes of business are emerging over a longer period of time and at a higher level than expected. The increases also reflect higher than expected legal expenses for certain classes of business as well as higher than expected medical costs, including prescription drugs and rehabilitation expenses, for workers' compensation claims.

Case reserves for assumed reinsurance increased 22% to $687 million at December 31, 2005 from $564 million at December 31, 2004. Reserves for incurred but not reported losses for reinsurance business increased 9% to $810 million at December 31, 2005 from $744 million at December 31, 2004. The increase in prior year reserves for reinsurance business was primarily a result of higher than expected claims reported by ceding companies. The Company sets its initial loss estimates based principally upon information obtained during the underwriting process and adjusts these estimates as additional information becomes available. As certain reinsurance contracts have matured, the Company has adjusted its estimates of ultimate losses to reflect a higher level of known losses as well as a pattern of delayed loss reporting by some ceding companies. Most of the increase in prior year reserves for reinsurance relates to business written from 1998 through 2001.

Environmental and asbestos – To date, known environmental and asbestos claims have not had a material impact on the Company's operations. These claims have not materially impacted the Company because its subsidiaries generally did not insure large industrial companies that are subject to significant environmental and asbestos exposures.

The Company's net reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $37,453,000 and $38,258,000 at December 31, 2005 and 2004, respectively. The Company's gross reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $53,731,000 and $54,971,000 at December 31, 2005 and 2004, respectively. Net incurred losses and loss expenses for reported asbestos and environmental claims were approximately $1,853,000, $9,194,000 and $4,749,000 in 2005, 2004 and 2003, respectively. Net paid losses and loss expenses for asbestos and environmental claims were approximately $2,658,000, $2,802,000 and $1,391,000 in 2005, 2004 and 2003, respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make an actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.

Discounting - The Company discounts its liabilities for excess and assumed workers' compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company's loss payout experience and is supplemented with data compiled from insurance companies writing similar business. The liabilities for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve for non-proportional business, and at the statutory rate for proportional business. The discount rates range from 2.7% to 6.5% with a weighted average discount rate of 4.8%. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $575,485,000, $502,874,000 and $393,152,000 at December 31, 2005, 2004 and 2003, respectively. For statutory reporting purposes, the Company uses a discount rate of 2.7% as permitted by the Department of Insurance of the State of Delaware. The increase in the aggregate discount from 2004 to 2005 and from 2003 to 2004 resulted from the increase in workers' compensation reserves.

[9] Reinsurance Ceded

The Company reinsures a portion of its exposures principally to reduce net liability on individual risks and to protect against catastrophic losses. Estimated amounts due from reinsurers are reported net of reserves for uncollectible reinsurance of $2,402,000, $2,457,000 and $1,920,000 as of December 31, 2005, 2004 and 2003, respectively. The following amounts arising under reinsurance ceded contracts have been deducted in arriving at the amounts reflected in the statement of income:

(DOLLARS IN THOUSANDS)	2005	2004	2003
Ceded premiums earned	$495,931	$ 461,005	$556,624
Ceded losses incurred	$404,793	$ 317,367	$ 447,533

From January 1, 2001 through December 31, 2003, the Company had a multi-year aggregate reinsurance agreement that provided two types of reinsurance coverage. The first type of coverage provided protection for individual losses on an excess of loss or quota share basis, as specified for each class of business covered by the agreement. The second type of coverage provided aggregate accident year protection for our reinsurance segment for loss and loss adjustment expenses incurred above a certain level. Loss recoveries were subject to annual limits and an aggregate limit over the contract period. Over the three-year term of this agreement, the Company ceded premiums of $314 million and credited interest on funds held of $37 million to the reinsurer and recovered losses of $310 million and commissions of $35 million from the reinsurer. Ceded earned premiums were net of return premiums accrued under certain profit sharing provisions contained in the agreement. As of December 31, 2003, the Company commuted the aggregate reinsurance agreement. Upon commutation, the reinsurer released funds held in an amount equal to the commuted loss reserves and unearned premium reserves and, accordingly there was no gain or loss as a result of the commutation.

Certain of the Company's ceded reinsurance agreements are structured on a funds held basis whereby the Company retains some or all of the ceded premiums in a separate account that is used to fund ceded losses as they become due from the reinsurance company. Interest is credited to reinsurers for funds held on their behalf at rates ranging from 7.0% to 8.9% of the account balances, as defined under the agreements. Interest credited to reinsurers, which is reported as a reduction of net investment income, was $1 million in 2005, $2 million in 2004 and $32 million in 2003.

[10] Senior Notes and Other Debt

Debt consists of the following (the difference between the face value and the carrying value is unamortized discount):

(DOLLARS IN THOUSANDS)				2005	2004
DESCRIPTION	RATE	MATURITY	FACE VALUE	CARRYING VALUE	CARRYING VALUE
Senior Notes	6.375%	April 15, 2005	$ —	$ —	$ 39,987
Senior Notes	6.25%	January 15, 2006	100,000	99,987	99,840
Senior Notes	9.875%	May 15, 2008	88,800	87,885	87,563
Senior Notes	5.125%	September 30, 2010	150,000	148,488	148,167
Senior Notes	5.875%	February 15, 2013	200,000	197,637	197,306
Senior Notes	5.60%	May 15, 2015	200,000	198,257	—
Senior Notes	6.15%	August 15, 2019	150,000	148,060	147,918
Senior Debentures	8.70%	January 1, 2022	76,503	75,757	75,736
Subsidiary Debt	7.65%	June 30, 2023	11,747	11,747	11,747
Total debt			$977,050	$967,818	$808,264

The Company issued $150 million of 6.15% senior notes in August 2004 and $200 million of 5.6% senior notes in May 2005. The Company repaid $40 million of 6.375% senior notes in April 2005 and $100 million of 6.25% senior notes in January 2006.

[11] Junior Subordinated Debentures

In 1996, the Company issued $210,000,000 aggregate principal amount of 8.197% Junior Subordinated Debentures due December 15, 2045 (the "8.197% Junior Subordinated Debentures") to W. R. Berkley Capital Trust (the "Trust"). The Trust simultaneously issued an equal amount of 8.197% mandatorily redeemable preferred securities (the "8.197% Trust Preferred Securities"), which are fully and unconditionally guaranteed by the Company to the extent the Trust has funds available for repayment of distributions. The 8.197% Trust Preferred Securities are subject to mandatory redemption in a like amount (i) in whole but not in part, on the stated maturity date, upon repayment of the 8.197% Junior Subordinated Debentures, (ii) in whole but not in part, at any time contemporaneously with the optional prepayment of the 8.197% Junior Subordinated Debentures by the Company upon the occurrence and continuation of a certain event and (iii) in whole or in part, on or after December 15, 2006, contemporaneously with the optional prepayment by the Company of 8.197% Junior Subordinated Debentures.

Upon adoption FIN 46R (see Note (1) (Q) of these Notes to the Consolidated Financial Statements), the Company deconsolidated the Trust effective January 1, 2004. As a result of the de-consolidation, certain 8.197% Trust Preferred Securities owned by the Company, which were previously eliminated in consolidation, were reinstated on the Company's balance sheet. The impact of the reinstatement was to increase fixed maturity securities by $13,787,000 and to increase junior subordinated debentures by $14,906,000, as of January 1, 2004. The difference between these two amounts, which was $727,000 after income taxes, was reported on the Company's 2004 consolidated statement of income as a cumulative effect of change in accounting principle.

As of December 31, 2005, the Company has repurchased 8.197% Trust Preferred Securities with an aggregate principal amount of $82 million and a carrying value of $83 million. These securities are reported as investments in fixed income securities on the accompanying balance sheet.

In 2005, the Company issued $250,000,000 aggregate principal amount of 6.75% Junior Subordinated Debentures due July 26, 2045 (the "6.75% Junior Subordinated Debentures") to W. R. Berkley Capital Trust II (the "Trust II"). The Trust II simultaneously issued an equal amount of 6.75% mandatorily redeemable preferred securities (the "6.75% Trust Preferred Securities"), which are fully and unconditionally guaranteed by the Company to the extent the Trust II has funds available for repayment of distributions. The 6.75% Trust Preferred Securities are subject to mandatory redemption in a like amount (i) in whole but not in part upon repayment of the 6.75% Junior Subordinated Debentures at maturity, (ii) in whole but not in part, at any time contemporaneously with the optional prepayment of the 6.75% Junior Subordinated Debentures by the Company upon the occurrence and continuation of certain events and (iii) in whole or in part, on or after July 26, 2010, contemporaneously with the optional prepayment by the Company of the 6.75% Junior Subordinated Debentures.

[12] Income Taxes

Income tax expense consists of:

(DOLLARS IN THOUSANDS)	2005	2004	2003
Current expense	$222,612	$244,294	$ 173,613
Deferred expense (benefit)	(91)	(48,059)	(22,987)
Total expense	$ 222,521	$ 196,235	$ 150,626

A reconciliation of the income tax expense and the amounts computed by applying the Federal and foreign income tax rate of 35% to pre-tax income are as follows:

(DOLLARS IN THOUSANDS)	2005	2004	2003
Computed "expected" tax expense	$268,767	$223,604	$ 171,975
Tax-exempt investment income	(49,546)	(30,945)	(21,838)
Change in valuation allowance	1,762	590	(980)
Other, net	1,538	2,986	1,469
Total expense	$ 222,521	$ 196,235	$ 150,626

At December 31, 2005 and 2004, the tax effects of differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

(DOLLARS IN THOUSANDS)	2005	2004
DEFERRED TAX ASSET		
Loss reserve discounting	$169,624	$173,891
Life reserve	8,906	8,077
Unearned premiums	136,360	126,515
Net operating loss carry forward	5,437	3,070
Other	31,128	26,623
Gross deferred tax asset	351,455	338,176
Less valuation allowance	(6,575)	(4,813)
Deferred tax asset	344,880	333,363
DEFERRED TAX LIABILITY		
Amortization of intangibles	7,966	7,612
Deferred policy acquisition costs	154,755	148,451
Deferred taxes on unrealized investment gains	22,486	65,952
Other	27,614	20,538
Deferred tax liability	212,821	242,553
Net deferred tax asset	$ 132,059	$ 90,810

Federal income tax expense applicable to realized investment gains was $6,165,000, $16,835,000 and $28,090,000 in 2005, 2004 and 2003, respectively. The Company had a current income tax payable of $5,230,000 at December 31, 2005 and a receivable at December 31, 2004 of $8,896,000. At December 31, 2005, the Company had foreign net operating loss carryforwards of $16,852,000, which expire from 2006 to 2011. The net change in the valuation allowance is primarily related to foreign net operating loss carry forwards and to certain foreign subsidiaries net deferred tax assets. The statute of limitations for the Company's tax returns through December 31, 2001 has closed.

The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

[13] Dividends from Subsidiaries and Statutory Financial Information

The Company's insurance subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. During 2006, the maximum amount of dividends which can be paid without such approval is approximately $311 million. Combined net income and policyholders' surplus of the Company's consolidated insurance subsidiaries, as determined in accordance with statutory accounting practices, are as follows:

(DOLLARS IN THOUSANDS)	2005	2004	2003
Net income	$ 463,067	$ 394,300	$ 293,455
Policyholders' surplus	$2,939,503	$2,424,364	$1,886,013

The significant variances between statutory accounting practices and GAAP are that for statutory purposes bonds are carried at amortized cost, acquisition costs are charged to income as incurred, deferred Federal income taxes are subject to limitations, excess and assumed workers' compensation reserves are discounted at different discount rates and certain assets designated as "non-admitted assets" are charged against surplus.

The NAIC has risk-based capital ("RBC") requirements that require insurance companies to calculate and report information under a risk-based formula which measures statutory capital and surplus needs based on a regulatory definition of risk in a company's mix of products and its balance sheet. All of the Company's insurance subsidiaries have an RBC amount above the authorized control level RBC, as defined by the NAIC. The Company has certain guarantees that provide that RBC levels of certain subsidiaries will remain above their authorized control levels.

[14] Stockholders' Equity

Common equity. The weighted average number of shares used in the computation of basic earnings per share was 127,022,000, 125,941,000 and 124,686,000 for 2005, 2004 and 2003, respectively. The weighted average number of shares used in the computations of diluted earnings per share was 133,617,000, 132,272,000 and 130,595,000, for 2005, 2004 and 2003, respectively. Treasury shares have been excluded from average outstanding shares from the date of acquisition. The difference in calculating basic and diluted earnings per share is attributable entirely to the dilutive effect of stock-based compensation plans.

Changes in shares of common stock outstanding, net of treasury shares, are as follows:

(AMOUNTS IN THOUSANDS)	2005	2004	2003
Balance, beginning of year	126,409	125,308	124,253
Shares issued	1,114	1,113	1,058
Shares repurchased	(13)	(12)	(3)
Balance, end of year	127,510	126,409	125,308

On May 11, 1999, the Company declared a dividend distribution of one Right for each outstanding share of common stock. Each Right entitles the holder to purchase a unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $120 per unit (subject to adjustment) upon the occurrence of certain events relating to potential changes in control of the Company. The Rights expire on May 11, 2009, unless earlier redeemed by the Company as provided in the Rights Agreement.

[15] Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2005 and 2004:

	2005		2004	
(DOLLARS IN THOUSANDS)	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Investments[1]	$10,378,250	$10,394,729	$8,341,944	$8,359,594
Junior subordinated debentures	450,634	462,130	208,286	222,266
Senior notes and other debt	967,818	1,016,671	808,264	859,052

[1] Including cash and cash equivalents, trading account receivable from brokers and clearing organizations, trading account securities sold but not yet purchased and unsettled purchases.

The estimated fair value of investments is generally based on quoted market prices as of the respective reporting dates. The fair value of the senior notes and other debt and the junior subordinated debentures are based on rates available for borrowings similar to the Company's outstanding debt as of the respective reporting dates.

[16] Lease Obligations

The Company and its subsidiaries use office space and equipment under leases expiring at various dates. These leases are considered operating leases for financial reporting purposes. Some of these leases have options to extend the length of the leases and contain clauses for cost of living, operating expense and real estate tax adjustments. Rental expense was $17,429,000, $16,783,000, and $18,773,000 for 2005, 2004, and 2003, respectively. Future minimum lease payments (without provision for sublease income) are: $15,956,000 in 2006; $15,308,000 in 2007; $13,213,000 in 2008; $11,374,000 in 2009; $8,514,000 in 2010 and $12,903,000 thereafter.

[17] Commitments, Litigation and Contingent Liabilities

The Company's subsidiaries are subject to disputes, including litigation and arbitration, arising in the ordinary course of their insurance and reinsurance businesses. The Company's estimates of the costs of settling such matters are reflected in its aggregate reserves for losses and loss expenses, and the Company does not believe that the ultimate outcome of such matters will have a material adverse effect on its financial condition or results of operations.

The Company has a $155 million secured and unsecured letter of credit facility that expires on December 31, 2006. At December 31, 2005, letters of credit for $48 million were issued and outstanding in support of the Company's reinsurance operations.

At December 31, 2005, the Company has commitments to invest up to $285 million in certain investment funds and a subsidiary of the Company has commitments to extend credit under future loan agreements and unused lines of credit up to $11 million.

At December 31, 2005, investments with a carrying value of $84 million were on deposit in trust accounts established as security for certain policyholders and reinsurance clients and investments with a carrying value of $38 million were on deposit with Lloyd's in support of the Company's underwriting activities at Lloyd's.

[18] Stock Incentive Plan

The Company has a stock incentive plan (the "Stock Incentive Plan") under which 24,046,875 shares of Common Stock were reserved for issuance. Pursuant to the Stock Incentive Plan, stock options may be granted at prices determined by the Board of Directors but not less than fair market value on the date of grant. Stock options vest according to a graded schedule of 25%, 50% 75% and 100% on the third, fourth, fifth and sixth year anniversary of grant date. Stock options expire on the tenth year anniversary of the grant date.

The following table summarizes stock option information:

	2005		2004		2003	
	SHARES	PRICE[a]	SHARES	PRICE[a]	SHARES	PRICE[a]
Outstanding at beginning of year	11,361,023	$ 11.82	12,707,731	$ 11.68	13,809,702	$ 11.43
Granted	—	—	2,250	26.43	109,500	20.64
Exercised	1,108,894	10.14	1,112,370	10.01	1,042,484	9.55
Canceled	145,341	12.45	236,588	13.28	168,987	10.44
Outstanding at end of year	10,106,788	$ 11.99	11,361,023	$ 11.82	12,707,731	$ 11.68
Options exercisable at year end	6,650,106	$ 10.92	6,068,780	$ 10.49	5,591,062	$ 10.37
Stock available for future grant[b]	4,192,898		4,674,257		5,417,919	

[a] Weighted average exercise price.

[b] Includes restricted stock units outstanding.

The following table summarizes information about stock options outstanding at December 31, 2005:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE PRICE	NUMBER EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
DECEMBER 31, 2005					
$0 to $8	1,578,435	4.24	$ 5.57	1,030,917	$ 5.57
$8 to $14	3,289,064	1.36	9.95	3,234,215	9.92
$14 to $26.50	5,239,289	5.28	15.21	2,384,974	14.57
Total	10,106,788	3.84	$11.99	6,650,106	$10.92

Pursuant to the Stock Incentive Plan, the Company may also issue Restricted Stock Units (RSUs) to officers of the Company and its subsidiaries. The RSUs vest five years from the award date and are subject to other vesting and forfeiture provisions contained in the award agreement. The market value of the awards at the date of grant are recorded as unearned compensation, a component of stockholders' equity, and charged to expense over the vesting period. At December 31, 2005, there were 2,288,700 RSUs outstanding with an aggregate market value at grant date of $69,354,000, of which $15,492,000 has been expensed through that date and $53,862,000 will be expensed over the remaining vesting periods.

The following table summarizes information about RSUs outstanding at December 31, 2005:

(DOLLARS IN THOUSANDS)	2005	2004	2003
RSUs granted:			
Units	643,500	981,750	684,000
Market value at grant date	$30,094	$26,851	$ 12,987
RSUs canceled:			
Units	16,800	3,750	—
Market value at grant date	$ 465	$ 113	—
RSUs expensed	$ 8,413	$ 5,152	$ 1,927

[19] Compensation Plans

The Company and its subsidiaries have profit sharing plans in which substantially all employees participate. The plans provide for minimum annual contributions of 5% of eligible compensation; contributions above the minimum are discretionary and vary with each participating subsidiary's profitability. Employees become eligible to participate in the profit sharing plans on the first day of the month following the first full three months in which they are employed. The plans provide that 40% of the contributions vest immediately and that the remaining 60% vest at varying percentages based upon years of service. Profit sharing expense amounted to $21,955,000, $20,663,000 and $17,135,000 for 2005, 2004 and 2003, respectively.

The Company has a Long-Term Incentive Compensation Plan ("LTIP") that provides for incentive compensation to key executives based on the growth in the Company's book value per share. Key employees are awarded participation units ("Units") that vest five years from the award date or upon achievement of the maximum value of the award, whichever occurs first. In 2001, the Company granted 178,875 Units that achieved their maximum value of $19,875,000 in 2003. Compensation expense related to the 2001 grant was $11,475,000 in 2003 and $8,400,000 in 2002. In 2004, the Company awarded 100,000 Units with a maximum value of $25,000,000. Compensation expense related to the 2004 grant was $6,587,000 in 2005 and $5,325,000 in 2004.

[20] Retirement Benefits

Effective August 19, 2004, the Company entered into an agreement to provide retirement benefits to the Company's chief executive officer and chairman of the board. Retirement benefits, which are unfunded, are reported in accordance with FASB Statement No. 87, "Employers' Accounting for Pensions". As of December 31, 2005 and 2004, respectively, the accrued benefit liability of $18,968,000 and $14,564,000 was recorded as a liability with a corresponding intangible asset of $15,378,000 and $13,716,000 that will be amortized as a prior service cost over the estimated remaining service period. The retirement benefit expense was $2,742,000 and $848,000 in 2005 and 2004, respectively. The key actuarial assumptions used to derive the projected benefit obligation and related expense are a discount rate of 5.50% in 2005 and 5.75% in 2004, a rate of compensation increase of 5.0% per year for both 2005 and 2004 and a retirement age of 72.

[21] Supplemental Financial Statement Data

Other operating costs and expenses consist of the following:

(DOLLARS IN THOUSANDS)	2005	2004	2003
Amortization of deferred policy acquisition costs	$ 959,580	$ 909,412	$ 787,167
Other underwriting expenses	242,463	205,338	118,182
Service company expenses	91,134	84,404	82,821
Other costs and expenses	65,397	48,835	47,724
Total	$1,358,574	$1,247,989	$ 1,035,894

[22] Industry Segments

The Company's operations are presently conducted in five segments of the insurance business: specialty lines of insurance, regional property casualty insurance, alternative markets, reinsurance and international.

Our specialty segment underwrites complex and sophisticated third-party liability risks, principally within the excess and surplus lines. The primary lines of business are premises operations, professional liability, commercial automobile, products liability and property lines. The specialty business is conducted through nine operating units. The companies within the segment are divided along the different customer bases and product lines that they serve. The specialty units deliver their products through a variety of distribution channels depending on the customer base and particular risks insured. The customers in this segment are highly diverse.

Our regional segment provides commercial insurance products to customers primarily in 38 states. Key clients of this segment are small-to-mid-sized businesses and state and local governmental entities. The regional subsidiaries are organized geographically, which provides them with the flexibility to adapt to local market conditions, while enjoying the superior administrative capabilities and financial strength of the Company. The regional operations are conducted through four geographic regions based on markets served: Midwest, New England, Southern (excluding Florida) and Mid Atlantic.

Our alternative markets operations specialize in developing, insuring, reinsuring and administering self-insurance programs and other alternative risk transfer mechanisms. Our clients include employers, employer groups, insurers, and alternative market funds seeking less costly, more efficient ways to manage exposure to risks. In addition to providing insurance, the alternative markets segment also provides a wide variety of fee-based services, including consulting and administrative services.

Our reinsurance operations specialize in underwriting property casualty reinsurance on both a treaty and a facultative basis. The principal reinsurance units are facultative reinsurance, which writes individual certificates and program facultative business, treaty reinsurance, which functions as a traditional reinsurer in specialty and standard reinsurance lines, and Lloyd's reinsurance, which writes property and casualty reinsurance through Lloyd's.

Our international segment offers professional indemnity and other lines in the U.K. and Spain, commercial and personal property casualty insurance in Argentina and Brazil and savings and endowment policies to pre-fund education costs in the Philippines.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Income tax expense and benefits are calculated based upon the Company's overall effective tax rate. In 2005, the Company changed the segment designation of three of its operating companies. The prior period segment information has been reclassified to conform to the 2005 presentation.

Summary financial information about the Company's operating segments is presented in the following table. Income (loss) before income taxes by segment consists of revenues less expenses related to the respective segment's operations, including allocated investment income. Identifiable assets by segment are those assets used in or allocated to the operation of each segment.

(DOLLARS IN THOUSANDS)	EARNED PREMIUMS	INVESTMENT INCOME	OTHER	TOTAL	PRE-TAX INCOME (LOSS)	NET INCOME (LOSS)
	REVENUES					
DECEMBER 31, 2005:						
12 Months						
Specialty	$ 1,682,193	$ 134,290	$ —	$ 1,816,483	$ 345,896	$ 241,619
Regional	1,173,174	57,619	—	1,230,793	216,495	147,924
Alternative Markets	663,478	82,617	110,697	856,792	238,462	165,327
Reinsurance	754,097	95,110	—	849,207	63,606	53,233
International	187,993	20,749	94	208,836	20,890	13,782
Corporate, other and eliminations [1]	—	13,577	3,942	17,519	(132,021)	(87,996)
Realized investment gains	—	—	17,209	17,209	17,209	11,003
Consolidated	$4,460,935	$403,962	$ 131,942	$4,996,839	$770,537	$ 544,892
DECEMBER 31, 2004:						
12 Months						
Specialty	$ 1,391,652	$ 99,452	$ —	$ 1,491,104	$ 275,689	$ 188,646
Regional	1,068,552	44,249	—	1,112,801	184,152	123,902
Alternative Markets	605,996	59,057	109,344	774,397	133,438	92,345
Reinsurance	841,451	73,825	—	915,276	85,995	62,910
International	153,441	14,201	207	167,849	18,790	10,036
Corporate, other and eliminations [1]	—	511	2,029	2,540	(107,819)	(70,313)
Realized investment gains	—	—	48,268	48,268	48,268	31,306
Cumulative effect of change in accounting principle	—	—	—	—	—	(727)
Consolidated	$4,061,092	$ 291,295	$ 159,848	$ 4,512,235	$ 638,513	$ 438,105
DECEMBER 31, 2003:						
12 Months						
Specialty	$ 1,136,519	$ 68,227	$ —	$1,204,746	$200,428	$ 135,905
Regional	880,597	43,368	—	923,965	153,292	105,468
Alternative Markets	428,120	39,628	101,715	569,463	88,742	61,335
Reinsurance	713,154	50,707	—	763,861	58,201	42,295
International	76,220	8,915	10	85,145	3,242	3,582
Corporate, other and eliminations [1]	—	(789)	2,025	1,236	(96,293)	(64,699)
Realized investment gains	—	—	81,692	81,692	81,692	53,334
Consolidated	$ 3,234,610	$210,056	$ 185,442	$3,630,108	$489,304	$ 337,220

Identifiable assets by segment are as follows (dollars in thousands):

YEARS ENDED DECEMBER 31,	2005	2004
Specialty	$4,731,062	$3,776,069
Regional	2,652,556	2,360,149
Alternative Markets	2,374,967	1,955,134
Reinsurance	4,506,796	3,798,307
International	613,634	513,005
Corporate, other and eliminations [1]	(982,728)	(951,631)
Consolidated	$13,896,287	$11,451,033

[1] Corporate and other eliminations represent corporate revenues and expenses, realized investment gains and losses and other items that are not allocated to business segments.

Net premiums earned by major line of business are as follows (dollars in thousands):

		2005	2004	2003
SPECIALTY	Premises operations	$ 701,456	$ 586,476	$ 451,901
	Professional liability	183,220	196,710	168,823
	Automobile	265,227	232,820	195,274
	Products liability	258,163	172,848	108,339
	Property	137,643	124,610	118,159
	Other	136,484	78,188	94,023
Total specialty		$ 1,682,193	$ 1,391,652	$ 1,136,519
REGIONAL	Commercial multiple peril	469,033	430,762	352,555
	Automobile	339,832	310,872	271,614
	Workers' compensation	235,748	213,538	179,336
	Other	128,561	113,380	77,092
Total regional		$ 1,173,174	$ 1,068,552	$ 880,597
ALTERNATIVE MARKETS	Primary workers' compensation	301,619	283,546	187,935
	Excess workers' compensation	291,852	256,095	185,816
	Other	70,007	66,355	54,369
Total alternative markets		$ 663,478	$ 605,996	$ 428,120
REINSURANCE	Property	132,210	216,792	147,090
	Casualty	621,887	624,659	566,064
Total reinsurance		$ 754,097	$ 841,451	$ 713,154
INTERNATIONAL		$ 187,993	$ 153,441	$ 76,220
Total		$4,460,935	$4,061,092	$3,234,610

[23] Quarterly Financial Information (unaudited)

The following is a summary of quarterly financial data (in thousands except per share data):

THREE MONTHS ENDED	MARCH 31,		JUNE 30,		SEPTEMBER 30,		DECEMBER 31,	
	2005	2004	2005	2004	2005	2004	2005	2004
Revenues	$1,159,988	$1,078,705	$1,220,784	$1,110,754	$1,272,177	$1,139,536	$1,343,890	$1,183,240
Net income	120,871	115,428	134,079	109,484	122,518	97,072	167,424	116,121
Net income per share[(a)]:								
Basic	0.96	0.92	1.06	0.87	0.96	0.77	1.31	0.92
Diluted	0.91	0.88	1.01	0.83	0.92	0.73	1.25	0.88

[(a)] Earnings per share (EPS) in each quarter is computed using the weighted-average number of shares outstanding during that quarter while EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters EPS does not necessarily equal the full-year EPS.

SPECIALTY

Excess and Surplus Lines

Admiral Insurance Company

1255 Caldwell Road
Cherry Hill, NJ 08034
Tel: (856) 429 9200 Fax: (856) 429 8611

James S. Carey, CPCU, President & Chief Executive Officer
John E. Goodloe, President – Excess Division
Scott R. Barraclough, Senior Vice President & Treasurer
Daniel A. MacDonald, Senior Vice President & Secretary
Curtis E. Fletcher, CPCU, Regional Vice President
William E. Haines, CPCU, Regional Vice President
Raymond H. McDowell, Regional Vice President
Martin M. Michell, Regional Vice President
Robert J. Morgan, Vice President – Information Technology
Anthony A. Peraine, Vice President – Chief Actuary
Walter G. Strauss, Vice President – Underwriting
Patricia A. Vreeland, Vice President – Human Resources

Austin, Texas	Tel: (512) 795 0766
Duluth, Georgia	Tel: (770) 476 1561
Seattle, Washington	Tel: (206) 467 6511
Stamford, Connecticut	Tel: (203) 323 8286

Admiral Risk Insurance Services, Inc.

Chicago, Illinois	Tel: (312) 368 1107
Sherman Oaks, California	Tel: (818) 907 6585

Berkley Specialty Underwriting Managers LLC

Three Ravinia Drive, Suite 500
Atlanta, GA 30346
Tel: (404) 443 2040 Fax: (404) 443 2050

Steven S. Zeitman, President & Chief Executive Officer
Rick Bak, CPCU, Executive Vice President & Chief Operating Officer
Elena D. Mohler, CPCU, Senior Vice President
Patricia K. London, Vice President & Chief Financial Officer
Roy B. Pomerantz, Vice President – Specialty Casualty, Glastonbury, CT
Joseph F. Rugnetta, Vice President – Specialty Casualty, St. Paul, MN
Michael A. Turner, CPCU, Vice President – Specialty Casualty, Atlanta, GA
Cindy L. Broschart, President – Entertainment & Sports, Irving, TX
Michael A. Harris, Vice President – Entertainment & Sports, Irving, TX
Tekla M. Morgan, Assistant Vice President – Entertainment & Sports, Glendale, CA

Specialty Casualty:

Atlanta, Georgia	Tel: (404) 443 2055
Chicago, Illinois	Tel: (404) 443 2080
Glastonbury, Connecticut	Tel: (404) 443 2070
St. Paul, Minnesota	Tel: (404) 443 2075

Entertainment & Sports:

Irving, Texas	Tel: (972) 819 8980
Glendale, California	Tel: (972) 819 8985

Nautilus Insurance Company
Great Divide Insurance Company

7233 East Butherus Drive
Scottsdale, AZ 85260
Tel: (480) 951 0905 Fax: (480) 951 9730

Thomas M. Kuzma, President & Chief Executive Officer
John M. Runberg, Senior Vice President, Chief Financial Officer & Treasurer
Michael J. Kilgas, Senior Vice President – Claims
Cynthia A. Roa, Vice President – Business Operations Audit & Analysis
Deborah J. Savoie, Vice President – Actuarial
Janet L. Shemanske, Vice President – Regulatory & Secretary
Karen W. Loftus, Vice President – Human Resources
Michael R. Horton, Vice President – Information Technology
Thomas A. Kindle, Vice President – Marketing & Business Development
Antoinette L. Whitrock, Vice President – Underwriting Operations
Bevin M. Beatovic, Vice President – eBusiness
Katherine M. Suhm, Vice President – Underwriting
Wendy L. Markham, Vice President – Underwriting

Vela Insurance Services, Inc.

200 West Madison, Suite 2700
Chicago, IL 60606
Tel: (312) 553 4413 Fax: (312) 553 4431

Richard P. Shemitis, CPCU, President
O. Erik Hallberg, Executive Vice President – Branch Manager, Solvang, CA
William L. Braden, Vice President – Underwriting, Chicago, IL
Gerald P. Kalvaitis, Jr., Vice President – Chief Financial Officer
Ritamari Martin, Vice President – Underwriting, Solvang, CA
Patricia Maruszak, Vice President – Underwriting, Chicago, IL
Michael P. Sullivan, Senior Vice President – Underwriting, Chicago, IL

Solvang, California	Tel: (805) 693 0839

Admitted Specialty Lines

Berkley Aviation, LLC

3780 State Street, Suite C
Santa Barbara, CA 93105
Tel: (805) 898 7640 Fax: (805) 898 7690

Jason R. Niemela, President
Richard S. Huston, Vice President – Underwriting
Gary L. Feramisco, Vice President – Underwriting
Ryan R. Gould, Vice President – Claims
Alan C. Hair, Chief Financial Officer

Berkley Underwriting Partners, LLC
215 Shuman Boulevard, Suite 200
Naperville, IL 60563
Tel: (630) 210 0360 Fax: (630) 210 0375

John S. Diem, President
Joseph L. Mathews, Executive Vice President – Chief Financial Officer
Joseph M. Pojman, Senior Vice President – Director of Claims
Michael Anello, Vice President – Equine Division
Christopher C. Campbell, Vice President – Program Management
Julius M. Colangelo, Vice President – Chief Information Officer
Spencer L. Coyle, Vice President – Chief Actuary
Richard W. Cullen, Vice President – Business Development
David A. Hanes, Vice President – Underwriting Support
Thomas J. Voss, Vice President – Program Management

Carolina Casualty Insurance Company
4600 Touchton Road East, Building 100, Suite 400
Jacksonville, FL 32246
Tel: (904) 363 0900 Fax: (904) 363 8098

William F. Murray, CPCU, President
Donald J. Bromberek, Vice President – Underwriting
Robert F. Flannery, Vice President – Actuary
J. Madison Macon, Vice President – Marketing
George W. Lindh, Vice President – Claims
Carroll D. Starmer, Vice President – Management Information Systems
Catherine P. Steckner, Vice President – Human Resources
Betty C. Sutherland, Vice President & Secretary
Gary R. Wothe, Vice President, Chief Financial Officer & Treasurer

Clermont Specialty Managers, Ltd.
3 University Plaza Drive, Suite 206
Hackensack, NJ 07601
Tel: (201) 342 4211 Fax: (201) 342 6381

Alfred Schonberger, President
David A. Gianfrancesco, Senior Vice President – Claims
Donald J. Togneri, CPCU, Senior Vice President – Underwriting
George Culliney, Jr., CPCU, Vice President & Secretary – Compliance & Industry Relations
Yvette Carattini, Treasurer

Monitor Liability Managers, Inc.
2850 West Golf Road, Suite 800
Rolling Meadows, IL 60008-4039
Tel: (847) 806 6590 Fax: (847) 806 6282

Douglas J. Powers, CPCU, President & Chief Executive Officer
Sandra C. Nelson, Senior Vice President – Underwriting
David R. Aller, CPCU, Vice President– Producer Development
Joseph B. Haltman, Vice President – Directors' & Officers' Liability
James E. Hill, Vice President – Claims
Peter A. Lindquist, CPCU, Vice President, Chief Financial Officer, Treasurer & Secretary
Thomas J. Mathias, Vice President – Management Liability
Randal P. Mrozowicz, Vice President – Lawyers' Professional & Employment Practices Liability
Helen R. Savaiano, Vice President – Non Profit Directors' & Officers' Liability
Paul E. Sowadski, Vice President & Chief Information Officer – Information Technology

REGIONAL

Acadia Insurance Company
One Acadia Commons, P.O. Box 9010
Westbrook, ME 04098-5010
Tel: (207) 772 4300 Fax: (207) 772 6104

Bill Thornton, CPCU, President
Charles A. Hamblen, CPCU, Senior Vice President, Chief Financial Officer & Treasurer
Bobbi Amero, CPCU, Regional Vice President, NH
Susan Grady, Regional Vice President, CT
Paul S. McAuliffe, Regional Vice President, MA
Andrew M. Burbank, Vice President – Information Systems
Jane E. Gordon, Vice President – Underwriting
David J. LeBlanc, CPCU, Vice President – Specialty Marine
Judith E. Plummer, CPCU, Vice President – Industry & Government Relations
Stephen J. Rich, CPCU, Vice President – Claims
Thomas P. Stark, Vice President – Marketing
Kathryn P. Whitmore, Vice President – Human Resources & Secretary

Bedford, New Hampshire	Tel: (603) 627 8466
Farmington, Connecticut	Tel: (860) 409 9301
Marlborough, Massachusetts	Tel: (508) 786 6600
South Burlington, Vermont	Tel: (802) 658 0722
Syracuse, New York	Tel: (315) 457 3757
Westbrook, Maine	Tel: (207) 772 4300

Berkley Mid-Atlantic Group
4820 Lake Brook Drive, Suite 300
Glen Allen, VA 23060
Tel: (804) 285 2700 Fax: (804) 285 5717

Kevin W. Nattrass, President & Chief Executive Officer
William E. Yount, CPCU, Vice President – Insurance Operations
William Kirk Bonner, Vice President – Information Technology
Jeffrey E. Bouton, Vice President – Underwriting
Joe C. Brooks, Vice President – Human Resources
Stephen M. Loderick, CPCU, Vice President, Chief Financial Officer & Treasurer
W. Ralph Sitterson, Vice President – Claims

Glen Allen, Virginia
Charlotte, North Carolina
Erie, Pennsylvania
Harrisburg, Pennsylvania
Tel: (800) 283 1153

Continental Western Group
11201 Douglas Avenue
Des Moines, IA 50322
Tel: (515) 278 3000 Fax: (515) 278 3458

Bradley S. Kuster, CPCU, President & Chief Executive Officer
Thomas E. Boots, Senior Vice President – Agency Services
Robert F. Buehler, Senior Vice President, Chief Financial Officer & Treasurer
Philip J. See, Senior Vice President – Claims
Robert B. Shepard, CPCU, Vice President – Underwriting
Michael L. Anania, Regional Vice President – Union Region
Curtis W. Bloemendaal, CPCU, Regional Vice President – Tri-State Region
Steven J. Freeborn, CPCU, Regional Vice President – Central Region
Jeff C. West, Vice President – Information Services
Lynsey L. Oster, Vice President – Administration
John F. Thelen, Vice President – General Counsel & Secretary

Boise, Idaho	Tel: (208) 898 5200
Lincoln, Nebraska	Tel: (402) 423 7688
Luverne, Minnesota	Tel: (507) 283 9561
Des Moines, Iowa	Tel: (515) 278 3000

Union Standard Insurance Group
122 West Carpenter Freeway, Suite 350
Irving, TX 75039-2008
Tel: (972) 719 2400 Fax: (972) 719 2401

Craig W. Sparks, President
Jerry W. Crites, Senior Vice President – Claims
James W. Foos, CPCU, Senior Vice President – Underwriting
Edmund P. Hemmerick, CPCU, Senior Vice President – Operations
John E. Gray, Vice President, Chief Financial Officer & Treasurer
Jacquelynne Hurst, Vice President – Marketing & Underwriting Services
Mary Jane Neese, Regional Vice President
Greg R. Perkins, Vice President – Information Services
E. Leslie Prock, Vice President – Human Resources
Michael W. Smith, Vice President – Claims

Dallas, Texas	Tel: (972) 719 2400
Little Rock, Arkansas	Tel: (501) 954 7888
Meridian, Mississippi	Tel: (601) 482 6816
Nashville, Tennessee	Tel: (615) 373 1621
Oklahoma City, Oklahoma	Tel: (405) 843 1555
San Antonio, Texas	Tel: (210) 979 9136

Berkley Regional Specialty Insurance Company
14902 North 73rd Street
P.O. Box 28333
Scottsdale, AZ 85255-0155
Tel: (480) 444 5950 Fax: (480) 607 2991

Walter E. Stradley, President & Chief Executive Officer
Rodney B. Frantz, Vice President, Chief Financial Officer & Treasurer
Kathleen L. Peterson, CPCU, Vice President – Operations
Vickie L. Potts, CPCU, Vice President – Agency Relations

Monitor Surety Managers, Inc.
352 Columbia Turnpike, Suite 203
Florham Park, NJ 07932
Tel: (973) 549 1700 Fax: (973) 301 4869

Roger J. Bassi, President
Steven F. Coward, Senior Vice President
John F. Beers, Vice President
Michael J. Hurley, Vice President

Alpharetta, Georgia	Tel: (678) 624 1818
Brentwood, Tennessee	Tel: (615) 373 1621
Des Moines, Iowa	Tel: (515) 278 7709
Irving, Texas	Tel: (972) 719 2346
Lincoln, Nebraska	Tel: (402) 423 7688
Madison, Wisconsin	Tel: (608) 278 1492
Marlborough, Massachusetts	Tel: (508) 263 2584
New York, New York	Tel: (212) 867 2650
Severna Park, Maryland	Tel: (410) 647 6990
Tampa, Florida	Tel: (813) 870 2077
Westbrook, Maine	Tel: (207) 772 4300

Regional business written in: Acadia Insurance Company; Berkley Regional Insurance Company; Continental Western Insurance Company; Firemen's Insurance Company of Washington, D.C.; Union Insurance Company; Union Standard Lloyds. Monitor Surety Managers, Inc. also writes business in Carolina Casualty Insurance Company.

ALTERNATIVE MARKETS

Berkley Accident and Health, LLC
2445 Kuser Road
Hamilton Square, NJ 08690-3303
Tel: (609) 584 6990 Fax: (609) 588 5770

Donato J. Gasparro, President & Chief Executive Officer
Carol Adams, Executive Vice President & Chief Operating Officer
Scott Buchanan, Vice President

Berkley Medical Excess Underwriters, LLC
390 S. Woods Mill Road, Suite 125
St. Louis, MO 63017
Tel: (314) 523 3650 Fax: (314) 523 3685

J. Michael Foley, President
Kimberly H. Willis, Vice President – Field Underwriting
W. Matthew Fessler, Vice President – Claims
Diane Perry, Vice President – Risk Management
Collin J. Suttie, Vice President – Actuarial Services
Roger J. Becker, Controller & Treasurer
Robbin A. Willis, Vice President – Marketing

Berkley Net Underwriters, LLC
Richmond, Virginia
Tel: (703) 986 3739

John K. Goldwater, President
James B. Gilbert, Senior Vice President – Managing Actuary
Michael F. Healey, Senior Vice President – Chief Technology Officer

Hamilton Square, New Jersey Tel: (609) 584 6990

Berkley Risk Administrators Company, LLC
222 South Ninth Street, Suite 1300
Minneapolis, MN 55402-3332
Tel: (612) 766 3000 Fax: (612) 766 3099

Mark C. Tansey, Chairman & Chief Executive Officer
Kenneth R. Hopkins, President & Chief Operating Officer
Douglass E. Pfeifer, Executive Vice President – Riverport Insurance Company
Leland P. Johnson, Senior Vice President – National Risk Management Services
Bruce A. Medvec, Senior Vice President – Risk Management Services – Southwest
Kim J. Brenckman, Senior Vice President – Sales/Marketing
Thomas R. Drake, Chief Information Officer
Michael T. Elsenpeter, Vice President – Client Financial Services
Patricia J. Fish, Senior Vice President – Human Resources/ Administration
William P. Scott, Senior Vice President – Chief Financial Officer

Alpharetta, Georgia	Tel: (770) 663 8635
Council Bluffs, Iowa	Tel: (800) 832 0137
Indianapolis, Indiana	Tel: (317) 585 2799
Nashville, Tennessee	Tel: (615) 493 7777
Overland Park, Kansas	Tel: (913) 385 4960
Pierre, South Dakota	Tel: (605) 945 2144
St. Paul, Minnesota	Tel: (651) 281 1200
Scottsdale, Arizona	Tel: (602) 992 8844
Tukwila, Washington	Tel: (206) 575 2303
Virginia Beach, Virginia	Tel: (757) 490 7838
Wauwatosa, Wisconsin	Tel: (414) 771 2038
Wichita, Kansas	Tel: (316) 821 0200

All Claims of Nevada, Inc.
Las Vegas, Nevada Tel: (702) 257 2193

Allied Adjusters
Minneapolis, Minnesota Tel: (612) 766 3700

Arizona All Claims
Scottsdale, Arizona Tel: (602) 997 5877

Berkley Administrators of Connecticut, Inc.
Farmington, Connecticut Tel: (860) 409 9300

Berkley Risk & Insurance Services
Novato, California Tel: (415) 898 9600

Berkley Risk Managers
Mays Landing, New Jersey Tel: (609) 625 5544

Berkley Risk Services of Colorado
Denver, Colorado Tel: (303) 357 2600

Independent Plan Administrators, LLC
Las Vegas, Nevada Tel: (702) 257 2190

Southwest Risk Services
Scottsdale, Arizona Tel: (602) 996 8810

Preferred Employers Insurance Company
1455 Frazee Road, Suite 1000
San Diego, CA 92108
Tel: (619) 688 3900 Fax: (888) 472 9490

Linda R. Smith, President & Chief Executive Officer
Miklos F. Kallo, Senior Vice President, Treasurer & Chief Financial Officer
Marc J. Beaulieu, Vice President – Marketing
Jan A. Beaver, Vice President & Secretary
John C. Bennett, Vice President
Rosemary Favier, Vice President – Claims
Barbara L. Gallagher, Vice President – Underwriting
Randy Sysol, Vice President – Information Technology

Key Risk Insurance Company
7900 McCloud Road, Suite 300, P.O. Box 49129
Greensboro, NC 27419
Tel: (336) 668 9050 Fax: (336) 605 7544

Joe W. Sykes, CPCU, President & Chief Executive Officer
Rebecca H. Karr, CPCU, Executive Vice President & Chief Financial Officer
Joe C. Brooks, Senior Vice President – Human Resources/Administration
John A. Godfrey, CPCU, Senior Vice President – Underwriting/Loss Control
Anne H. Myers, CPCU, Senior Vice President – Marketing/Alternative Risk Services
Robert W. Standen, Senior Vice President – Claims/Managed Care

Alpharetta, Georgia	Tel: (770) 751 8901
Charlotte, North Carolina	Tel: (704) 329 9550
Columbia, South Carolina	Tel: (803) 252 1777
Raleigh, North Carolina	Tel: (919) 876 8611
Richmond, Virginia	Tel: (804) 288 2660

Key Risk Management Services, Inc.
Greensboro, North Carolina Tel: (336) 668 9050

Midwest Employers Casualty Company
14755 North Outer Forty Drive, Suite 300
Chesterfield, MO 63017
Tel: (636) 449 7000 Fax: (636) 449 7199

Melodee J. Saunders, President & Chief Operating Officer
Steven J. Link, Executive Vice President – Marketing
Peter W. Shaw, Senior Vice President, Chief Financial Officer & Treasurer
Donna L. Knowling, Senior Vice President & Secretary
Robert H. Burgoyne, Vice President – Underwriting
Leo J. Winstead, Vice President – Claims

REINSURANCE

Berkley Insurance Company
475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 542 3800 Fax: (203) 542 3839

William R. Berkley, Chairman & President
Larry A. Hansen, Executive Vice President & Chief Financial Officer
Carol J. LaPunzina, Senior Vice President – General Counsel & Secretary
Richard D. Thomas, Vice President & Corporate Actuary

Hong Kong Reinsurance Division
Central Plaza
18 Harbour Road, Suite 6708
Wanchai, Hong Kong

Victor V. Leong, President

Facultative ReSources, Inc.
475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 542 3500 Fax: (203) 542 3579

James W. McCleary, Chairman
James H. Crutchley, President
Colleen P. Fahey, Vice President – Branch Manager, Greenwich, CT
Thomas V. Lehmkuhl, Vice President – Underwriting, Greenwich, CT
Michael J. Nicholas, Senior Vice President – Branch Manager, Atlanta, GA
Ronald S. Hayden, Vice President – Underwriting, Atlanta, GA
David M. McNichols, Vice President – Branch Manager, Schaumburg, IL
Stephen A. Samoskevich, Senior Vice President – Manager of Information Technology
Edward N. Ryan, Vice President – Property Manager
Pasquale Tomaino, Vice President – Chief Financial Officer
Norman H. Davis, Vice President – Claims Manager
Carol J. LaPunzina, Vice President – General Counsel & Secretary

Atlanta, Georgia	Tel: (770) 396 2515
Schaumburg, Illinois	Tel: (847) 884 1960

Signet Star Re, LLC
475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 542 3200 Fax: (203) 542 3290

Tom N. Kellogg, Chairman
Craig N. Johnson, President & Chief Executive Officer
Richard Agatstein, Senior Vice President – Underwriting
Stephen P. Horvath, Senior Vice President – Underwriting
Timothy C. McCoy, Senior Vice President – Underwriting
John J. Myers, Senior Vice President – Underwriting
Gordon J. Olver, Senior Vice President – Underwriting
Kevin J. Shea, Senior Vice President – Director of Claims
Joseph W. Walsh, Senior Vice President – Underwriting
Todd W. Bolden, Vice President – Underwriting
Barbara A. Connell, Vice President – Underwriting
Graham C. Dickinson, Vice President – Underwriting
Olivia W. Giuntini, Vice President – Actuary
Julie K. Halper, Vice President – Chief Actuary
Joseph H. Iarocci, Vice President – Claims
Paul C. Kelly, Vice President – Underwriting
Krystyna H. Miller, Vice President – Claims
Joseph A. Sweeney, Vice President – Claims

B F Re Underwriters, LLC
One Canterbury Green
Stamford, CT 06901
Tel: (203) 975 7739 Fax: (203) 975 7749

Daniel L. Avery, President
Richard A. Corpus, Executive Vice President
Maria W. Anderson, Vice President
Scott Balfour, Vice President
Frederic C. Cooper, Vice President
J. Robert Fender, Vice President
Thomas P. Gaughran, Vice President
Thomas J. Greenfield, Vice President
Gary S. Miller, Vice President
L. Randy Miller, Vice President
Jeff M. Neher, Vice President
Raymond H. Niver, Vice President
Catherine P. Schilling, Vice President
Joseph J. Vyskocil, Vice President

Chicago, Illinois	Tel: (312) 553 4707
Dublin, Ohio	Tel: (614) 766 4316
Duluth, Georgia	Tel: (770) 814 7531
Irving, Texas	Tel: (972) 580 9950
Philadelphia, Pennsylvania	Tel: (215) 568 3570
San Francisco, California	Tel: (415) 543 4466

Berkley Risk Solutions, Inc.
475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 769 4050 Fax: (203) 769 4059

Jeffrey E. Vosburgh, President
Gregory A. Cuzzi, Senior Vice President & Chief Actuarial Officer
Sally B. Gilmore, Senior Vice President & Chief Administrative Officer
Kenneth M. Roberts, Vice President

Gemini Insurance Company
StarNet Insurance Company
475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 542 3800 Fax: (203) 542 3839

William R. Berkley, President & Chief Executive Officer
Larry A. Hansen, Executive Vice President & Chief Financial Officer
John S. Diem, Executive Vice President
Richard P. Shemitis, Executive Vice President – Gemini Insurance Company
Carol J. LaPunzina, Senior Vice President – General Counsel & Secretary
Donald M. McGuire, Senior Vice President & Treasurer

Watch Hill Fac Management, LLC
One Canterbury Green, 9th Floor
Stamford, CT 06901
Tel: (203) 967 7860 Fax: (203) 967 0635

Gerald S. King, President & Chief Executive Officer
Robert W. Colantuoni, Vice President
Robert T. Comstock, Vice President

INTERNATIONAL

Berkley International, LLC
475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 629 3000 Fax: (203) 769 4098

William R. Berkley, Chairman & Chief Executive Officer
W. Robert Berkley, Jr., Vice Chairman
Fernando Correa Urquiza, President
Eugene G. Ballard, Senior Vice President – Chief Financial Officer & Treasurer
Ira S. Lederman, Senior Vice President – General Counsel & Secretary
Steven J. Malawer, Vice President – Associate General Counsel & Assistant Secretary

Berkley International Argentina S.A.
Carlos Pellegrini 1023, 8th Floor
C1009ABU - Buenos Aires, Argentina
Tel: (54) 11 4378 8100 Fax: (54) 11 4378 8111

Eduardo I. Llobet, President & Chief Executive Officer
Marcelo R. Crespo, Chief Financial Officer

Berkley International Aseguradora de Riesgos del Trabajo S.A.
Carlos Pellegrini 1023, 3rd Floor
C1009ABU - Buenos Aires, Argentina
Tel: (54) 11 4378 8000 Fax: (54) 11 4378 8185

Eduardo I. Llobet, President
Alejandro Bruce, Senior Vice President

Berkley International Seguros S.A.
Mitre 699, S2000COM - Rosario, Argentina
Tel: (54) 341 410 4200 Fax: (54) 341 410 4251

Carlos Pellegrini 1023, 2nd Floor
C1009ABU - Buenos Aires, Argentina
Tel: (54) 11 4378 8100 Fax: (54) 11 4378 8111

Eduardo I. Llobet, President & Chief Executive Officer
Osvaldo P. Borghi, Chief Operating Officer

Berkley International do Brasil Seguros S.A.
Rua Olimpíadas, 200, 11th Floor
04551-000 São Paulo, Brazil
Tel: (55) 11 3848 8622 Fax: (55) 11 3848 8633

Horácio O. d'Almeida e Silva, Chief Executive Officer
José Marcelino Risden, Chief Commercial Officer
Silvia Caroline T. Vergara, Chief Underwriting Officer
Carlos A. Borges do Nascimento, Chief Financial Officer

Berkley International Philippines, Inc.
Berkley International Life Insurance Co., Inc.
Berkley International Plans, Inc.
Family First, Inc.
9th Floor, The Enterprise Centre, Tower 2
6766 Ayala Avenue, corner Paseo de Roxas
Makati City, Philippines
Tel: (632) 755 1500 Fax: (632) 755 1581

Alan M. Rafe, President & Chief Executive Officer
Daniel L. Villanueva, Executive Vice President & Chief Financial Officer
Robb S. Paulsen, Executive Vice President & General Manager – Family First, Inc.
Maria Tzarina G. Saldaña, Vice President – Marketing & People Management & Development
Adnelle M. Valeza, Vice President – Information Technology
Maria Regina dela Vega-Cruz, Vice President – Corporate Communications

W. R. Berkley Insurance (Europe), Limited
40 Lime Street, 2nd Floor
London EC3 M7AW, England
Tel: (44) 207 280 9000 Fax: (44) 207 280 9090

Stuart Wright, Chief Executive Officer &
Chief Underwriting Officer
Paul Hosking, Chief Financial Officer
Graham Dennis, Chief Operating Officer
Peter Glanfield, Professional Lines Underwriting Manager
Colin Eaton, Regional Underwriting Manager
James Bright, Liability Underwriting Manager
Simon Mepham, Directors' & Officers' Liability Underwriter
Peter Coles – Personal Accident Underwriter
Claire Bolton, Claims Manager
Carlo Giandomenici, Finance & Corporate
Reporting Manager
John Munro – Underwriting Services Manager

W. R. Berkley Insurance (Europe), Limited, Sucursal en España
Paseo de la Castellana 149, 6th Floor
28046 Madrid, Spain
Tel: (34) 91 449 26 46 Fax: (34) 91 449 26 99

Armando Calderon, General Manager
Juan Peran, Product Manager – Professional Indemnity
Lourdes del Pozo, Product Manager – Medical Malpractice

Paseo de Gracia num. 11 – Escalera A – 6ª planta 4
08008 Barcelona, Spain
Tel: (34) 93 481 47 29 Fax: (34) 93 481 47 37

Global Direct, LLC
475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 629 3000 Fax: (203) 769 4098

SERVICE OPERATIONS

Berkley Dean & Company, Inc.
475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 629 3000 Fax: (203) 769 4096

James G. Shiel, President
Edward F. Linekin, Senior Vice President
Nicholas R. Lang, Vice President
James T. McGrath, Vice President

Berkley Capital, LLC
475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 629 3000 Fax: (203) 769 4095

Frank T. Medici, President

Berkley Technology Services LLC
405 Silverside Road, Suite 205
Wilmington, DE 19809
Tel: (302) 439 2000 Fax: (302) 439 2016

Harry J. Berkley, Vice President
Kenneth R. McKinion, Vice President
Joni L. Gacke, Vice President – Underwriting Services
Wayne L. Robinson, Vice President – Network Infrastructure
Frank C. Vedder, Vice President – Core Systems
Thomas M. Whelans, Vice President – Operations

Des Moines, Iowa Tel: (515) 278 3000
Luverne, Minnesota Tel: (507) 283 9195

Board of Directors and Officers

DIRECTORS

William R. Berkley
Chairman of the Board and Chief Executive Officer

Philip J. Ablove
Retired Executive Vice President and Chief Financial Officer
Pioneer Companies, Inc.

W. Robert Berkley, Jr.
Executive Vice President

Ronald E. Blaylock
Founder, Chairman and Chief Executive Officer
Blaylock & Partners LP (investment banking firm)

Mark E. Brockbank
Retired Chief Executive
XL Brockbank LTD

George G. Daly
Dean, McDonough School of Business
Georgetown University

Mary C. Farrell*
Financial Services Industry Consultant
Retired Managing Director, Chief Investment Strategist
UBS Wealth Management USA

Rodney A. Hawes, Jr.
Retired Chairman and Chief Executive Officer
Life Re Corporation

Jack H. Nusbaum
Chairman, Willkie Farr & Gallagher LLP
(attorneys at law)

Mark L. Shapiro
Private Investor

*Elected to the Board of Directors on March 7, 2006.

OFFICERS

William R. Berkley
Chairman of the Board and Chief Executive Officer

W. Robert Berkley, Jr.
Executive Vice President

Eugene G. Ballard
Senior Vice President – Chief Financial Officer and Treasurer

Robert P. Cole
Senior Vice President – Regional Operations

Robert W. Gosselink
Senior Vice President – Insurance Risk Management

Paul J. Hancock
Senior Vice President – Chief Corporate Actuary

Robert C. Hewitt
Senior Vice President – Excess and Surplus Lines

Peter L. Kamford
Senior Vice President – Admitted Specialty Lines

Ira S. Lederman
Senior Vice President – General Counsel and Secretary

James W. McCleary
Senior Vice President – Reinsurance Operations

James G. Shiel
Senior Vice President – Investments

Robert D. Stone
Senior Vice President – Alternative Markets Operations

Harry J. Berkley
Vice President – Information Technology

Kenneth H. Ebers
Vice President – Financial Risk Managment

Karen A. Horvath
Vice President – External Financial Communications

Joan E. Kapfer
Vice President

Edward F. Linekin
Vice President – Investments

Kenneth R. McKinion
Vice President – Information Technology Operations

Clement P. Patafio
Vice President – Corporate Controller

Joseph M. Pennachio
Vice President – Human Resources

Josephine A. Raimondi
Vice President – Senior Counsel and Assistant Secretary

Scott A. Siegel
Vice President – Taxes

Philip S. Welt
Vice President – Senior Counsel

Thomas P. Boyle
Assistant Vice President – Corporate Actuarial

Arthur Gurevitch
Assistant Vice President – Analytics

Raymond J. O'Brien
Assistant Vice President – Director of Internal Audit

Jane B. Parker
Assistant Vice President – Litigation Counsel

Jessica L. Somerfeld
Assistant Vice President – Corporate Actuary

Bruce I. Weiser
Assistant Vice President – Counsel

Jean P. Milot
Assistant Corporate Controller

George K. Richardson
Assistant Treasurer

Janet L. Shemanske
Assistant Secretary

John E. Warycha
Assistant Corporate Controller – Financial Reporting

Dawn M. Callahan
Director of Investment Accounting

John S. Navratil
Assistant Tax Director



"SAFE HARBOR" STATEMENT

This report may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This is a "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995. Any forward-looking statements contained herein, including statements related to our outlook for the industry and for our performance for the year 2006 and beyond, are based upon the Company's historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. They are subject to various risks and uncertainties, including but not limited to, the cyclical nature of the property casualty industry, the long-tail and potentially volatile nature of the reinsurance business, product demand and pricing, claims development and the process of estimating reserves, the uncertain nature of damage theories and loss amounts, the increased level of our retention, natural and man-made catastrophic losses, including hurricanes and as a result of terrorist activities, the impact of competition, exposure as to coverage for terrorist acts, our retention under The Terrorism Risk Insurance Act of 2002, as amended ("TRIA"), the availability of reinsurance, the ability of our reinsurers to pay reinsurance recoverables owed to us, investment risks, including those of our portfolio of fixed income securities and investments in equity securities, including merger arbitrage investments, legislative and regulatory developments, including those related to alleged anti-competitive or other improper business practices in the insurance industry, exchange rate and political risks relating to our international operations, changes in the ratings assigned to us by rating agencies, the availability of dividends from our insurance company subsidiaries, our ability to successfully acquire and integrate companies and invest in new insurance ventures, our ability to attract and retain qualified employees, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. These risks could cause actual results of the industry or our actual results for the year 2006 and beyond to differ materially from those expressed in any forward-looking statement made by or on behalf of the Company. Any projections of growth in the Company's net premiums written and management fees would not necessarily result in commensurate levels of underwriting and operating profits. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Cover art: "One World" by Michael Theise.

This report is printed on 10% post-consumer waste paper.

AUDITORS

KPMG LLP, New York, New York

OUTSIDE COUNSEL

Willkie Farr & Gallagher LLP, New York, New York

ANNUAL MEETING

The Annual Meeting of Stockholders of W. R. Berkley Corporation will be held at 3:00 p.m. on May 16, 2006 at the offices of W. R. Berkley Corporation, 475 Steamboat Road, Greenwich, Connecticut 06830.

SHARES TRADED

Common Stock of W. R. Berkley Corporation is traded on the New York Stock Exchange. Symbol: BER

TRANSFER AGENT AND REGISTRAR

Wells Fargo Bank, N.A.
Shareowner Services
161 N. Concord Exchange
South St. Paul, Minnesota 55075
Tel: (800) 468 9716
http://wellsfargo.com/com/shareowner_services

ANNUAL REPORT ON FORM 10-K

The Annual Report on Form 10-K filed with the Securities and Exchange Commission contains additional financial and other information with respect to W. R. Berkley Corporation. Copies of the Form 10-K will be furnished to stockholders upon request. Please direct all inquiries to:

Ira S. Lederman
General Counsel and Secretary
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, Connecticut 06830

WEB SITE

For additional information, including press releases, visit our internet site at: http://www.wrberkley.com

NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE MATTERS

As a listed company with the New York Stock Exchange ("NYSE"), the Company is subject to certain Corporate Governance standards as required by the NYSE and/or the Securities and Exchange Commission ("SEC"). Among other requirements, the Company's Chairman of the Board and Chief Executive Officer, as required by Section 303A.12(a) of the NYSE Listed Company Manual, must certify to the NYSE each year whether or not he is aware of any violations by the Company of NYSE Corporate Governance listing standards as of the date of the certification. On June 8, 2005, the Company's Chairman of the Board and Chief Executive Officer, William R. Berkley, submitted such a certification to the NYSE which stated that he was not aware of any violation by the Company of the NYSE Corporate Governance listing standards. In addition, on March 13, 2006, the Company filed its 2005 Form 10-K with the SEC, which included as Exhibits 31.1 and 31.2 the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.


EVERYTHING COUNTS
EVERYONE MATTERS℠



"Always do right. This will gratify some people, and astonish the rest."

Mark Twain

W. R. Berkley Corporation
475 Steamboat Road
Greenwich, Connecticut 06830

203 629 3000
www.wrberkley.com

